Notice of
2025 Annual Meeting
Proxy Statement







2024
ANNUAL REPORT

GXO Logistics, Inc. (NYSE: GXO), together with its subsidiaries ("GXO," the "Company," "our" or "we") is the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. We provide our customers with high-value-add warehousing and distribution, order fulfillment, ecommerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled customized solutions at scale. As of December 31, 2024, our 152,000 team members operated in 1,030 facilities worldwide, totaling approximately 218 million square feet of space, primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

  

Forward-looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are qualified by cautionary statements regarding unknown risks, uncertainties, and assumptions as can be found in GXO's filings with the U.S. Securities and Exchange Commission and accessed through the company's website http://www.gxo.com. Forward-looking statements set forth in this document speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.



GXO LOGISTICS, INC.
Two American Lane
Greenwich, Connecticut 06831

April 17, 2025

To Our Valued Stockholders,

2024 was a strong year for GXO. We delivered record revenue and adjusted EBITDA[1] and expanded into new, high-opportunity verticals—meaningful progress toward our goal of becoming the world's leading logistics provider. Our continued investments in advanced automation and artificial intelligence have solidified GXO's position as a tech leader in supply chain logistics, creating competitive advantages that directly benefit our customers.

2025 will be an important transition year for GXO. On behalf of the board, I want to thank Malcolm Wilson for his outstanding contributions. During Malcolm's tenure, GXO nearly doubled revenue, completed three strategic acquisitions, delivered an annual return on invested capital[1] of more than 30%, and scaled to more than 150,000 team members worldwide. Our new CEO will inherit a strong business, a deep bench of leadership, and real momentum.

We're also taking this opportunity to refresh our Board of Directors with five new members who bring relevant experience running sophisticated supply chains. I want to thank our outgoing directors—Clare, Gena, Joli, and Oren—for their service. Over the past several years, their guidance helped GXO grow from a newly independent company into a global logistics powerhouse.

Thank you, shareholders, for your continued support of GXO!

Brad Jacobs
Chairman of the Board
GXO Logistics, Inc.

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1. Adjusted EBITDA and return on invested capital are non-GAAP measures. Additional information on these measures can be found in Annex A to our company's Proxy Statement.



CEO Letter to Stockholders

Dear GXO Stockholders,

In 2024, GXO delivered solid operating and commercial performance, driving sequential organic revenue growth in every quarter. It was a year in which investments in sales, technology, talent and a strategic acquisition set the foundation for future growth.

This will be my last letter to you – our shareholders. As we announced in December, I will be retiring from GXO this year. As I reflect on my 30-year career in the logistics industry, I feel immense gratitude and pride in our global GXO team. Our accomplishments together have solidified the company's position as the leading provider of tech-enabled fulfillment solutions for blue chip customers around the world.

Accelerating growth

In 2024, GXO generated $11.7 billion in revenue, growing 20% year over year, and net income was $138 million. Our adjusted EBITDA[1] grew to $815 million, reflecting 10% growth from $741 million in 2023, and our operating return on invested capital (ROIC[1]) of 46% was well-above our long-term target of more than 30%.

We continued to drive value for our stakeholders by expanding into high growth verticals and geographies. We completed our acquisition of Wincanton plc, subject to review by the UK Competition and Markets Authority, which we expect to serve as a springboard into serving the aerospace, industrial and healthcare sectors across Europe. Our multi-year expansion plan in Germany, Europe's largest logistics market, is on track. In 2024, Germany is our fastest growing market with wins across an array of sectors, including aerospace & defense, food & beverage and omnichannel retail.

We continued to strengthen our balance sheet. Our net leverage ratio[1] following the acquisition of Wincanton in the second quarter was 3.1x, which was reduced to 2.7x by the end of the fourth quarter.

Fostering new relationships worldwide

We have invested in our global sales capabilities, and these investments are bearing fruit. The company closed more than $1 billion in new business wins for the second consecutive year, expanding into new verticals and geographies, while also strengthening our core verticals. We welcomed terrific new brands to GXO, including a 20-year agreement with Levi's with a lifetime value of nearly $1 billion driving revenue visibility into the next decade, while at the same time expanding to new geographies with more than 40 existing customers, a testament to our high-quality service and the trust they have in us.

At year-end, our sales pipeline was up 15% year-over-year, and we've seen strength in key areas, including data centers, e-commerce and omnichannel retail. We also signed our largest contract ever, a $2.5 billion landmark contract in the health sector in the UK, expanding our capabilities in this massive and highly attractive sector.

Our focus on providing the best possible service was seen not only in our new business success, but in the satisfaction of our existing customers, which reached all-time highs at the end of 2024.

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[1] Adjusted EBITDA, return on invested capital, and net leverage ratio are non-GAAP measures. Additional information on these measures can be found in Annex A to our company's Proxy Statement

Delivering impact with innovation

A key dimension of our strategy is leveraging the immense value that advanced technological capabilities can bring to logistics operations. Every dimension of the supply chain has the potential to be modernized to the benefit of our global customers. In addition to enhancing operational resilience and reliability, we are harnessing opportunities with artificial intelligence. We believe the company is poised to further differentiate and expand our capabilities in 2025.

As customers look for innovative solutions, our investments in technology and automation will sustain our growth and continue to set GXO apart as a future forward logistics solutions partner.

Building on a strong foundation

The company is well positioned as we begin 2025. We expect growth in organic revenue and Adjusted EBITDA this year and we are moving forward with a commitment to improving our operations every day. As companies across the globe are challenged by the ever-increasing complexity of their supply chains, GXO's culture of continuous improvement and proven solutions are in high demand.

Our commitment to investing in the safety, well-being, and satisfaction of our team members remains strong. We were pleased to be recognized by *Newsweek* as one of "America's Most Responsible Companies" for the third consecutive year. Talent is a key differentiator for GXO, and attracting, developing and retaining the best talent in the industry at all levels is a critical area of focus. We are particularly proud of our culture of training and advancement, with over 1.1 million hours of training globally in 2024. This care and investment in our team fortifies our company, as we continue to offer meaningful value to our customers.

Since GXO became a standalone company in August 2021, I've watched the business evolve as we help our clients adapt and thrive in a dynamic world, and GXO's trajectory and transformation since our spin-off have been remarkable. We've nearly doubled revenue since 2020, successfully executed our M&A and commercial strategies to expand into new growth verticals and geographies, embraced new technologies to remain at the forefront of our industry and all the while maintained a laser focus on our customers, our people and operational excellence. We believe these accomplishments will enable GXO to seize future opportunities as global companies continue to grapple with managing complex supply chains.

With the foundation we've established, I am confident that the management team and incoming CEO will carry the company to even greater heights and GXO will continue to play a key role in modernizing markets through critical logistics support.

On behalf of our entire global team, thank you for your continued trust and support.

Malcolm Wilson
Chief Executive Officer

TABLE OF CONTENTS



GXO LOGISTICS, INC.
Two American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 13, 2025

To the Stockholders of GXO Logistics, Inc.:

Notice is hereby given that the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of GXO Logistics, Inc. ("GXO" or the "company") will be held on Tuesday, May 13, 2025, at 10:00 a.m. Eastern Time. The meeting will be conducted exclusively as a live webcast. You can access the meeting at https://meetnow.global/ML5XYPX with your control number.

The Annual Meeting shall be held for the purposes summarized below and more fully described in the Proxy Statement accompanying this notice:

■ To elect nine (9) members of our Board of Directors for a term to expire at the 2026 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal;

■ To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025;

■ To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs"), as disclosed in the Proxy Statement; and

■ To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record of our common stock, par value $0.01 per share, as of the close of business on April 1, 2025, are entitled to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of these stockholders will be available on the bottom panel of your screen during the Annual Meeting after entering your control number.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By Order of the Board of Directors,

Brad Jacobs

Brad Jacobs
Chairman of the Board
GXO Logistics, Inc.

Greenwich, Connecticut
April 17, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 13, 2025:

Our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report"), are available at https://www.envisionreports.com/GXO.



Voluntary Electronic Receipt of Proxy Materials

GXO is pleased to deliver proxy materials electronically via the internet. Electronic delivery allows GXO to provide you with the information you need for the Annual Meeting while reducing the environmental impacts and costs of physical delivery of proxy materials.





With your adoption of electronic delivery of proxy materials and the elimination of approximately 39,744 sets of proxy materials as a result, we have been able to save more than 27,324 pounds of paper. This has the following impact on the environment:



saved approximately 55 tons of wood, or 370 fewer trees from being felled. This translates to 5.1 acres of forest saved

saving approximately 292,000 gallons of water, or the equivalent of filling approximately 14 Olympic-size swimming pools

using approximately 348 million fewer BTUs, or the equivalent of the amount of energy used by 415 residential refrigerators for one full year

eliminating approximately 16,100 pounds of solid waste

emitting approximately 246,000 fewer pounds of greenhouse gases, including CO_2, or the equivalent of 23 automobiles running for one year

reducing hazardous air pollutants by 21.8 pounds

Environmental impact estimates were calculated using the Environmental Paper Network Paper Calculator. For more information, visit www.papercalculator.org.

PROXY STATEMENT SUMMARY

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") of GXO Logistics, Inc. ("GXO" or our "company") in connection with our 2025 Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2025 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement and form of proxy are first being mailed on or about April 17, 2025, to our stockholders of record as of the close of business on April 1, 2025 (the "Record Date").

Date and Time	Place	Record Date
 Tuesday, May 13, 2025, at 10:00 a.m. Eastern Time	 Virtual Meeting Site: meetnow.global/ML5XYPX	 You can vote if you were a stockholder of record as of the close of business on April 1, 2025

Admission: You will not be able to attend the Annual Meeting in person this year. You can access the Annual Meeting at https://meetnow.global/ML5XYPX. You will need to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the Annual Meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare Trust Company, N.A. ("Computershare"), by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on May 8, 2025. You will receive a confirmation of your registration with a control number by email from Computershare. At the time of the meeting, go to https://meetnow.global/ML5XYPX and enter your control number.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect nine (9) members of our Board of Directors for a term to expire at the 2026 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.	✓ **FOR** each Director Nominee	12-27, 61
PROPOSAL 2: Ratification of the Appointment of our Independent Public Accounting Firm To ratify the appointment of KPMG LLP ("KPMG") as the company's independent registered public accounting firm for fiscal year 2025.	✓ **FOR**	59-60, 62
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs") as disclosed in this Proxy Statement.	✓ **FOR**	31-58, 63

Board and Committee Independence	Eight (8) of our nine (9) current directors are independent. All of our director nominees are independent. The Audit Committee, Compensation Committee and Nominating, Corporate Governance and Sustainability Committee consist entirely of independent directors.
Independent Board Oversight and Leadership Roles	Our Board has an independent chairman, vice chair, and lead independent director. Our lead independent director's role is to complement our independent committees and independent committee chairs in providing effective Board oversight. Our independent vice chair is responsible for providing support on key governance matters and stockholder engagement to our chairman, lead independent director and the Board. These independent structures work in conjunction with our chairman. The Board believes its leadership structure as well as the leadership structure of our company function cohesively and serve the best interests of our stockholders based on our company's strategy and ownership structure.
Board Refreshment	Our Board is committed to ensuring that its composition includes a range of expertise aligned with our company's business as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. The Board has a process to seek highly qualified director candidates who bring relevant experience to the Board in light of our growing scale and diversity. As part of our ongoing commitment to Board refreshment, we have five (5) new director nominees standing for election at the Annual Meeting.
Committee Rotations	As part of its annual review of committee assignments, the Board will periodically reconstitute its committees and their chairs to ensure effective functioning and new perspectives.
Director Elections	All of our directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections and further require that a director who fails to receive a majority vote must promptly tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	By engaging in regular deliberations and participating in management meetings, our Board seeks to provide robust oversight of current and potential risks facing our company. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Cybersecurity	Our Board maintains direct oversight over information technology and cybersecurity risk. The Board both receives and provides feedback on regular updates from management regarding information technology and cybersecurity governance processes, policies and business continuity plans, the status of projects to strengthen internal cybersecurity and the results of security breach simulations.
Active Participation	Our Board held 11 meetings in 2024. Each person currently serving as a director attended over 80% of the Board meetings as well as over 90% of the meetings of the committee(s) on which he or she served. All directors are invited to attend committee meetings even if they are not members of the committee.
Clear Oversight of Sustainability	Our Nominating, Corporate Governance and Sustainability Committee supports the Board in its oversight of our company's purpose-driven sustainability strategies and external disclosures. This includes engaging with management on material environmental, social and governance ("ESG") matters, including how we manage climate change and related risks and impacts, and stakeholder perspectives as well as reviewing the company's annual Impact Report.
Established Operational Excellence Committee	In April 2025, the Board established the Operational Excellence Committee to review the company's strategies and objectives with respect to continuous improvement of quality and service, operational efficiency, cost control, occupational safety, environmental compliance and technological innovation, effective on the date of the Annual Meeting. Alongside management, the Operational Excellence Committee also reviews reports and key performance indicators relating to the company's trends in operational excellence and achievements against strategies and objectives.

2025 DIRECTOR NOMINEES

Our Board aims to create a highly skilled team of directors who provide our global company with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties—all in the context of the needs of the Board at that point in time and with the objective of ensuring a variety of backgrounds, expertise and viewpoints. The composition of our director nominees is as follows:







The following table provides summary information about each director nominee. Oren Shaffer, Gena Ashe, Clare Chatfield, Joli Gross and Malcolm Wilson will not stand for re-election at the Annual Meeting. Our directors will stand for election each year for one-year terms.

Name	Director Since	Age	Occupation	Independent	Committee Memberships (Pending Election at Annual Meeting)			
					AC	CC	NCGSC	OEC
Brad Jacobs	2021	68	Chairman and Chief Executive Officer of QXO, Inc. Executive Chairman of the board of directors of XPO, Inc.	Y				
Marlene Colucci	2021	62	Chief Executive Officer, The Business Council	Y		✓	✓	
Todd Cooper	If elected 2025	55	President, Advanced Technology Solutions, Celestica, Inc.	Y	✓	C		✓
Matthew Fassler	2023	54	Chief Strategy Officer, QXO, Inc.	Y	✓			
Julio Nemeth	If elected 2025	64	Former Chief Product Supply Officer, The Procter & Gamble Company	Y			C	✓
Jason Papastavrou, Ph.D.	2021	62	Founder and Chief Investment Officer, ARIS Capital Management, LLC.	Y	✓		✓	
Torsten Pilz, Ph.D.	If elected 2025	59	Chief Supply Chain Officer, Honeywell International, Inc.	Y				C
Laura Wilkin	If elected 2025	60	Founder and Chief Executive Officer, Excelerate Supply Chain Advisory Services	Y		✓		✓
Kyle Wismans	If elected 2025	41	Chief Financial Officer, XPO, Inc.	Y	C			

AC = Audit Committee
CC = Compensation Committee
NCGSC = Nominating, Corporate Governance and Sustainability Committee
OEC = Operational Excellence Committee

C = Committee Chair
✓ = Committee Member

The following table provides a summary of the qualifications and experience of our director nominees.

SKILL	NUMBER OF DIRECTORS
BUSINESS OPERATIONS	9
CORPORATE GOVERNANCE	7
CUSTOMER SERVICE	6
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY	6
EFFECTIVE CAPITAL ALLOCATION	8
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES	5
HUMAN RESOURCE MANAGEMENT	6
MULTINATIONAL CORPORATE MANAGEMENT	9
SALES AND MARKETING	6
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION	6
LOGISTICS INDUSTRY	8
RISK MANAGEMENT	7
TALENT MANAGEMENT AND ENGAGEMENT	9
TECHNOLOGY AND INFORMATION SYSTEMS	4

2024 PERFORMANCE HIGHLIGHTS

In 2024, we reported the following key metrics of financial performance:

REVENUE	**NET INCOME**	**CASH FLOW FROM OPERATIONS**
20%↑	**$138 million**	**$549 million**
Revenue of $11.7 billion, organic revenue growth* of 3%	**Net income of $138 million, compared with $233 million in 2023**	**$251 million free cash flow***
NET DEBT*	**DILUTED EPS**	**ADJUSTED EBITDA***
$2.2 billion	**$1.12**	**10.0%↑**
$413 million in cash and cash equivalents, $2,631 million total debt and $999 million of borrowing capacity available, net of letters of credit under our revolving credit facility (as of December 31, 2024)	**Diluted EPS of $1.12 and adjusted diluted EPS* of $2.80**	**Adjusted EBITDA* of $815 million, compared with $741 million in 2023**

*   See Annex A for reconciliations of non-GAAP financial measures.

2024 COMPENSATION HIGHLIGHTS

The Compensation Committee's pay-for-performance philosophy is focused on rewarding our executives for performance that creates substantial, long-term value for our stockholders. As a result, long-term incentive compensation is tied to ambitious goals for key operational indicators that incentivize our executives to drive long-term stockholder value creation. Over time, we expect our financial and operational results to demonstrate the merits of this philosophy for our stockholders.

Further details about executive compensation decisions are described in the "Executive Compensation Elements and Outcomes for 2024" section of the Compensation Discussion and Analysis of this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (our "Board of Directors" or our "Board") of GXO Logistics, Inc. ("GXO" or our "company") in connection with our 2025 Annual Meeting of Stockholders (our "Annual Meeting") or any adjournment or postponement thereof. This Proxy Statement is being furnished by our Board for use at the Annual Meeting to be held on May 13, 2025, at 10:00 a.m. Eastern Time as a live webcast. You can access the meeting at https://meetnow.global/ML5XYPX with your control number.

This Proxy Statement and form of proxy are first being mailed on or about April 17, 2025, to our stockholders of record as of the close of business April 1, 2025 (the "Record Date").

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all of the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business put forth for a vote at the Annual Meeting will be as follows:

■ To elect nine (9) members of our Board of Directors for a term to expire at the 2026 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal (Proposal 1);

■ To ratify the appointment of KPMG as our independent registered public accounting firm for fiscal year 2025 (Proposal 2);

■ To conduct an advisory vote to approve the executive compensation of our NEOs as disclosed in this Proxy Statement (Proposal 3); and

■ To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of GXO and representatives of our outside auditor, KPMG, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on April 1, 2025, the Record Date, you were a holder of record of our common stock.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. Our virtual Annual Meeting will be conducted on the internet via live webcast. You can access the Annual Meeting at https://meetnow.global/ML5XYPX. You will be required to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the Annual Meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare, by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on May 8, 2025. You will receive a confirmation of your registration with a control number by email from Computershare. At the time of the Annual Meeting, go to https://meetnow.global/ML5XYPX and enter your control number. If your shares are held as Depositary Interests within the CREST system you have the right to direct the Custodian how to vote those Depositary Interests. Should you wish to participate in the Annual Meeting to vote electronically, follow the procedures detailed on the Form of Instruction.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with GXO during the Annual Meeting so they can ask questions of GXO's management and Board, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question and answer session in advance by logging on to the meeting site at https://meetnow.global/ML5XYPX. Stockholders will need the control number on their proxy card or confirmation email from Computershare to submit a question. Click on the "Q&A" icon in the top right corner of the screen and submit your question. You may provide your name, address (city and state) and organization and, if applicable, the specific proposal to which your question relates. Questions can be submitted in advance of the Annual Meeting and during the Annual Meeting through the Annual Meeting website. We will answer as many questions during the Annual Meeting as time will allow and will group questions together where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across major browsers (e.g., Edge, Firefox, Chrome and Safari) and devices (e.g., desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not supported. Stockholders should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the Annual Meeting. We encourage you to access the Annual Meeting prior to the start time. For further assistance should you need it prior to or during the meeting you may call 1-888-724-2416.

How many shares of GXO common stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 117,063,470 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock outstanding on the Record Date representing 58,531,736 votes must be present at the Annual Meeting. If you vote by internet, telephone or proxy card, the shares you vote will be deemed present and counted toward the quorum for the Annual Meeting. If a share is deemed present at the Annual Meeting for any matter, it will be deemed present for all other matters. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to the election of directors, you may vote **"FOR"** or **"AGAINST"** each of the director nominees or you may **"ABSTAIN"** from voting for one or more of such nominees. With respect to the other proposals to be considered at the Annual Meeting, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting on any proposal. If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of nine (9) directors.** The election of each of the nine (9) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "against" his or her election than votes "for" such election, our bylaws require that such person must promptly tender his or her resignation to our Board. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025.** Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2025, requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Because the proposed ratification of KPMG requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, abstentions will have the effect of a vote against this proposal. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although the resolution is non-binding, our Board and the Compensation Committee will consider the voting results when making decisions regarding our executive compensation program.

  Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting with their specific instructions. Because the advisory vote to approve executive compensation requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, abstentions will have the effect of a vote against this proposal. Broker non-votes will have no effect on the advisory vote to approve executive compensation.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

How does the Board of Directors recommend that I vote?

Our Board of Directors, after careful consideration, recommends that our stockholders vote "**FOR**" the election of each director nominee named in this Proxy Statement, "**FOR**" the ratification of KPMG as our independent registered public accounting firm for fiscal year 2025, and "**FOR**" the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully and then vote via internet or by telephone by following the instructions on the proxy card or by mailing your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Computershare, and not through a broker, bank or other nominee that holds shares for your account in "street name"), you may vote by proxy via internet or by telephone by following the instructions provided on the proxy card or by mailing your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via internet or by telephone must be received by the closing of the polls at the virtual meeting. Please see the proxy card provided to you for instructions on how to submit your proxy vote via internet or by telephone. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other trustee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

Depositary Interest. Depositary Interest holders may generally vote (i) by mail by returning the completed Form of Instruction that was mailed to you to the Depositary, Computershare Company Nominees Limited <GXO>, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the reply-paid envelope provided by 3:00 p.m. British Summer Time on May 8, 2025; or (ii) by CREST. Should you wish to vote by utilizing the CREST voting service, you may do so for the Annual Meeting by the procedures described in the CREST manual. CREST Personal Members or other CREST Sponsored Members and those CREST Members who have appointed a voting service provider(s) should refer to their CREST Sponsor or voting service provider(s), who will be able to take appropriate action on their behalf. If you would like to attend the Virtual Annual Meeting and vote electronically, please inform Computershare by email at CSNDITEAM@computershare.co.uk by May 6, 2025, who will provide you with a Letter of Representation with respect to

your UK Depositary Interest holding that will enable you to attend and vote the shares underlying your interests at the Annual Meeting on Computershare's behalf.

For a vote made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK and Ireland (EUI)'s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent ID 3RA50 by 3:00 p.m. British Summer Time on May 8, 2025. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider(s), to ensure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by the required time. CREST members and their CREST sponsors or voting service providers should refer to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Depositary Interests via the Corporate Sponsored Nominee Facility. Depositary Interest holders via CSN may generally vote (i) by mail by returning the completed Form of Direction that was mailed to you, to the Custodian, Computershare Company Nominees Limited <GXO>, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the reply paid envelope provided, by 3:00 p.m. British Summer Time on May 7, 2025, or (ii) via the internet by directing Computershare, as provider of the CSN Service in which your UK Depositary Interests are held, how to vote the common stock underlying your Depositary Interest via the internet on Computershare's website by visiting www.investorcentre.co.uk/eproxy, where you will be asked to enter the Control Number, your Shareholder Reference Number and your unique PIN, which are detailed on the accompanying Form of Direction. Instructions must be validly returned and received by 3:00 p.m. British Summer Time on May 7, 2025. If you would like to attend the virtual Annual Meeting and vote electronically, please inform Computershare by email at CSNDITEAM@computershare.co.uk by May 5, 2025, who will provide you with a Letter of Representation with respect to your UK Depositary Interest holding that will enable you to attend and vote the shares underlying your interests at the Annual Meeting on Computershare's behalf.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via internet or by telephone must be received by 10:00 a.m. Eastern Time on May 13, 2025.

If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee or other nominee.

What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting?

If you fail to vote via internet or by telephone as indicated on your proxy card or fail to properly sign, date and return your proxy card, your shares will not be counted toward establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote "**FOR**" the election of the nine (9) nominees for each director named in "Proposal 1—Election of Directors," "**FOR**" the ratification of KPMG as our independent registered public accounting firm for fiscal year 2025, and "**FOR**" the advisory approval of the resolution to approve executive compensation.

If my shares are held in "street name" by my broker, dealer, commercial bank, trust company or other nominee, will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in "street name" for customers are prevented by the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE") from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee because they did not receive specific voting instructions from the stockholder on one or more proposals are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the three proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2025" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

What if I want to change my vote?

Whether or not you attend the Annual Meeting, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via internet, by telephone, by mail or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to our company (Attention: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831) prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the person named as proxy vote?

If you are a registered stockholder (i.e., you hold your shares of our common stock in your own name through our transfer agent, Computershare, and not through a broker, bank or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the person named as proxy will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the person named as proxy will vote as recommended by our Board or, if no recommendation is given, by using their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (the "SEC") within four (4) business days after the Annual Meeting. The Current Report on Form 8-K will also be available on the internet at our website, https://investors.gxo.com/.

Who will pay for soliciting proxies?

The company will pay for soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them $15,000 plus their expenses for providing such services. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees and other nominees for forwarding our proxy materials to each beneficial owner of shares of our common stock held through them as of the Record Date.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address and the shares are held through a bank, broker or other holder of record ("street-name stockholders"), only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce our printing and postage costs as well as the environmental impact of our proxy material. However, any such street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record or by sending a written request to: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by contacting Investor Relations by email at InvestorRelations@gxo.com or by calling (203) 489-1287. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2024 Annual Report are available on the internet at https://investors.gxo.com/.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

AN OVERVIEW OF OUR MISSION AND HOW OUR BOARD COMPOSITION IS ALIGNED WITH OUR STRATEGY

We are the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. Our mission is to provide our customers with high-value-add warehousing and distribution, order fulfillment, ecommerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. As of December 31, 2024, we managed 1,071 facilities worldwide, totaling 216 million square feet of space that we operate primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

Our revenue is diversified among over 1,000 customers, including many multinational corporations, across numerous verticals. Our customers rely on us to move their goods with high efficiency through their supply chains—from the moment inbound goods arrive at our warehouses through fulfillment and distribution and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

Our strategy is to help our customers manage their warehouse needs for optimal efficiency, using our network of people, technology and other physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are highly responsive to customer goals, such as increasing visibility in the supply chain, decreasing fulfillment times, mitigating environmental impacts and being proactive in identifying potential improvements.

To aid in executing our strategy, we have instilled a culture that focuses on delivering mutually beneficial results for our customers and our company with the highest legal and ethical standards and clear policies and practices to support compliance throughout our organization. We care deeply about keeping our employees and customers happy and we view safety, sustainability, strong governance and a purpose-driven culture as essential components of value creation. Our Board comprises a highly skilled group of leaders who share our values and reflect our culture. Many of our directors have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As described on page 4, our Board as a whole has extensive expertise in the following skill sets, all of which are relevant to our company, business, industry and strategy:

- Business operations;

- Corporate governance;

- Customer service;

- Environmental sustainability and corporate responsibility;

- Effective capital allocation;

- Critical analysis of corporate financial statements and capital structures;

- Human resource management;

- Multinational corporate management;

- Sales and marketing;

- Mergers and acquisitions, integration and optimization;

- The logistics industry;

- Risk management;

- Talent management and engagement; and

- Technology and information systems.

DIRECTORS AND DIRECTOR NOMINEES

Our Board of Directors currently consists of nine (9) members. Following the Annual Meeting, our Board of Directors will consist of nine (9) members. Our amended and restated certificate of incorporation provides for a classified board of directors until the Annual Meeting. As a result, the term of each of our current directors will expire at the Annual Meeting. Four (4) of our current directors and five (5) new director nominees shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal. Oren Shaffer, Gena Ashe, Clare Chatfield, Joli Gross and Malcolm Wilson will not stand for re-election at the Annual Meeting.

Name	Age	Position	Term
Brad Jacobs	68	Non-Executive Chairman of the Board	Expiring 2025
Marlene Colucci	62	Vice Chair	Expiring 2025
Todd Cooper	55	Director Nominee	N/A
Matthew Fassler	54	Director	Expiring 2025
Julio Nemeth	64	Director Nominee	N/A
Jason Papastavrou, Ph.D.	62	Director	Expiring 2025
Torsten Pilz, Ph.D.	59	Director Nominee	N/A
Laura Wilkin	60	Director Nominee	N/A
Kyle Wismans	41	Director Nominee	N/A

Set forth below is information regarding each of our director nominees, including the experience, qualifications, attributes or skills that led our Board to conclude that each such nominee should serve as a director.

Brad Jacobs	Non-Executive Chairman and Director since 2021
Age: 68	Independent Director since 2024

Mr. Jacobs has served as non-executive chairman of our Board of Directors since August 2, 2021. Mr. Jacobs has been the Chairman of the board and Chief Executive Officer of QXO, Inc. (NYSE: QXO) since June 6, 2024. Mr. Jacobs has been the executive chairman of the board of directors at XPO, Inc. (NYSE: XPO) since November 1, 2022 and was previously chairman and chief executive officer from September 2011 to November 2022. Mr. Jacobs has served as the non-executive chairman of the board of directors of RXO, Inc. (NYSE: RXO) since November 1, 2022 and is not standing for re-election in 2025. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc. (NYSE: URI), which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Board Committees: None.

Other Public Company Boards: QXO, Inc., XPO, Inc. and RXO, Inc.

Mr. Jacobs brings to the Board:

- In-depth knowledge of GXO's business resulting from his years of service with XPO as its chief executive officer;
- Leadership experience as XPO's executive chairman and former chief executive officer and a successful track record of leading companies that execute strategies similar to ours; and
- Extensive past experience as the chairman of the board of directors of several public companies.

Marlene Colucci

Age: 62

Vice Chair since 2021
Independent Director since 2021

Ms. Colucci has served as vice chair of our Board of Directors since August 2, 2021. Ms. Colucci has also served as a director of QXO, Inc. (NYSE: QXO) since June 6, 2024 and XPO, Inc. (NYSE: XPO) from February 7, 2019 to August 2, 2021, when she resigned to join GXO's Board. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Ms. Colucci also serves on the Board of Directors for the National Endowment for Democracy. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor's Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She holds a juris doctorate degree from the Georgetown University Law Center.

Board Committees:

· Member of Compensation Committee
· Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: QXO, Inc.

Ms. Colucci brings to the Board:

· Significant experience with public policy development, including labor and transportation policy, from over two decades of relevant government and private sector experience; and
· Meaningful perspectives on matters of corporate governance and business operations from her tenure leading the premier association of chief executive officers of the world's most important business enterprises.

Todd Cooper

Age: 55

Director Nominee

Mr. Cooper has served as President, Advanced Technology Solutions of Celestica Inc. (NYSE: CLS) since January 2022, overseeing the strategy and execution of Celestica's aerospace and defense, capital equipment, healthtech, industrial, and smart energy businesses. Previously, Mr. Cooper served as Chief Operating Officer of Celestica from January 2018 to January 2022 and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams. Mr. Cooper has over 25 years of experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR & Co. L.P. (NYSE: KKR), a global investment firm. Prior to that, he served as Vice President of Global Sourcing in Honeywell's Aerospace Division. Mr. Cooper previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army. Mr. Cooper holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Board Committees: None.

Other Public Company Boards: None.

Mr. Cooper brings to the Board:

· Extensive experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations; and
· Substantial industry expertise resulting from his service at Celestica.

Matthew Fassler

Age: 54

Director since 2023
Independent Director since 2024

Mr. Fassler has served as a director of the company since October 11, 2023. Mr. Fassler is the Chief Strategy Officer of QXO, Inc. (NYSE: QXO). Previously, Mr. Fassler served as Chief Strategy Officer of XPO, Inc. from 2018 through 2022, overseeing the company's strategy, capital structure, investor relations and analysis of growth opportunities. Prior to XPO, Mr. Fassler spent more than 20 years at Goldman Sachs in Global Investment Research as a Managing Director and Business Unit Leader for the consumer sector from 2007 through 2018, and Managing Director, Co-Business Unit Leader for the retail sector from 2004 through 2007. Mr. Fassler held various other positions at Goldman Sachs from 1992 through 2004. Mr. Fassler holds a Bachelor of Arts degree from Yale University.

Board Committees: Member of Audit Committee.

Other Public Company Boards: None.

Mr. Fassler brings to the Board:

- Extensive knowledge from over two decades of senior executive experience, including his service as a managing director and business unit leader, with responsibility for the broader consumer sector at Goldman Sachs; and
- Expertise related to market dynamics in the e-commerce and consumer sectors.

Julio Nemeth

Age: 64

Director Nominee

Mr. Nemeth has served on the Board of Directors of Boston Beer Company Inc.'s (NYSE: SAM), one of the largest and most respected craft brewers in the United States, since January 2020. Mr. Nemeth has served on the Board of Directors of WK Kellogg Co (NYSE: KLG), a cereal manufacturer and distributor, since November 2023. Mr. Nemeth previously served as Chief Product Supply Officer at Procter & Gamble, a consumer goods corporation (NYSE: PG), from May 2019 until his retirement in June 2023. He also served as the Executive Sponsor of the Hispanic Leadership Team and the People with Disabilities Network at P&G. He held numerous senior roles with P&G since 1990, including President, Global Business Services from January 2015 to April 2019 and Senior Vice President, Product Supply, Global Operations from July 2013 to December 2014. Prior to his time at P&G, he served as a Project Engineer for Union Carbide Corporation in Brazil from 1987 to 1990 and as a Design Engineer for Fabirnor Argentina from 1984 to 1987. Mr. Nemeth holds a Bachelor of Science in Naval Engineering from Universidad de Buenos Aires in Argentina and a Master of Business Administration from Fundação Getulio Vargas in Brazil.

Board Committees: None.

Other Public Company Boards: Boston Beer Company Inc. and WK Kellogg Co.

Mr. Nemeth brings to the Board:

- In-depth knowledge in manufacturing and supply chain, public company leadership, and accounting and financial acumen;
- Corporate governance expertise from serving as director of various public companies; and
- Substantial industry expertise resulting from his service leading supply chain for a global consumer products company.

Jason Papastavrou, Ph.D.   Independent Director since 2021

Age: 62

Dr. Papastavrou has served as a director of the company since August 2, 2021. Dr. Papastavrou also served as a director of XPO from September 2, 2011 to August 2, 2021, when he resigned to join GXO's Board, and has served as lead independent director of Chicago Atlantic Real Estate Finance, Inc. (NASDAQ: REFI) since December 2021 and as director of Chicago Atlantic BDC Inc. (NASDAQ: LIEN) since October 2024. He founded ARIS Capital Management, LLC in 2004 and serves as its chief investment officer. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (BACAP), president of BACAP Alternative Advisors and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou served on the board of directors of United Rentals, Inc. (NYSE: URI) from April 2005 to May 2020.

Board Committees:
·   Chair of Compensation Committee
·   Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: Chicago Atlantic Real Estate Finance, Inc. and Chicago Atlantic BDC Inc.

Dr. Papastavrou brings to the Board:
·   Significant financial and accounting expertise, including prior service on public company audit committees; and
·   Extensive experience with finance and risk-related matters from holding senior positions at investment management firms.

Torsten Pilz, Ph.D.   Director Nominee

Age: 59

Dr. Pilz has been appointed Group President, Enterprise Supply Chain of 3M Company (NYSE: MMM), an American multinational conglomerate operating in the fields of industry, worker safety, and consumer goods, effective May 2025. Dr. Pilz has served as Senior Vice President and Chief Supply Chain Officer of Honeywell International, Inc. (NASDAQ: HON), an integrated operating company serving a broad range of industries and geographies around the world, from July 2018 through his appointment with 3M Company, overseeing the integrated supply chain of Honeywell, including procurement and driving improvements in plant efficiency and working capital while continuing to enhance quality and delivery. Prior to Honeywell, Dr. Pilz served as Vice President, Supply Chain, for SpaceX, where he was responsible for planning, purchasing, material management and logistics from January 2017 to July 2018. He built and developed a team that supported dozens of launches a year as well as the development and production of the Falcon and Falcon Heavy Rockets, the Dragon Spacecraft and the SpaceX satellite program. Prior to SpaceX, Dr. Pilz served as Vice President, Worldwide Operations, at Amazon.com Inc. (NASDAQ: AMZN) from October 2013 to January 2017. Before that, Dr. Pilz spent eight years at Henkel AG & Co. in a series of roles, culminating in his assignment as Senior Vice President, Global Operations, and Chief Executive Officer, Schwarzkopf & Henkel Production Europe GmbH. He also worked at Strategy& at PWC and Clariant AG. Dr. Pilz holds a Bachelor of Science and Master of Science, followed by a doctorate in chemical engineering from the Karlsruhe Institute of Technology in Germany.

Board Committees: None.

Other Public Company Boards: None.

Dr. Pilz brings to the Board:
·   Substantial industry expertise resulting from his service at Honeywell, SpaceX and Amazon; and
·   Significant exposure to multinational corporate environments, including experience across the principal European markets where the company operates.

Laura Wilkin   Director Nominee

Age: 60

Ms. Wilkin is the founder and Chief Executive Officer of Excelerate Supply Chain Advisory Services since January 2025 and serves on the advisory board of Vorto, a private-equity-backed, AI-enabled transportation platform, since December 2024. With more than 30 years of executive and management consulting experience in omnichannel retail and e-commerce, Ms. Wilkin has developed deep expertise in supply chain, operations, technology and industrial real estate. Ms. Wilkin currently serves as co-chair of the retail, consumer, hospitality and transportation committee of WomenExecs on Boards, a Harvard affiliated non-profit. She previously served on the board of directors of Industrial Logistics Properties Trust (NASDAQ: ILPT), a publicly traded REIT, from February 2020 to September 2020, and the board of directors and sourcing committee of Second Harvest Food Bank of Orange County. Most recently Ms. Wilkin served as Vice President Global Supply Chain and Industrial Real Estate at Amazon.com Inc. (NASDAQ: AMZN), from September 2020 to March 2023, where she helped the company double its global fulfillment network to accommodate massive COVID-19-driven growth. Prior to Amazon, she served as Chief Supply Chain Officer at Petco Health and Wellness Company Inc (NASDAQ: WOOF) from 2018 to 2019 and she held various leadership roles at Walmart Inc. (NYSE: WMT) from 2010 to 2017, including as Sr. Vice President of Logistics. In these roles she gained significant experience leading strategy and transformational initiatives, managing multi-billion dollar P&Ls, overseeing a global real estate portfolio and leading large, global teams in both union and non-union environments. Ms. Wilkin holds a Bachelor of Science in decision science from Indiana University's Kelley School of Business. She is certified as a Qualified Risk Director® by the Directors and Chief Risk Officers Institute.

Board Committees: None.

Other Public Company Boards: None.

Ms. Wilkin brings to the Board:

· Extensive executive and management consulting experience with a deep expertise in supply chain, operations, technology and industrial real estate; and
· Substantial industry experience in logistics, retail and e-commerce in global corporate environments, including experience at Walmart and Amazon.

Kyle Wismans   Director Nominee

Age: 41

Mr. Wismans has served as Chief Financial Officer of XPO, Inc.'s (NYSE: XPO) since August 2023. Previously, he served as senior vice president, revenue management and finance of XPO from March 2023 to August 2023, and additionally held the role of XPO's senior vice president, financial planning and analysis from September 2019 to March 2023. Mr. Wismans has held numerous senior financial positions during his 19-year career with global public companies. Prior to XPO, he was an executive with General Electric Company (NYSE: GE) and Baker Hughes Co (NASDAQ: BKR), holding leadership positions as head of global financial planning and analysis for two divisions and chief financial officer for a global GE business. He also held senior roles on GE's global audit staff. Mr. Wismans holds a degree in business administration from the University of Michigan, Stephen M. Ross School of Business.

Board Committees: None.

Other Public Company Boards: None.

Mr. Wismans brings to the Board:

· Senior financial leadership experience gained through his roles with XPO, GE and Baker Hughes; and
· Financial expertise related to his qualifications as an "audit committee financial expert" under SEC regulations.

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF DIRECTORS AND DIRECTOR NOMINEES

	Brad Jacobs	Marlene Colucci	Todd Cooper	Matthew Fassler	Julio Nemeth	Jason Papastavrou, Ph.D.	Torsten Pilz, Ph.D.	Laura Wilkin	Kyle Wismans
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓		✓	✓	✓		✓	✓
CUSTOMER SERVICE experience brings an important perspective to our Board, given the importance of customer retention to our business model.	✓		✓	✓	✓		✓	✓	
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.	✓	✓		✓	✓		✓	✓	
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our financial statements and capital structure.	✓		✓	✓	✓	✓	✓	✓	✓
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.	✓		✓	✓		✓			✓
HUMAN RESOURCE MANAGEMENT experience allows our Board to further our goals of making GXO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓	✓		✓		✓	✓	
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓	✓	✓	✓	✓	✓	✓	✓
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓		✓		✓		✓	✓	✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓		✓	✓		✓	✓		✓
LOGISTICS INDUSTRY experience is important in understanding our competitive environment and market positioning.	✓		✓	✓	✓	✓	✓	✓	✓
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓		✓	✓	✓		✓	✓
TALENT MANAGEMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓	✓	✓	✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓		✓					✓	✓

ROLE OF THE BOARD AND BOARD LEADERSHIP STRUCTURE

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors and outside advisors.

Furthermore, our Board is committed to independent Board oversight. Our current Board leadership structure includes a non-executive chairman as well as a vice chair and a lead independent director. The position of non-executive chairman of the Board is currently held by Mr. Jacobs.

To further strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines (the "Guidelines"), which provide for an independent vice chair position as part of its ongoing commitment to strong corporate governance. The position of vice chair is defined as an independent director with authorities and duties that include: (i) presiding at meetings of the Board where the chairman and lead independent director are not present; (ii) assisting the chairman, when appropriate, in carrying out his duties; and (iii) such other duties, responsibilities and assistance as the Board or the chairman may determine. The vice chair is also available to meet with significant stockholders as required. Ms. Colucci was appointed to serve as vice chair on August 2, 2021. On April 17, 2025, the Board approved the termination of the vice chair position of the Board, effective as of the date of the Annual Meeting.

In addition, the Board has provided that the independent directors may appoint a lead independent director who presides over executive sessions of the independent directors and serves a term of at least one year. The position of lead independent director has been structured to serve as an effective balance to the chairman and to include, among other duties: (i) presiding at all meetings of the Board of Directors at which the chairman is not present; (ii) presiding at all executive sessions of the independent directors, which must take place at least once a year without members of management present; and (iii) calling additional meetings of the independent directors as necessary. The lead independent director also serves as a liaison between the chairman and the independent directors. On August 2, 2021, the independent directors appointed Mr. Shaffer to serve as lead independent director. It is expected that, following the Annual Meeting, Ms. Colucci will serve as lead independent director.

Further information regarding the positions of lead independent director and vice chair is set forth in the Guidelines. The Guidelines are available on the company's corporate website at www.gxo.com under the Investors tab.

Our Board held eleven meetings during 2024. Each person currently serving as a director attended over 80% of the Board meetings as well as over 90% of the meetings of the committee(s) on which he or she served.

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date. All directors attended the 2024 Annual Meeting of Stockholders.

BOARD RISK OVERSIGHT

Our Board provides overall risk oversight, with a focus on the most significant risks facing our company. In addition, the Board is responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business and the execution of contingency plans are primarily the responsibilities of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating and controlling risk exposure. The Board has delegated responsibility for the oversight of specific risks to standing committees as follows:

- **Audit Committee.** The Audit Committee oversees the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses major financial risk exposures with our management and discusses the steps that management has taken to monitor and control these exposures. Additionally, the Audit Committee is responsible for reviewing risks arising from related party transactions involving our company and for overseeing our companywide Code of Business Ethics and overall compliance with legal and regulatory requirements.

- **Compensation Committee.** The Compensation Committee monitors the risks associated with our compensation philosophy and programs. The Compensation Committee ensures that the company's compensation structure strikes an appropriate balance between motivating our senior executives to deliver long-term results for the company's stockholders and holding our senior leadership team accountable.

- **Nominating, Corporate Governance and Sustainability Committee.** The Nominating, Corporate Governance and Sustainability Committee oversees risks related to our governance structure and processes as well as risks associated with the company's corporate sustainability practices and reporting.

In addition, the Board periodically holds special sessions to evaluate topical trends identified as significant risks or items of strategic interest, such as human resources management, information technology and cybersecurity. The Board is committed to ensuring that our company has the resources and infrastructure necessary to appropriately address all significant risks. Further details about Board oversight are described in the "Board Oversight of Human Resource Management," "Board Oversight of ESG Matters," and "Board Oversight of Information Technology and Cybersecurity Risk Management" sections of this Proxy Statement.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

Our Board of Directors has established four separately designated standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Compensation Committee, the Nominating, Corporate Governance and Sustainability Committee and the Operational Excellence Committee, which will be effective as of the date of the Annual Meeting. Each of these committees has a written charter that complies with applicable SEC rules and with the NYSE Listed Company Manual. These charters are available at www.gxo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

The Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Sustainability Committee are composed entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with our Board chairman and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of each committee chair. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense as it desires. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may eliminate or create additional committees as it deems appropriate. All directors are invited to attend committee meetings even if they are not a member of the committee. As such, in April 2025, the Board established the Operational Excellence Committee, focused on overseeing the company's operational strategy and progress, effective as of the date of the Annual Meeting.

The following table sets forth the membership of each of our Board committees as of the Record Date. Mr. Jacobs and Mr. Wilson do not serve on any Board committees.

Name	Audit Committee	Compensation Committee	Nominating, Corporate Governance and Sustainability Committee
Gena Ashe	✓		
Clare Chatfield	✓		
Marlene Colucci		✓	✓
Matthew Fassler	✓		
Joli Gross		✓	C
Jason Papastavrou, Ph.D.		C	✓
Oren Shaffer*	C		

C = Committee chair   ✓ = Committee member   ***** = Audit Committee Financial Expert

A brief summary of the committees' responsibilities follows:

Audit Committee. Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years and is able to read and understand fundamental financial statements. During 2024, the Audit Committee was comprised of the following four directors: Mr. Shaffer (chair), Ms. Ashe, Ms. Chatfield and Mr. Fassler (appointed in October 2024). It is expected that, following the Annual Meeting, the members of the Audit Committee will be Mr. Wismans (chair), Mr. Cooper, Mr. Fassler, and Dr. Papastavrou. During 2024, the Audit Committee met seven times. Our Board has determined that Mr. Shaffer qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. It is expected that, following the Annual Meeting, Mr. Wismans will serve as our "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act.

© 2025 **GXO Logistics**, Inc.

Compensation Committee. The primary responsibilities of the Compensation Committee are, among other things: (i) to oversee the administration of our compensation programs, (ii) to review and approve the compensation of our executive management, (iii) to review company contributions to qualified and non-qualified plans, (iv) to prepare any report on executive compensation required by SEC rules and regulations and (v) to retain independent compensation consultants and oversee the work of such consultants. During 2024, the Compensation Committee was comprised of the following three directors: Dr. Papastavrou (chair), Ms. Colucci and Ms. Gross. It is expected that, following the Annual Meeting, the members of the Compensation Committee will be Mr. Cooper (chair), Ms. Colucci, and Ms. Wilkin. During 2024, the Compensation Committee met seven times and, in addition, acted once via unanimous written consent.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to the Board concerning committee appointments, (iii) to develop, recommend to the Board and annually review the Guidelines and oversee corporate governance matters, (iv) to support the Board in its oversight of our company's purpose-driven sustainability strategies, performance and external disclosures, including ESG matters and related stakeholder engagement, and (v) to oversee an annual evaluation of our Board and its committees. During 2024, the Nominating, Corporate Governance and Sustainability Committee was comprised of the following three directors: Ms. Gross (chair), Ms. Colucci and Dr. Papastavrou. It is expected that, following the Annual Meeting, the members of the Nominating, Corporate Governance and Sustainability Committee will be Mr. Nemeth (chair), Ms. Colucci, and Dr. Papastavrou. The Nominating, Corporate Governance and Sustainability Committee met four times during 2024.

Operational Excellence Committee. On April 17, 2025, the Board established the Operational Excellence Committee as a standing committee of the Board, effective as of the date of the Annual Meeting. The primary responsibilities of the Operational Excellence Committee will be to review the company's strategies and objectives with respect to operational excellence, including financial and operational performance, and continuous improvement of service quality, efficiency, cost control, safety and technological innovation. The Operational Excellence Committee will also review, with management, the reports and key performance indicators relating to our company's progress with operational excellence and achievement against the company's strategic expectations and objectives. It is expected that, following the Annual Meeting, the members of the Operational Excellence Committee will be Dr. Pilz (Chair), Mr. Cooper, Mr. Nemeth and Ms. Wilkin.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of each person who served as a non-employee director of our company during 2024.

2024 Director Compensation Table

Name	Fees Earned in Cash[1]	Stock Awards[2]	Total
Brad Jacobs[3]	$ 80,000	$ 269,294	$ 349,294
Marlene Colucci[4]	$ 105,000	$ 269,294	$ 374,294
Oren Shaffer[5]	$ 130,000	$ 269,294	$ 399,294
Gena Ashe[6]	$ 80,000	$ 269,294	$ 349,294
Clare Chatfield[7]	$ 80,000	$ 269,294	$ 349,294
Matthew Fassler[8]	$ 77,826	$ 269,294	$ 347,120
Joli Gross[9]	$ 100,000	$ 269,294	$ 369,294
Jason Papastavrou Ph.D.[10]	$ 100,000	$ 269,294	$ 369,294

[1] The amounts reflected in this column represent the fees earned by the directors for their service during 2024. Because the fees are paid in arrears and fourth quarter payments are received during the following calendar year, fees earned more accurately represent the compensation received by our directors.

[2] The amounts reflected in this column represent the grant date fair value of the awards made in 2024 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation—Stock Compensation" ("ASC 718"). For further discussion of the assumptions used in the calculation of the grant date fair value, please see "Notes to Consolidated Financial Statements—Note 13. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2024.

[3] As of December 31, 2024, Mr. Jacobs held 4,899 RSUs. As of the Record Date, Mr. Jacobs beneficially owned a total of 1,697,045 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(4) As of December 31, 2024, Ms. Colucci held 4,899 RSUs. As of the Record Date, Ms. Colucci beneficially owned a total of 19,279 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(5) As of December 31, 2024, Mr. Shaffer held 4,899 RSUs. As of the Record Date, Mr. Shaffer beneficially owned a total of 102,858 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(6) As of December 31, 2024, Ms. Ashe held 4,899 RSUs. As of the Record Date, Ms. Ashe beneficially owned a total of 8,763 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(7) As of December 31, 2024, Ms. Chatfield held 4,899 RSUs. As of the Record Date, Ms. Chatfield beneficially owned a total of 8,928 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(8) As of December 31, 2024, Mr. Fassler held 4,899 RSUs. As of the Record Date, Mr. Fassler beneficially owned a total of 2,165 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(9) As of December 31, 2024, Ms. Gross held 4,899 RSUs. As of the Record Date, Ms. Gross beneficially owned a total of 9,467 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(10) As of December 31, 2024, Dr. Papastavrou held 4,899 RSUs. As of the Record Date, Dr. Papastavrou beneficially owned a total of 239,288 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

The compensation of our directors is subject to approval by our Board and is based, in part, on the recommendation of the Compensation Committee. Our compensation consultants reviewed and provided recommendations regarding our non-management director compensation program including cash and equity compensation. Directors who are employees of our company do not receive additional compensation for service as members of either our Board or its committees. For service during calendar year 2024, our non-employee directors received an annual cash retainer of $80,000, payable quarterly in arrears, and time-based RSUs ("Time-Based RSUs") with a grant date fair value of $269,294, which includes $190,000 representing the annual equity retainer. In December 2023, upon the recommendation of the compensation consultant, the Board amended the non-employee director compensation program changing the annual grant date of the Time-Based RSUs from the first business day of the calendar year to the date of the annual meeting of stockholders. During 2024, grants of Time-Based RSUs were made on January 2, 2024, which was the first business day of the calendar year (the "January RSU Grant"), and May 21, 2024, which was the date of the 2024 Annual Meeting of Stockholders (the "May RSU Grant"). The number of units for the one-time January RSU Grant was determined by dividing $79,167, which represented 5/12 of the regular annual equity grant, by the average of the closing prices of the company's common stock on the ten trading days immediately preceding the date of the January RSU Grant. The number of units for the annual May RSU Grant was determined by dividing $190,000 by the average of the closing prices of the company's common stock on the ten trading days immediately preceding the date of the May RSU Grant. The vice chair of the Board received an additional $25,000 annual cash retainer, payable quarterly in arrears. The lead independent director also received an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairs of our Audit Committee, our Compensation Committee and our Nominating, Corporate Governance and Sustainability Committee each received an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears. As of the first quarter of 2025, the non-executive chairman will receive an additional (i) $100,000 annual cash retainer, payable quarterly in arrears and (ii) $50,000 worth of Time-Based RSUs as determined by dividing $50,000 by the average of the closing prices of the company's common stock on the ten trading days immediately preceding the annual grant date. Effective May 13, 2025, the chair of our Operational Excellence Committee will receive an additional cash retainer of $20,000, payable quarterly in arrears.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses. In 2022, our Board adopted a stock ownership policy establishing guidelines and stock retention requirements that apply to our non-employee directors and executive officers. Non-employee directors are subject to a stock ownership guideline of six (6) times the annual cash retainer. To determine compliance with these guidelines, generally, common stock held directly or indirectly and unvested restricted stock units subject solely to time-based vesting count toward meeting the stock ownership guidelines. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions are not counted toward meeting stock ownership guidelines until they have settled or have been exercised, as applicable. Until the guidelines are met, 70% of shares received upon settlement of equity-based awards are required to be retained by the director. Under the policy, a newly appointed director is required to reach the required ownership level no later than five years from the date of his or her appointment. As of the date of this proxy, all of our non-employee directors were in compliance with our stock ownership policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2024 the Compensation Committee was comprised of the following three directors: Dr. Papastavrou (chair), Ms. Colucci and Ms. Gross. None of the members of our Compensation Committee has been an officer or employee of our company. During 2024, there were no material transactions between the company and the members of the

Compensation Committee and none of our executive officers served on any Compensation Committee or board of directors of any entity that has one or more executive officers serving on our Compensation Committee or on our Board.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines on August 2, 2021.

The Guidelines serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and requirements to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Ethics (the "Code") that applies to our directors and executive officers. The Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code or waivers of any provision of the Code as applicable to our principal executive officer, our principal financial officer and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules.

The Guidelines and our Code are available at https://ethics.gxo.com/. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

INSIDER TRADING POLICIES AND PROCEDURES

GXO has an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by our directors, officers and key employees, and is designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. This policy prohibits purchasing or selling our securities when any of these individuals are in possession of material non-public information about GXO. The policy also provides for "black-out periods" during each quarter in which certain individuals are prohibited from purchasing or selling our securities, as well as pre-clearance procedures for certain individuals, including all executive officers and directors, before engaging in certain transactions. A copy of the insider trading policy is filed as an exhibit to our 2024 Annual Report on Form 10-K.

DIRECTOR INDEPENDENCE

Under the Guidelines, our Board is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Listed Company Manual. Our Board has affirmatively determined that each director and each director nominee, except for Mr. Wilson, our chief executive officer, satisfies the independence standards under the Guidelines and the NYSE Listed Company Manual.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who served on our Audit Committee during 2024 and will serve on our Audit Committee following the Annual Meeting satisfies the standards for independence of Audit Committee members established by the SEC: that is, the director may not (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than his or her director compensation or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each director who served on our Compensation Committee during 2024 and will serve on our Compensation Committee following the Annual Meeting satisfies the NYSE standards for independence of Compensation Committee members, which became effective on July 1, 2013. Additionally, our Board has determined that each director who served on our Nominating, Corporate Governance and Sustainability Committee during 2024 and will serve on our Nominating, Corporate Governance and Sustainability Committee following the Annual Meeting satisfies the NYSE standards for independence. In making the independence determinations for each director and director nominee, our Board and the Nominating, Corporate Governance and Sustainability Committee analyzed certain relationships of the directors and director nominees that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K. For Messrs. Jacobs, Wismans and Pilz and Ms. Gross, those relationships included ordinary course commercial transactions between our company and the entities for which these persons serve as an executive.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the chairman of the Board and in accordance with our company's contractual obligations. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating, Corporate Governance and Sustainability Committee considers, among other things, board experience; financial expertise; wisdom; integrity; an ability to make independent analytical inquiries; an understanding of our company's business environment; relevant knowledge and experience in such areas as technology, marketing and other disciplines relevant to our company's businesses; the nominee's ownership interest in our company; and a willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring a variety of backgrounds, experiences and viewpoints among Board members. Our Board aims to create a team of highly skilled directors who provide our global company with thoughtful board oversight.

The Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management and recommendations from our stockholders or any other source the committee deems appropriate, including a third-party consulting firm engaged to assist in identifying independent director candidates.

Our Board will consider nominees submitted by our stockholders, subject to the same criteria that are brought to bear when it considers nominees referred by other sources. Our stockholders can nominate candidates for election as directors by following the procedures set forth in our bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the Annual Meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules and (iv) the consent of the proposed candidate to serve as a member of our Board.

Any stockholder who wishes to nominate a director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

BOARD OVERSIGHT OF HUMAN RESOURCE MANAGEMENT

Our success relies in large part on our robust governance structure and Code of Business Ethics, our corporate citizenship and engaged employees who embrace our values. As a customer-centric company with a strong service culture, we constantly work to maintain and improve our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety as well as competitive total compensation that meets the needs of our employees and their families.

Our management team and Board work together in a transparent manner, allowing for open communication, including with respect to human resources-related matters. Our directors have access to information about our human resources operations and plans, our chief human resources officer is invited to speak regularly at meetings of our Board, our Compensation Committee reviews broad-based employee compensation and benefits information and warehouse employees are invited to meet directly with the Board. Our directors also have opportunities to attend and participate in quarterly operating review meetings with business unit management and conduct visits to operational sites.

Under the leadership of our Board in 2024, we made significant investments in the safety, wellbeing and satisfaction of our employees in numerous areas, including: diversity, inclusion and belonging; health and safety; talent development and engagement; and total rewards.

Diversity, Inclusion and Belonging

We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals. These attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability.

Health and Safety

Our employees' safety is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace. We aim to maintain an Occupational Safety and Health Administration recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the "Industry Injury and Illness Data" of the U.S. Bureau of Labor Statistics.

Talent Development and Engagement

Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls and we use periodic engagement surveys to gauge our progress and assess satisfaction. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process and we emphasize training and development.

We tailor our recruitment efforts by geography and job function using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees who aspire to grow throughout their career, such as tailored skills development, training and mentoring. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and additional learning techniques to develop internal candidates who demonstrate high potential in supervisory roles into site leader positions. Our programs also serve to retain top talent by defining personalized development paths and attract new talent by differentiating GXO as an employer of choice.

Expansive Total Rewards

We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our positioning as an employer of choice in the talent marketplace. A number of the benefits we offer were introduced in response to employee feedback—in the U.S., examples include our pregnancy care policy, family bonding policy, tuition reimbursement program for continuing education and benefits such as diabetes management, supplemental insurance and short-term loans. In Europe, the benefits offered vary by country and are tailored to the needs of the local markets. Examples include comprehensive healthcare and risk insurance, employee assistance programs covering mental, physical and financial well-being, pension plans, profit sharing and local and global bonuses structured to offer competitive pay in each country.

Our 2024 Impact Report will provide additional details of our global progress in these key areas.

BOARD OVERSIGHT OF ESG MATTERS

We are focused on promoting sustainability in our operations for three key reasons: First, it is the right thing to do. Second, it reduces our costs in the short and long term while increasing the resilience of our operations into the future. And third, it is vitally important to our customers. We expect to publish our 2024 Impact Report soon, highlighting our initiatives in the following areas:

Environmental	Social	Governance
We see our business as uniquely suited to support the global transition to a circular economy that focuses on reducing waste and keeping products and materials in circulation as long as possible. We work with our customers to develop innovative, sustainable solutions that help them better serve their customers and achieve their own environmental goals while dramatically decreasing costs. Often, the positive results of these efforts are not reflected in our own environmental footprint. We understand that efficiencies in delivering products to consumers, including product returns, can reduce overall carbon footprints as well as decrease the need for excess manufacturing and avoid waste. In addition to helping our customers succeed, we have set our own bold environmental sustainability targets and are on track to meet or exceed them.	We are building a workplace that cares for and develops our team members while we seek new ways to strengthen the communities in which we live and work. With more than 150,000 team members in operations worldwide, we strive to be an employer of choice. We recognize the amazing potential we have to create new opportunities, not only for our customers, but also for our teams and communities. We seek to create a positive work environment through ensuring the safety of our gamechangers, cultivating a culture of inclusion and belonging, providing opportunities for growth, providing competitive benefits, using innovation to make our gamechangers more efficient in what they do and supporting the causes that matter to their local communities. These efforts result in happier, more engaged team members and satisfied customers.	Throughout our organization and across more than 1,000 facilities around the world, our values and our commitment to ESG guide the decisions we make. Doing business the right way supports our efforts to be an employer of choice as well as a business partner of choice, with our strong governance practices enabling customers to comfortably entrust us with their critical supply chain operations.



Environmental Goals
Reduce our environmental impact:

80% global operations using LED lighting by 2025

80% global landfill diversion rate by 2025

50% renewable energy globally by 2030

30% GHG emissions (Scopes 1 & 2) reduction by 2030 vs. 2019 baseline

100% carbon neutral (Scopes 1 & 2) by 2040

Social Goals
Ensure a safe workplace:

Reduce by 15% our Total Recordable Incident Rate in Americas & APAC by 2027 vs. 2022 baseline

Reduce by 15% our Lost Time Incident Rate in our UK & European operations by 2027 vs. 2022 baseline

Build a culture of belonging

Provide a clear and rewarding career path for all employees



Governance Goals

Maintain a best-in-class information security program

Embed an ethics-driven culture

We publish our Impact Report annually with details on our progress in the areas of environmental sustainability, social initiatives and governance performance. Our 2024 Impact Report will be available at https://www.gxo.com/esg/. Members of our Board review the contents of the Impact Report and provided feedback to the company. In addition, our Nominating, Corporate Governance and Sustainability Committee meet with our Chief Compliance and ESG Officer to review and approve the Impact Report.

BOARD OVERSIGHT OF INFORMATION TECHNOLOGY AND CYBERSECURITY RISK MANAGEMENT

Our Board maintains direct oversight over information technology and cybersecurity risk. The Board both receives and provides feedback on regular updates from management regarding information technology and cybersecurity governance processes, policies and business continuity plans, the status of projects to strengthen internal cybersecurity and the results of security breach simulations. The Board also discusses relevant incidents in the industry and the emerging threat landscape.

We have a robust IT security team, managed by our chief information security officer. This team continuously reviews relevant legislative, regulatory and technical developments and enhances our information security capabilities to protect against potential threats. We are continually improving our detection and recovery processes and have rolled out an IT security training program that all employees are required to complete at regular intervals. We also obtained an information security risk insurance policy. For additional information about the company's cybersecurity strategy and initiatives, see Part 1, Item 1C of the company's Annual Report on Form 10-K for the year ended December 31, 2024.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors, c/o Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2026 Annual Meeting of Stockholders must be received by our Secretary no later than December 18, 2025, to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, assuming that our 2026 Annual Meeting is held on or after May 13, 2026, any stockholder proposal to be considered at the 2026 Annual Meeting of Stockholders, including nominations of persons for election to our Board, must be properly submitted to us not earlier than January 13, 2026, or later than February 12, 2026.

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees at the 2026 Annual Meeting of Stockholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 14, 2026.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving or ratifying any transaction between our company and a related party (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

Since January 1, 2024, we have not been a participant in any transaction or series of similar transactions in which the amount exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock or any member of the immediate family of the foregoing had or will have a material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each director, (iii) each director nominee, (iv) each NEO, and (v) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of the Record Date.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has or shares either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner and that are exercisable or convertible within 60 days have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Beneficially Owned Shares of Common Stock	Outstanding[1] Percentage of Common Stock
Beneficial Ownership of 5% or more:		
Orbis Investment Management Limited[2] Orbis House, 25 Front Street Hamilton Bermuda HM11	12,654,819	10.8 %
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	11,145,865	9.5 %
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	10,601,704	9.1 %
Directors and Director Nominees:		
Brad Jacobs	1,700,662 [5]	1.5 %
Marlene Colucci	22,896 [6]	*
Oren Shaffer	106,475 [7]	*
Gena Ashe	12,380 [8]	*
Clare Chatfield	12,545 [9]	*
Todd Cooper#	—	*
Matthew Fassler	5,782 [10]	*
Joli Gross	13,084 [11]	*
Julio Nemeth#	—	*
Jason Papastavrou, Ph.D.	242,905 [12]	*
Torsten Pilz, Ph.D#	—	*
Laura Wilkin#	—	*
Kyle Wismans#	5,618	*
NEOs:		
Malcolm Wilson+	231,158 [13]	*
Baris Oran	175,526 [14]	*
Richard Cawston	140,238 [15]	*
Karlis Kirsis	60,753 [16]	*
Corinna Refsgaard	2,675 [17]	*
Current Directors and Executive Officers as a Group (13 People)	2,727,079 [18]	2.3 %

*   Less than 1%

+   Director and Executive Officer

Director Nominee

(1) For purposes of this column, the number of shares of common stock outstanding reflects the sum of: (i) 117,063,470 shares of our common stock that were outstanding as of the Record Date, (ii) the number of RSUs held, if any, that are or will become vested within 60 days of the Record Date and (iii) the number of shares of common stock underlying stock options that are or will become vested within 60 days of the Record Date.

(2) Based on Schedule 13G/A filed on February 14, 2025, by Orbis Investment Management Limited ("OIML"), Orbis Investment Management (U.S.), L.P. ("OIMUS") and Allan Gray Australia Pty Ltd ("AGAPL"), which reported that, as of December 31, 2024, OIML beneficially owned 12,385,208 shares of GXO common stock, OIMUS beneficially owned 265,900 shares of GXO common stock, and AGAPL beneficially owned 3,311 shares of GXO common stock. The group has sole voting and sole dispositive power over such shares of GXO common stock.

(3) Based on Schedule 13G/A filed on February 13, 2024, by The Vanguard Group, which reported that, as of December 29, 2023, The Vanguard Group beneficially owned 11,145,865 shares of GXO common stock with shared voting power over 42,782 shares of GXO common stock, sole dispositive power over 10,976,130 shares of GXO common stock and shared dispositive power over 169,735 shares of GXO common stock.

(4) Based on Schedule 13G filed on January 25, 2024, by BlackRock, Inc., which reported that, as of December 31, 2023, BlackRock, Inc. beneficially owned 10,601,704 shares of GXO common stock, with sole voting power over 10,305,200 shares of GXO common stock and sole dispositive power over 10,601,704 shares of GXO common stock.

(5) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Mr. Jacobs has indirect beneficial ownership of 1,300,701 shares of GXO common stock owned by Jacobs Private Equity, LLC as a result of Mr. Jacobs being its managing member and direct beneficial ownership of 396,344 shares of GXO common stock.

(6) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Ms. Colucci beneficially owns a total of 19,279 shares of common stock.

(7) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Mr. Shaffer beneficially owns a total of 102,858 shares of common stock

(8) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Ms. Ashe beneficially owns a total of 8,763 shares of common stock.

(9) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Ms. Chatfield beneficially owns a total of 8,928 shares of common stock.

(10) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Mr. Fassler beneficially owns a total of 2,165 shares of common stock.

(11) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Ms. Gross beneficially owns a total of 9,467 shares of common stock.

(12) Includes 3,617 unvested RSUs that will vest on May 13, 2025. As of the Record Date, Dr. Papastavrou has indirect beneficial ownership of 180,208 shares of GXO common stock owned by Springer Wealth Management LLC, of which Dr. Papastavrou owns 100% of the equity securities and direct beneficial ownership of 59,080 shares of GXO common stock.

(13) Includes 118,744 vested Options. As of the Record Date, Mr. Wilson beneficially owns a total of 112,414 shares of common stock.

(14) Includes 98,953 vested Options and 54,975 unvested Options that will vest on May 17, 2025. As of the Record Date, Mr. Oran beneficially owns a total of 21,598 shares of common stock.

(15) Includes 74,215 vested Options. As of the Record Date, Mr. Cawston beneficially owns a total of 66,023 shares of common stock.

(16) Includes 19,791 vested Options. As of the Record Date, Mr. Kirsis beneficially owns a total of 40,962 shares of common stock.

(17) Includes 2,675 unvested RSUs that will vest on April 8, 2025.

(18) Includes 366,678 shares of common stock underlying stock options that are or will become vested within 60 days of the Record Date and 31,611 shares of common stock underlying RSUs that will vest within 60 days of the Record Date.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes GXO's executive compensation program for 2024. The Compensation Committee of our Board of Directors (the "Committee") oversees our executive compensation program and practices. In this section, we explain the Committee's compensation decisions for our principal executive officer, principal financial officer and three next highest compensated executive officers (collectively, the "NEOs"), based on compensation for the year ended December 31, 2024.

Executive Officer	Principal Position
Malcolm Wilson	Chief Executive Officer
Baris Oran	Chief Financial Officer
Richard Cawston	Chief Revenue Officer & President of Europe
Karlis Kirsis	Chief Legal Officer
Corinna Refsgaard	Chief Human Resources Officer (commencing April 8, 2024)

EXECUTIVE SUMMARY

A number of significant executive compensation developments occurred during 2024, which will be described below in greater detail.

The Committee implemented two significant changes in the design of the incentive programs for NEOs, each of which the Committee believes will improve the operations of these programs in terms of incentivizing executive performance that increases company growth profitability:

- In order to emphasize the importance of new business to future profitability, Net New Business was added as a metric to the Annual Short-Term Incentive Plan.

- Operating ROIC was added as a modifier metric to the Long-Term Incentive Plan. This metric increases shareholder alignment, strengthens the long-term focus of the plan, and recognizes the significance of the NEOs in influencing capital investment decisions.

A special equity incentive in the form of performance stock units was granted to top Regional Business Leaders (including Mr. Cawston) to drive cumulative 3-year results on critical measures directly related to a regional leader's sphere of influence within that leader's region. The metrics are 3-year Accumulated Net New Business and 3-year Accumulated Adjusted EBITA.

Although 2024 performance under the Annual Short-Term Incentive Plan resulted in the NEOs being eligible for a payout of 73% of their target opportunity, the NEOs mutually agreed with the Committee that no payouts would be made for 2024. The NEOs determined that the level of achievement in 2024 was such that the reduction to zero was appropriate, notwithstanding the financial results delivered, reflecting the NEOs' commitment to shareholders and quality earnings.

On December 3, 2024, the company announced that Mr. Wilson will retire as CEO and director of the company by December 3, 2025. As a part of this transition, on February 17, 2025, Mr. Wilson entered into a Settlement Agreement with GXO Logistics UK Limited, which provides certain payments and benefits on termination (subject to certain conditions including the execution of a release of claims). In consideration of Mr. Wilson's continuing leadership as CEO while the company searches for a successor and his significant contributions to GXO's success, the Committee determined to treat his retirement for purposes of his Service Agreement, GXO's Severance Plan, and pro-rata vesting of outstanding LTI awards as an involuntary termination without cause. While continuing to serve as CEO during 2025, Mr. Wilson will continue to receive his base salary, pension, and car allowance. He will not receive any additional equity awards. He is eligible for a pro-rated bonus based on satisfactory transition of duties to his successor, as determined by the Committee. Mr. Wilson will also receive additional installment payments totaling $3,000,000 for his compliance with an extended, 3-year non-compete following the end of his employment with GXO, as discussed in more detail below in "Agreements with NEOs and Severance Plan."

2024 COMPANY PERFORMANCE HIGHLIGHTS

Overview

In 2024, GXO delivered solid operating and financial performance. Under the leadership of our NEOs, GXO set the foundation for long-term growth through near-record sales performance, strategic investments in technology and talent and the successful execution of our M&A strategy.

Highlights of our full-year 2024 performance include:

- $11.7 billion of revenue;
- $138 million of net income;
- $1.12 of diluted EPS and $2.80 of adjusted diluted EPS[1];
- $815 million of adjusted EBITDA[1];
- $549 million of cash flow from operations; and
- $251 million of free cash flow[1].

[1] See Annex A for reconciliations of non-GAAP financial measures.

In 2024, GXO delivered double-digit revenue growth and sequential organic revenue growth in every quarter. Our sales pipeline, in excess of $2.0 billion, was up 15% year-over-year with opportunities across all verticals and geographies.

During the year, GXO successfully executed its M&A and commercial strategies to expand into new growth verticals and geographies. GXO announced and completed its acquisition of Wincanton plc, subject to review by the UK Competition and Markets Authority, which will expand GXO's offering and customer base in the UK in key growth sectors, including Aerospace, Utilities, Industrial and Healthcare, and continued to execute its multi-year expansion in Germany.

GXO's customer relationships run deep, with many spanning decades. In 2024, GXO delivered over $1 billion in sales wins, for the second consecutive year, and expanded to new geographies with more than 40 existing customers, a testament to the trust they have in us. Continuous improvement has become a cornerstone of GXO, and as a result of our laser focus on operational excellence, GXO ended 2024 with customer satisfaction at all-time highs.

GXO's growth continues to be propelled by three powerful secular tailwinds —ecommerce, outsourcing and supply chain complexity—which continue to drive growth in the logistics industry.

Businesses are navigating a very dynamic macroeconomic environment. Rising consumer expectations, rapidly evolving technology and multiplying supply chain risks are continuing to drive demand for proven warehousing solutions and industry leading expertise. Our global scale, technology and automation leadership and customer-centric culture continue to set GXO apart.

Our global reach—approximately 200 million square feet across more than 1,000 facilities and a team of over 150,000 members worldwide—gives us a unique ability to meet the needs of the world's top brands across a diverse array of sectors. With a footprint that spans North America, the UK and Europe, GXO's ability to share best practices across geographies is a distinct competitive advantage.

Our automation advantage is a critical factor in how we win and retain business. In 2024, we continued to enhance our capabilities to add more value and efficiency to customers' operations, including harnessing opportunities with artificial intelligence. We are proud of our continuing efforts to drive meaningful cost and operational efficiencies for our customers while making the workplace safer and more fulfilling for our team members.

OUR COMPENSATION PHILOSOPHY AND EXECUTIVE COMPENSATION PROGRAM OBJECTIVES

GXO's executive compensation philosophy is founded on the following core objectives:

- Attract high-impact, results-oriented executives who will contribute to GXO's goals of enhancing financial performance, growing our business and maximizing stockholder value.
- Ensure that each executive receives market-competitive total compensation that drives performance and encourages his or her long-term retention through business and individual performance assessments.
- Maintain executives' focus on the company's top priorities and advancement of our goals of profitable growth, innovation, operational excellence and customer satisfaction.
- Set ambitious targets that incentivize our executives to drive long-term stockholder value creation without unnecessary risk.
- Align the interests of our executives with those of our stockholders by emphasizing high growth and high returns in our long-term, performance-based incentives.
- Incorporate stockholder feedback into the Committee's decision-making process.

STOCKHOLDER OUTREACH AND ENGAGEMENT

We believe that regular stockholder engagement is key to strong corporate governance and we recognize the value of engaging in constructive dialogue with stockholders on numerous topics, including business strategy, governance, executive compensation, corporate sustainability reporting and other important matters. We strive to continually improve in these areas and we value the opportunity to hold ongoing discussions with stockholders throughout the year. Our investor relations team engages regularly with both existing and prospective stockholders. Feedback from these sessions is shared with executive management and reflected in our strategic priorities.

The Committee believes the 90% 2024 stockholder say-on-pay vote results convey strong support for our executive compensation program. The Committee considers the results of the say-on-pay vote and stockholder feedback when designing and deciding on future executive compensation programs.

COMPENSATION GOVERNANCE HIGHLIGHTS

The company's compensation governance framework continues to demonstrate our pay for performance philosophy and strong stewardship, including the components described below.

WHAT WE DO	WHAT WE DON'T DO
✓ **Significant emphasis on variable compensation.** Our executive compensation program is heavily weighted toward variable compensation, including long-term incentives that are primarily performance-based and annual short-term cash incentives. This allows the Committee to closely align total compensation values with both company and individual performance on an annual and long-term basis.	✗ **No excessive perquisites.** We limit our executive perquisites to remain consistent with our pay for performance philosophy. Except in limited circumstances, our NEOs have no relocation benefits or supplemental pension or retirement savings beyond what is provided broadly to all GXO employees. In addition, our NEOs have no perquisites such as personal use of company aircraft, executive health services, club memberships, stipends or financial planning services.
✓ **Substantial portion of compensation subject to creation of stockholder value.** Performance-based awards are, and have been, subject to meaningful stock price and/or financial-related performance goals measured over service-based vesting periods. The Committee also continually reviews the full portfolio of GXO stockholdings for each NEO to ensure there is a sufficient amount of compensation at risk and aligned with stockholder returns and value creation while sustaining the NEO's focus on the company's strategic objectives.	✗ **No pledging or hedging of company stock without preclearance.** Under our Insider Trading Policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account without preclearance. In addition, without preclearance, they are prohibited from engaging in hedging transactions such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to hedge or offset, or have the effect of hedging or offsetting, any decrease in the market value of company equity securities.
✓ **Stock ownership policies.** The Board has established stock ownership guidelines and stock retention requirements that encourage the strong ownership mindset that exists among our executives.	✗ **No guaranteed annual salary increases or bonuses.** Salary increases are not guaranteed annually and are benchmarked against market data. We do not guarantee bonus payouts.
✓ **Clawback policy.** Our NEOs are subject to clawback restrictions with respect to long-term and annual short-term incentive compensation.	✗ **No stock option repricing or discounted exercise price.** Our company's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.
✓ **Restrictive covenants.** Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ **No golden parachute excise tax gross-ups.** GXO does not provide golden parachute excise tax gross-ups.
✓ **Engage with stockholders.** Our Board values stockholder feedback and carefully considers investor perspectives for incorporation into its decision-making process around governance, compensation and sustainability practices.	✗ **No consultant conflicts.** The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading "Role of the Committee's Independent Compensation Consultant."

THE COMMITTEE'S COMPENSATION DECISION-MAKING PROCESS

In 2024, the Committee met seven times and took one action by unanimous written consent to discuss executive compensation and other items pursuant to its charter. In addition to the regular responsibilities of the Committee, members of the Board were invited to attend internal monthly and quarterly operating review meetings with executive management. These meetings included in-depth reviews of the company's financial results, as well as discussions about operational execution, sales, customer service, technology initiatives, process innovation, human capital management, safety, the market landscape and business growth trajectories. The meetings also included a review of key performance indicators that track the company's achievement of financial and non-financial objectives. Multiple Committee members attended these sessions to remain well-informed of the company's financial and operational performance.

The Committee believes in an approach that balances evaluating individual and company performance results against formulaic programs to ensure maximum alignment with stockholder interests. The decision-making process incorporates an element of discretion, allowing the Committee to utilize a balanced, multi-dimensional approach to NEO compensation that includes a review of performance against goals, looking at the median compensation for comparable executives within the compensation peer group, and receiving input from the Chief Executive Officer and Chief Human Resources Officer (except with respect to their own compensation).

NEO Compensation-Setting Process

The Committee considers several key factors in determining executive compensation.

Key Factors Considered in Determining Executive Compensation
1 The company's financial results relative to publicly disclosed targets for 2024
■ Our compensation programs pay for performance while safeguarding against excessive risk through risk oversight measures built into the plan. Our senior executives established rigorous goals for Adjusted EBITDA, Free Cash Flow, Organic Revenue and Net New Business that were approved by the Committee. Progress against these goals was reviewed with the Board periodically throughout the year. Performance against these goals was considered by the Committee when determining annual incentive payouts.
2 Analysis of total reward levels relative to our core peer group and general industry
■ The Committee, with input from management and its independent compensation consultant, established the compensation peer group used in benchmarking executive compensation levels to ensure that the peer companies reflect realistic characteristics comparable to GXO.
■ The companies comprising the compensation peer group have similar or adjacent business models and source talent from the same labor pools as GXO. In determining the peer group, the following factors were considered: (i) whether the company is publicly traded on a major U.S. stock exchange, (ii) whether the company is within a revenue range comparable to GXO, (iii) whether the company is operating in an industry similar or adjacent to logistics and (iv) whether the company has displayed a degree of peer similarity.
■ Additionally, the Committee reviews general industry market data for similarly sized companies based on revenue as a secondary reference. Given the significant number of senior executives hired from outside the transportation and logistics industry, general industry market data contributes to a comprehensive view of the market landscape.
■ The combined consideration of the compensation peer group and general industry data ensures a balanced view of operating characteristics and performance comparability to GXO.
3 Annual review of executive compensation program design
■ Our programs are designed to offer competitive total compensation opportunity to attract, retain and motivate leaders. The primary component of compensation is equity-based with multi-year vesting schedules that align to business strategy. Our compensation program and plans are flexible and permit the use of a variety of compensation elements and varying terms. The Committee, with input from management and its independent compensation consultant, conduct an annual assessment of the design, performance metrics and goals under our variable incentive plans. In administering these programs each year, the Committee determines which types of awards to grant, the financial measures and performance goals (if any) to apply to the awards, the performance period(s) (if any), and the mix of awards to be granted to the NEOs.
4 The current value of realized and future realizable payouts of previously awarded stock compensation
■ Stock-based compensation represents a significant portion of total realizable pay, and as a result, the Committee evaluates the current value of GXO stockholdings to assess whether there is sufficient compensation at risk of forfeiture and value fluctuation tied to the company's performance.

The Committee, with input from management and its independent compensation consultant, developed a compensation peer group consisting of 18 companies to assist in making 2024 compensation decisions. A number of screening criteria were used to determine the selected companies as detailed in the table above. Our compensation peer group had 2023 annual revenues ranging from $0.49 billion to $90.96 billion with median revenues of $9.00 billion. Our 2023 revenue of $9.78 billion positioned GXO at the 60th percentile of our compensation peer group. The Committee does not tie NEO compensation to any particular level in comparison to the peer group. Instead, the compensation benchmark data is used to ensure our compensation remains market-competitive. For 2024 compensation decisions, the compensation peer group consisted of the companies below.

Americold Realty Trust, Inc.	Flex Ltd.
Aspen Technology, Inc.	Iron Mountain Incorporated
Avnet, Inc.	Pitney Bowes Inc.
C.H. Robinson Worldwide, Inc.	Rockwell Automation, Inc.
Celestica Inc.	Rollins, Inc.
Cintas Corporation	Ryder System, Inc.
Emerson Electric Co.	Sanmina Corporation
Expeditors International of Washington, Inc.	The Descartes Systems Group Inc.
FedEx Corporation	United Parcel Service, Inc.

Pay Elements

Our executive compensation program consists of three primary elements: base salary, annual short-term incentive awards and annual long-term incentive awards. These elements are described in more detail below.

Element	Purpose	Pay for Performance Design
BASE SALARY	■ To attract and retain high-performing executives	■ Fixed cash compensation corresponds to experience and job scope and is aligned with market levels, typically with the lowest weighting in total compensation mix.
ANNUAL SHORT-TERM INCENTIVE	■ To reward annual performance and individual contributions that support strategy and results	■ Executives become eligible for a bonus if predetermined threshold goals are met or exceeded. ■ Payouts are determined based on an evaluation of performance across key financial metrics, including Adjusted EBITDA, Free Cash Flow, Organic Revenue and Net New Business, with awards ranging from zero to a cap of 200% of target.
ANNUAL LONG-TERM INCENTIVE	■ To retain key executives and to align the interests of GXO executives with the achievement of sustainable long-term growth and performance	■ The Committee designs long-term incentive awards to motivate executives to achieve goals over an extended period. The Committee takes a strategic approach to the timing of grants to align awards with the company's strategy and stockholder returns.

Target Pay Mix

We believe our NEO compensation program supports our Compensation Philosophy and Executive Compensation Program Objectives through a mix of compensation levers which do not indirectly encourage our executives to take actions that may conflict with our long-term performance and stockholder interests. Our executive compensation program is heavily weighted toward variable compensation, including long-term incentives that are primarily performance-based and annual short-term cash incentives. This allows the Committee to closely align total compensation values with both company and individual performance on an annual and long-term basis. For 2024, 87% of our CEO Target Compensation mix and, on average, 77% of our Other NEOs Target Compensation mix is variable compensation as displayed in the charts below.

CEO Target Compensation



87% Variable Pay

Other NEOs Target Compensation



77% Variable Pay

EXECUTIVE COMPENSATION ELEMENTS AND OUTCOMES FOR 2024

Annual Base Salary

Annual base salary is established for each NEO primarily based upon market considerations, company and individual performance, and corresponds to an executive's experience and job scope to provide a stable and secure source of income at a market-competitive level. The Committee reviews base salaries annually to align with current market levels and considers other compensatory factors. The Committee reviewed market and peer data to determine the base salaries for our NEOs effective April 1, 2024. The base salary of Ms. Refsgaard was effective on her date of hire, April 8, 2024. The base salary of Mr. Wilson was increased from $850,000 to make progress against the market median rate and recognize leadership effectiveness. To recognize significant contributions and better align to market, the base salaries of Mr. Oran increased from $630,000, Mr. Cawston from $547,264 and Mr. Kirsis from $465,000. The 2024 annual base salaries are set forth in the table below.

Executive Officer	Annual Base Salary ($)
Malcolm Wilson	$880,000[1]
Baris Oran	$650,000
Richard Cawston	$565,000[1]
Karlis Kirsis	$515,000[1]
Corinna Refsgaard	$500,000[1]

[1] Annual base salaries for non-U.S. executive officers were determined in USD and converted and paid in British Pounds Sterling.

Annual Short-Term Incentive Target Opportunity

Our short-term incentive program provides cash compensation that is at risk and contingent on the achievement of financial goals. It is designed to reward annual performance that supports the company's strategy and results. Each NEO is eligible for a target short-term incentive ("STI") amount. In consultation with the independent compensation consultant, the Committee reviewed market and peer data to determine the STI target opportunity for our NEOs. The Target STI Opportunity percentage of Mr. Wilson was increased to make progress against the market median rate and recognize leadership effectiveness. The Target STI Opportunity percentage of Messrs. Oran and Cawston were increased to make progress against the market median rate and recognize significant contributions. The other NEOs had no changes to their Target STI Opportunity percentage. The table below reflects the 2024 annual STI opportunity of each NEO.

Executive Officer	Annualized Base Salary	Target STI Opportunity (as a % of Base Salary)	Target STI Opportunity
Malcolm Wilson	$880,000	175%	$1,540,000
Baris Oran	$650,000	110%	$715,000
Richard Cawston	$565,000	110%	$621,500
Karlis Kirsis	$515,000	100%	$515,000
Corinna Refsgaard	$500,000	100%	$375,899[1]

[1] Target STI Opportunity for Ms. Refsgaard is based on a new hire salary proration. Ms. Refsgaard joined GXO on April 8, 2024.

Annual Short-Term Incentive Payout Eligibility and Range

The evaluation of short-term incentive payouts is based on a review of predetermined key performance measures that are of preeminent importance to the company and our stockholders. We establish performance targets including threshold and maximum goals that we believe are rigorous but not likely to encourage excessive risk-taking. Achievement of the performance threshold must be met or exceeded to be eligible for a payout. When earned, threshold performance yields a 50% payout and achievement of the maximum performance yields a 200% payout. For performance between threshold and maximum, results will be interpolated on a straight-line basis. Performance below the threshold will result in a 0% payout.

2024 Annual Short-Term Incentive Financial Results Relative to Targets

We adhered to our standard practice of setting bonus goals in accordance with our budget and business plan approved by the Board for 2024. Goals for four key performance indicators were reviewed with the Committee: Adjusted EBITDA, Free Cash Flow, Organic Revenue and Net New Business, in the table below.

Net New Business is a new metric added for the 2024 Performance Year and is the difference of annualized revenue value of new contracts in the year (i.e., expected revenue to be generated from a new contract signed in the year, based on Salesforce reporting) minus the last 12 months of revenue of contracts lost (i.e., last known 12 months of revenue that will be lost in the future, on contracts for which we received a notice of contract termination during the year), divided by the actual revenue of the applicable business unit for the calendar year. The Committee and its independent compensation consultant reviewed and agreed with the appropriateness of the addition of the Net New Business metric to incentivize our Regional and Divisional leaders to boost sales pipeline and improve customer retention.

The 2024 Annual Short-Term Incentive metrics were selected as key indicators that are important to the company and our stockholders, while also strongly supporting our compensation philosophy. Achievement of the goals provides a reflection of strong company performance and aligns with the prevalent short-term incentive practices of our peers. Additionally, we believe these metrics are in line with our earnings-based focus, driving organic revenue as we continue to increase our capabilities for customers while monitoring free cash flow for future actions that would improve shareholder value. Performance based on a scorecard of these four weighted metrics (as set forth below) were considered by the Committee when determining the 2024 annual incentive payouts for our NEOs.

- 50%—Adjusted EBITDA;
- 20%—Free Cash Flow;
- 15%—Organic Revenue; and
- 15%—Net New Business.

As a result of the company's financial achievement against 2024 Targets, listed in the chart below, our NEOs were eligible for a 2024 STI payout of 72.59% of their individual target STI opportunity.

Primary Performance Indicators Supporting Committee Assessment			
Key Measures[1][2]	Weighting	2024 Target	Achievement %
Adjusted EBITDA	50%	$775 million	94%
Free Cash Flow	20%	$271 million	92%
Organic Revenue	15%	$10,074 million	99%
Net New Business	15%	8%	64%

[1] Excludes impact of the Wincanton acquisition.

[2] See Annex A for a description of non-GAAP financial measures.

2024 Annual Short-Term Incentive Payout

Below is a summary of our NEOs' total Annual STI Opportunity at target and Total Actual STI Payout as approved by the Committee. The NEOs mutually agreed with the Committee to reduce the 2024 Annual STI payout for all NEOs to zero to reflect the NEOs' commitment to shareholders and quality earnings. They concluded that the below target level of achievement of 2024 Annual STI metric goals was such that the reduction to zero was appropriate due to moderate performance of certain 2024 Targets, notwithstanding the fact that the percentages of achievement would have entitled them to a payout. Separately, on February 17, 2025, GXO entered into a Settlement Agreement with Mr. Wilson, discussed in more detail below in "Agreements with NEOs and Severance Plan." Consistent with Section 7 of Mr. Wilson's Service Agreement, his 2024 STI was reduced to zero due to the notice of his retirement in December of 2024.

STI for Performance Year 2024					
		Target		Actual	
Executive Officer	Annualized Base Salary	Annual STI Opportunity (% of Base Salary)	Annual STI Opportunity	STI Funding Percentage[2]	Total Actual STI Payout
Malcolm Wilson	$880,000	175%	$1,540,000	—%	$—
Baris Oran	$650,000	110%	$715,000	—%	$—
Richard Cawston	$565,000	110%	$621,500	—%	$—
Karlis Kirsis	$515,000	100%	$515,000	—%	$—
Corinna Refsgaard	$500,000	100%	$375,899[1]	—%	$—

[1] Target STI Opportunity for Ms. Refsgaard is based on a new hire salary proration. Ms. Refsgaard joined GXO on April 8, 2024.

[2] The NEOs mutually agreed with the Committee to reduce the 2024 annual incentive compensation payout pursuant to the company's Annual Incentive Plan ("AIP") for all NEOs to zero and, due to Mr. Wilson's retirement, reduced his AIP payout to zero based on the terms of his Service Agreement.

2024 LTI Design

GXO's 2024 Long-Term Incentive ("LTI") program consists of two equity vehicles, performance share units ("PSUs") and restricted stock units ("RSUs"), that are designed to align NEO performance with the interests of our stockholders and incentivize outperformance through achievement of long-term goals, while building retention among our key leaders given the upside potential if performance goals are met or exceeded. The Committee takes the view that long-term awards should incorporate ambitious strategic goals over an extended period, with awards being earned (or not) based on overall performance of the rigorous measures.

In structuring the 2024 PSUs, the Committee, in consultation with its independent compensation consultant, carefully considered our long-term strategy and market practice to drive the right behaviors and results. The Committee wanted to build a long-term award structure that incentivizes our NEOs to achieve sustainable value creation, focused on organic revenue growth, while ensuring the continued health of the overall business. To achieve this, the following three core performance metrics and weightings were selected, as well as the following modifier.

Metric	Weighting
Relative Total Shareholder Return (rTSR) compared to the S&P Midcap 400 Index	34%
3-year Cumulative Annual Organic Revenue Growth	33%
3-year Average Annual Adjusted EBITDA Conversion to Free Cash Flows	33%
Operating ROIC Modifier	*±10%*

© 2025 GXO Logistics, Inc.

Organic Revenue Growth in this long-term plan focuses on our ability to grow over the 3-year performance period. The selection of Adjusted EBITDA Conversion to Free Cash Flows focuses on our capacity to generate cash flow from our Adjusted EBITDA. These financial metrics are key to both our short- and long-term strategic plans. They are also fundamental metrics used by investors to assess our performance. Further, the rTSR metric was selected to align pay with the performance of GXO stock relative to other large public companies.

In 2024, the Committee approved the addition of a modifier based on achievement of an operating return on invested capital ("Operating ROIC") goal that can leverage the final payout percent by ±10%, with a 200% aggregate cap payout. The Committee added an Operating ROIC modifier to increase alignment with shareholders and strengthen the long-term focus of the plan. It also recognizes the role of the NEOs in influencing capital investment decisions.

The PSUs granted by GXO to executive officers, including our NEOs, in 2024 have a 3-year performance measurement period ending on December 31, 2026. The Committee will determine the achievement of the applicable performance goals following the end of this 3-year performance period and determine what portion of the PSUs are vested based on such results. The plan design also includes a one-year post-vest lockup period on the sale/transfer of shares. In consultation with its independent compensation consultant, the Committee modified the 2024 PSU vesting schedule from four years to three years to align our executives' vesting experience with general market practice while maintaining four year vesting characteristics with the addition of the one-year post-vest lockup period. Achievement of the performance threshold yields a 50% payout and achievement of the maximum performance yields a 200% payout (capped). For performance between threshold and maximum, results will be interpolated on a straight-line basis. Performance below the performance threshold will result in a 0% payout.

RSUs help us retain our key leaders and also provide a direct incentive to build stockholder value and contribute retention value in our LTI design. Stock price performance has the same effect on holders of RSUs as it does on holders of our common stock. RSUs vest in substantially equal installments on the first, second and third anniversaries of the grant date.

2024 LTI Mix and Awards

Consistent with the LTI design discussed above, the Committee approved LTI awards in 2024 comprised of 70% PSUs and 30% time-based RSUs for Mr. Wilson and Mr. Oran. All other executive officer positions have awards comprised of 50% PSUs and 50% RSUs.

Executive Officer	PSUs Awarded (#)[1]	RSUs Awarded (#)[1]
Malcolm Wilson	63,203	27,087
Baris Oran	26,335	11,287
Richard Cawston	15,049	15,049
Karlis Kirsis	13,042	13,042
Corinna Refsgaard	8,026	8,026

[1]	The grant date fair value of the awards in accordance with FASB ASC Topic 718 can be found in the "Grants of Plan-Based Awards" table.

2024 Special Grant

On limited occasions, the Committee may provide equity incentives in addition to the normal LTI grants. In coordination with the 2024 LTI awards, the Committee granted Special PSUs to a select group of Region Business Leaders, including 10,033 Special PSUs to Mr. Cawston.

The Special PSU grant was designed to drive cumulative 3-year results on critical metrics that are directly related to a region leader's sphere of influence within each of their respective regions. To achieve this, the following performance metrics and weightings were selected.

Metric[1]	Weighting
3-year Accumulated Net New Business	50%
3-year Accumulated Adjusted EBITA	50%

[1]	See Annex A for description of non-GAAP financial measures.

The use of 3-year Accumulated Adjusted EBITA was selected to focus business leaders on activities that positively impact profit margin while removing depreciation, to incentivize core operational profitability, and differentiate from the 2024 PSU metrics. The selection of 3-year Accumulated Net New Business was chosen to further emphasize the importance of this metric (see 2024 AIP discussion above) for our future success by providing a longer measurement horizon to boost sales pipeline and improve customer retention.

Consistent with the Special PSUs granted to the select group of Region Business Leaders, the Special PSUs granted to Mr. Cawston in 2024 have a 3-year performance period ending on December 31, 2026. Achievement of the performance threshold yields a 50% payout and achievement of the maximum performance yields a 200% payout (capped).

For performance between threshold and maximum, results will be interpolated on a straight-line basis. Performance below the performance threshold will result in a 0% payout.

2022 PSUs Summary

The PSUs granted by GXO to executive officers, including our NEOs, in 2022 have a 3-year performance measurement period ending on December 31, 2024, and a four-year vesting period ending on January 15, 2026. Annual grants of PSUs provide compensation that is at risk and contingent on the achievement of predetermined performance goals over an extended period. Achievement of the performance threshold yields a 50% payout and achievement of the maximum performance yields a 200% payout (capped). For performance between threshold and maximum, results will be interpolated on a straight-line basis. Performance below the threshold will result in a 0% payout.

The Committee regularly reviews the financial metrics and considers alternatives. In structuring the 2022 PSUs, the Committee wanted to build a long-term award structure that incentivized our NEOs to achieve sustainable value creation, focused on organic revenue growth, while ensuring the continued health of the overall business. To achieve this, the following three performance metrics and weightings were selected:

- 34%—Relative Total Shareholder Return (rTSR) to outperform S&P Midcap 400 Index;
- 33%—Cumulative Annual Organic Revenue Growth; and
- 33%—3-year Average Annual Adjusted EBITDA Conversion to Free Cash Flows.

2022 PSUs Performance

The following table summarizes the 2022 PSU metric goals, achievement and payout. The Committee certified the metric results in March 2025 and earned PSUs will vest and become payable on January 15, 2026.

Metric[1]	Weight	Threshold 50% Payout	Target 100% Payout	Maximum 200% Payout	Actual	Payout %
Relative Total Shareholder Return (rTSR) to outperform S&P Midcap 400 Index	34%	25th Percentile	50th Percentile	75th Percentile	14th Percentile	0.0%
Cumulative Annual Organic Revenue Growth	33%	10%	24%	40%	20.2%	86.4%
3-year Average Annual Adjusted EBITDA Conversion to Free Cash Flows	33%	20%	30%	40%	41.3%	200.0%
				Weighted Aggregate Payout		**94.5%**

[1] See Annex A for reconciliations of non-GAAP financial measures.

OUR EXECUTIVE COMPENSATION GOVERNANCE FRAMEWORK

Our compensation framework ensures a strong linkage between pay and performance with an emphasis on performance-based variable compensation. To effectively govern incentive compensation and ensure the arrangements do not indirectly encourage taking actions that conflict with our long-term interests, we adhere to the following governance framework.

Stock Ownership Policies

We believe that executive equity ownership in the company mitigates a number of risks, including risks related to executive attrition and undue risk-taking.

Guidelines

Stock ownership guidelines are expressed as a multiple of each NEO's annual base salary:

- CEO: 6x annual base salary
- Other NEOs: 3x annual base salary

Compliance with our stock ownership guidelines is generally determined using the aggregate count of shares of common stock held directly or indirectly by the NEO, plus unvested RSUs subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions are not counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.

Until the stock ownership guidelines are met, an executive is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.

As of the Record Date, each NEO was in compliance with our stock ownership guidelines.

Clawback Policy

Overview

Our NEOs have historically been subject to a clawback policy with respect to long-term and annual short-term incentive compensation, which has served as an important tool in mitigating risk associated with the company's compensation program. We updated our Clawback Policy in 2023 to comply with new standards set by the NYSE for the mandatory recovery of executive incentive-based compensation by issuers with securities listed on the exchange.

The Clawback Policy applies to each NEO in the event of: (i) a breach of the restrictive covenants, (ii) termination of his or her employment by our company for cause, (iii) his or her engagement in certain misconduct that contributes to any material loss to our company or its affiliates or (iv) the company being required to prepare a restatement due to material noncompliance with a financial reporting requirement. Upon the occurrence of (i), (ii) or (iii), the company may terminate or cancel any LTI award; require the NEO to forfeit or remit to the company any amounts payable or the after-tax net amount paid or received with respect to any LTI award; or forfeit or remit any shares of the company's common stock that were received in connection with any LTI award. If the company is required to prepare a restatement, the Clawback Policy provides for recoupment of erroneously awarded incentive compensation received by covered employees (current and former executive officers) during the three fiscal years that precede the date the company is required to prepare the restatement.

As discussed further below, each NEO shall also be subject to any other clawback as may be required by applicable law or pursuant to an agreement between the NEO and the company.

Annual short-term and long-term incentive compensation

In addition, if an NEO has engaged in certain misconduct that contributes to any material loss to the company or any of its affiliates, the company may: (i) require repayment by the NEO of any cash bonus or annual bonus previously paid, net of any taxes paid by the NEO on such bonus; (ii) cancel any earned but unpaid cash bonus or annual bonus; and/or (iii) adjust the NEO's future compensation to recover an appropriate amount with respect to the material loss.

Additional provision

To the extent that the rules adopted by the NYSE or the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in our NEO service agreements and to the extent the company is required to implement any additional clawback provisions pursuant to applicable law, the NEOs will each be subject to such additional clawback provisions pursuant to such rules as described under the heading "Agreements with NEOs and Severance Plan—Clawbacks."

Role of the Committee

The Committee is responsible for approving our compensation practices and overseeing our executive compensation program in a manner consistent with GXO's compensation philosophy. The Committee is tasked with: (i) reviewing the annual and long-term performance goals for our NEOs; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for our NEOs. The Committee acts independently but works closely with the full Board and executive management in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of an independent compensation consultant, as discussed below.

Role of Management

Executive management provides input to the Committee, including with respect to the Committee's evaluation of executive compensation practices. In particular, our chief executive officer, Mr. Wilson, provides recommendations for proposed compensation actions with respect to our executive team, but not with respect to his own compensation. The Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent compensation consultant before making final determinations. We believe this process ensures that our executive compensation program effectively aligns with GXO's compensation philosophy and stockholder interests.

Role of the Committee's Independent Compensation Consultant

The Committee's independent compensation consultant consults on compensation and governance matters, monitors trends and evolving market practices in executive compensation and provides general advice and support to the Committee and the Committee's chair. F.W. Cook served as the Committee's independent compensation consultant for 2024. The compensation consultants do not provide any other services to the company.

As part of the consultants' engagement with the Committee, they reviewed our executive compensation peer group and conducted a competitive analysis of compensation, including base pay, short-term incentives, long-term incentives and other compensation components as needed. The compensation consultant also assisted the Committee with a variety of other issues, including analysis of share usage of our equity compensation plan, trends and regulatory developments in executive compensation, setting CEO compensation, the design and establishment of performance metrics and goals under our variable incentive plans, reviewing our compensation risk analysis and reviewing this Compensation Discussion and Analysis.

The Committee considered the independence of the compensation consultants in light of applicable SEC rules and NYSE Listing Standards. After taking into account the absence of any relationships with management and members of the Committee, as well as the compensation consultants internal policies and other information provided to the Committee, the Committee determined that no conflicts of interest existed that would prevent the firms from serving as independent compensation consultants to the Committee. On an annual basis, the Committee reviews the services performed by and the fees paid to the compensation consultant.

OTHER COMPENSATION-RELATED ITEMS

Equity Granting Policy

All equity awards to NEOs are discretionary and are approved by the Committee with a grant date determined at the time of approval. The Committee has historically granted equity awards, which generally consist of RSUs and PSUs, to our NEOs during the first two weeks of March. In certain circumstances, including the hiring or promotion of an officer, the Committee may approve grants to be effective at other times. The company does not currently grant stock options to its employees. The Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2024, and the company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Benefits

Our U.S. NEOs are provided with the same benefits as are generally offered to other eligible employees, including participation in the GXO 401(k) Plan and insurance benefit programs. Our U.K. NEOs are provided with the same benefits as are generally offered to other eligible employees, including participating in the company pension and top-up plans as well as car allowances. Our NEOs receive minimal perquisites, as shown in the "All Other Compensation Table" following this Compensation Discussion and Analysis.

Agreements with NEOs

We believe that it is in the best interests of our company to enter into agreements with our NEOs, which allow the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading "Agreements with NEOs and Severance Plan" and the tables that follow this Compensation Discussion and Analysis.

As discussed in "Agreements with NEOs and Severance Plan," GXO previously disclosed that Mr. Wilson will retire as CEO and director of GXO in 2025. As a part of this transition, on February 17, 2025, Mr. Wilson entered into a Settlement Agreement with GXO Logistics UK Limited, an affiliate of GXO, which provides certain payments and benefits on termination (including payments under GXO's Severance Plan, which was determined by the Committee to be appropriate due to Mr. Wilson's continued service as CEO and assistance with a smooth transition to a new CEO), subject to certain conditions (including the execution of a release of claims). A summary of these payments are outlined in the "Agreements with NEOs and Severance Plan."

Mr. Wilson has agreed to make himself available in his CEO capacity, as requested by GXO or the Board, through the earlier of (i) a date chosen at GXO's discretion (not earlier than August 15, 2025) or (ii) December 3, 2025 (subject to certain exceptions). GXO will consider Mr. Wilson for a pro-rated bonus based on a satisfactory transition of his duties to his successor.

In April 2024, Ms. Refsgaard was hired as the CHRO of GXO and is based in the U.K. A summary of Ms. Refsgaard's offer letter, service agreement and other arrangements are outlined in the "Agreements with NEOs and Severance Plan."

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRS Code"), disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, we believe that the tax deduction limitation imposed by Section 162(m) should not compromise the company's access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and our Board will take into consideration a multitude of factors in making executive compensation decisions and may approve executive compensation that is not tax deductible.

COMPENSATION COMMITTEE RISK OVERSIGHT

The Committee monitors the risks associated with our compensation philosophy and programs. The Committee ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders while holding our senior leadership team accountable. The Committee believes that the company's compensation policies and practices for its employees are not reasonably likely to give rise to risk that would have a material adverse effect on the company. In reaching this conclusion, we considered the following:

- The Committee consists solely of independent non-employee directors and has engaged an independent external compensation consultant to assist with creating the executive compensation program;

- Our executive compensation program is heavily weighted toward variable compensation with payouts and awards capped, even if our performance exceeds the predetermined maximum goals;

- A substantial portion of executive compensation consists of performance-based awards that are subject to meaningful stock price and/or financial-related performance goals to align management and stockholder interests;

- We have adopted a stock ownership policy and stock retention requirements for directors and executive officers that requires directors and executive officers to own meaningful levels of the company's stock;

- We have adopted a clawback policy for our executive officers that provides for certain long-term incentive compensation and annual bonus (STI) forfeiture; and

- We have adopted an insider trading policy that prohibits pledging or holding company securities in a margin account without preclearance.

For additional information relating to our stock ownership policy, clawback policy, and insider trading policy see the discussions in this Proxy Statement under the headings "Stock Ownership Policies", "Clawback Policy", and "Insider Trading Policy", respectively.

COMPENSATION COMMITTEE REPORT

The following statement made by the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate such statement by reference.

The Committee reviewed the Compensation Discussion and Analysis with management as required by Item 402(b) of Regulation S-K, as set forth above. Based on this review and the resulting discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Compensation Committee

Jason Papastavrou, Ph.D., Chair

Marlene Colucci, Member

Joli Gross, Member

COMPANIES TABLES

Summary Compensation Table

The following table sets forth information concerning the total compensation earned by our NEOs for the year ended December 31, 2024.

Certain amounts paid to or earned by certain NEOs were paid in British Pounds Sterling. In the tables below, amounts for fiscal year 2024 were converted to U.S. dollars at an exchange rate of approximately £1=$1.277 (the yearly average exchange rate during fiscal year 2024 available on the Internal Revenue Service website).

Executive Officer and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Malcolm Wilson[4] *Chief Executive Officer*	2024	$918,338	$—	$4,436,851	$—	$176,602	$5,531,791
	2023	$827,325	$—	$4,221,221	$1,525,049	$160,067	$6,733,662
	2022	$661,025	$—	$2,964,294	$1,095,854	$130,385	$4,851,558
Baris Oran *Chief Financial Officer*	2024	$644,615	$—	$1,848,745	$—	$24,422	$2,517,782
	2023	$621,923[5]	$—	$2,026,207	$753,554	$27,751	$3,429,435
	2022	$600,000[5]	$—	$3,847,196	$635,280	$62,276	$5,144,752
Richard Cawston *Chief Revenue Officer*	2024	$582,930	$—	$1,985,080	$—	$71,276	$2,639,286
	2023	$526,306	$217,662[6]	$1,688,570	$634,061	$70,850	$3,137,449
Karlis Kirsis *Chief Legal Officer*	2024	$528,899	$—	$1,286,984	$—	$253,987	$2,069,870
	2023	$457,290	$—	$1,416,717	$556,194	$47,906	$2,478,107
	2022	$392,278	$—	$973,070	$510,245	$45,283	$1,920,876
Corinna Refsgaard[7] *Chief Human Resources Officer*	2024	$375,801	$128,339[8]	$812,151	$—	$63,373	$1,379,664

[1] The amounts reflected in this column represent the aggregate grant date fair value of the awards made during 2024 as computed in accordance with FASB ASC Topic 718. The grant date value of PSUs included in this column is based upon the probable outcome at the time of grant, which is at target. See footnote 2 of the "Grants of Plan-Based Awards" table for the maximum value of the PSUs. For additional information related to the measurement of stock-based compensation awards, please see "Notes to Consolidated Financial Statements—Note 14. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2024.

[2] As discussed in the "Executive Compensation Elements and Outcomes for 2024" section, the NEOs mutually agreed with the Committee to reduce the 2024 annual incentive compensation payout pursuant to the company's AIP payout for all NEOs to zero and, due to Mr. Wilson's retirement, reduced his AIP payout to zero based on the terms of his Service Agreement.

[3] The components of "All Other Compensation" for 2024 are detailed in the "All Other Compensation Table".

[4] Mr. Wilson did not receive additional compensation for his service as a director.

[5] Mr. Oran's salary for 2022 and 2023 includes $13,846 and $16,615, respectively, which was inadvertently omitted in prior filings.

[6] The amount reflected in this column for 2023 represents the one-time cash bonus award earned by Mr. Cawston, made prior to his appointment as Chief Revenue Officer, in respect to a new agreement being signed by both GXO and a key customer.

[7] Ms. Refsgaard joined GXO in April 2024.

[8] The amount reflected in this column for 2024 represents the one-time cash bonus awarded to Ms. Refsgaard upon her hire.

We compensate our NEOs pursuant to the terms of their respective offer letter and service agreement, and the information reported in the Summary Compensation Table reflects the terms of such agreements. For more information about our agreements with our NEOs, see the discussion in this Proxy Statement under the heading "Agreements with NEOs and Severance Plan."

All Other Compensation Table

The following table sets forth the amounts included in the "All Other Compensation" column in the "Summary Compensation Table" for our NEOs in 2024.

Executive Officer	Matching Contributions to 401(k) Plan[1]	Pension-Related Payments[2]	Car Allowance[3]	Bank Fees[4]	Short-Term Housing Payments[5]	Commuting Benefits[5]	Relocation[6]	Relocation Gross-up[7]	Total
Malcolm Wilson	$—	$163,372	$13,230	$—	$—	$—	$—	$—	$176,602
Baris Oran	$13,800	$—	$—	$—	$—	$—	$5,700	$4,922	$24,422
Richard Cawston	$—	$58,046	$13,230	$—	$—	$—	$—	$—	$71,276
Karlis Kirsis	$—	$22,843	$13,230	$—	$—	$—	$167,596	$50,318	$253,987
Corinna Refsgaard	$—	$36,325	$8,738	$2,384	$7,336	$8,590	$—	$—	$63,373

[1]   Amount in this column represents the company's contributions to the 401(k) Plan for Mr. Oran. Only amounts contributed directly by Mr. Oran are eligible for matching contributions, and he is eligible for matching contributions on the same basis as all other eligible employees of our company.

[2]   Amounts in this column include the annual pension allowance for Mr. Wilson and Mr. Cawston, and pension top-up payments for Mr. Kirsis and Ms. Refsgaard as outlined in their offer letters.

[3]   Amounts in this column include the car allowance benefits for these executives as outlined in their offer letters and consistent with other senior U.K. employees.

[4]   Amounts in this column include reimbursement for bank fees.

[5]   Amounts in these columns include mobility benefits provided by GXO for Ms. Refsgaard for travel between her home in Copenhagen, Denmark and GXO's London office. These commuting benefits are comprised of hotel expenses ($7,336), flights ($5,393), travel meals ($362) and transportation expenses ($2,835).

[6]   Amounts in this column include reimbursement payments in connection with 2021 expatriate benefits for Mr. Kirsis per his assignment agreement in his prior role under XPO ($162,246) along with the relocation benefits provided by the company as outlined in their offer letters ($5,700 for Mr. Oran and $5,350 for Mr. Kirsis). Ms. Refsgaard is eligible for this service for the 2024 tax year and those expenses are expected to be incurred in 2025.

[7]   Amounts in this column reflect the tax gross-ups provided in respect to the relocation benefits provided by the company. Ms. Refsgaard is eligible for this service for the 2024 tax year and those expenses are expected to be incurred in 2025.

Grants of Plan-Based Awards

The following table sets forth additional details regarding grants of equity and non-equity plan-based awards. Additional information relevant to the equity awards shown in this table is included under the heading "Outstanding Equity Awards at Fiscal Year-End."

Executive Officer	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards[4]
Malcolm Wilson	—	Cash Bonus	$770,000	$1,540,000	$3,080,000	—	—	—	—	—
	3/7/2024	RSU	—	—	—	—	—	—	27,087	$1,350,016
	3/7/2024[5]	PSU	—	—	—	31,602	63,203	126,406	—	$3,086,835
Baris Oran	—	Cash Bonus	$357,500	$715,000	$1,430,000	—	—	—	—	—
	3/7/2024	RSU	—	—	—	—	—	—	11,287	$562,544
	3/7/2024[5]	PSU	—	—	—	13,168	26,335	52,670	—	$1,286,201
Richard Cawston	—	Cash Bonus	$310,750	$621,500	$1,243,000	—	—	—	—	—
	3/7/2024	RSU	—	—	—	—	—	—	15,049	$750,042
	3/7/2024[5]	PSU	—	—	—	7,525	15,049	30,098	—	$734,993
	3/7/2024[6]	PSU	—	—	—	5,017	10,033	20,066	—	$500,045
Karlis Kirsis	—	Cash Bonus	$257,500	$515,000	$1,030,000	—	—	—	—	—
	3/7/2024	RSU	—	—	—	—	—	—	13,042	$650,013
	3/7/2024[5]	PSU	—	—	—	6,521	13,042	26,084	—	$636,971
Corinna Refsgaard	—	Cash Bonus	$187,949	$375,899	$751,798	—	—	—	—	—
	—	Cash Bonus[7]	$128,339	$128,339	$128,339	—	—	—	—	—
	4/8/2024	RSU	—	—	—	—	—	—	8,026	$420,161
	4/8/2024[5]	PSU	—	—	—	4,013	8,026	16,052	—	$391,990

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2024. Upon the spin-off of GXO from XPO (the "Spin-Off"), outstanding awards held by GXO employees, including the NEOs, were converted in accordance with the employee matters agreement. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Spin-Off when compared to the aggregate intrinsic value immediately prior to the Spin-Off. Such adjusted awards are otherwise subject to the same terms and conditions that applied to the original XPO award immediately prior to the Spin-Off.

| | Option Awards | | | | Stock Awards | | | |
| | | | | | | | Equity Incentive Plan Awards | |
Executive Officer	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable(#)[1]	Option Exercise Price($)[2]	Option Expiration Date[3]	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested($)[5]	Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)[6]	Market of Payment Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[5]
Malcolm Wilson	118,744[7]	145,134[7]	$64.91	6/7/2031	79,721	$3,467,864	115,536	$5,025,816
Baris Oran	98,953[8]	120,945[8]	$65.60	5/17/2031	52,151	$2,268,569	51,455	$2,238,293
Richard Cawston	74,216[9]	90,707[9]	$64.91	6/7/2031	38,653	$1,681,406	46,016	$2,001,696
Karlis Kirsis	19,791[10]	24,188[10]	$64.13	7/15/2031	34,468	$1,499,358	26,001	$1,131,044
Corinna Refsgaard	—	—	$—	—	8,026	$349,131	8,026	$349,131

Note: Vesting of all outstanding equity awards is subject to continued employment by the NEO on the applicable vesting date, subject to certain exceptions in connection with a termination of employment.

(1) For 12 months following the vesting date, shares issued upon the exercise of stock options are subject to a lock-up on sales, offers, pledges, contracts to sell, grants of any option, right or warrant to purchase or other transfers or dispositions.

(2) Options were awarded by the Committee, and the exercise price is equal to the closing price of the company's common stock on the day the awards were granted, subject to the conversion methodology as previously described.

(3) Options awarded by the Committee expire 10 years after the grant date.

(4) RSUs and earned PSUs vest subject to the individual terms of each award agreement as follows:

- RSUs granted in March 2021 to Mr. Wilson for 3,503 shares, Mr. Cawston for 2,335 shares and Mr. Kirsis for 1,634 shares vest on March 10, 2025.

- RSUs granted in March 2022 to Mr. Wilson for 7,500 shares, Mr. Oran for 3,750 shares, Mr. Cawston for 3,375 shares and Mr. Kirsis for 4,167 shares vest in two equal annual installments on April 1, 2025 and April 1, 2026.

- RSUs granted in March 2022 to Mr. Oran for 12,500 shares vest on April 1, 2025.

- PSUs granted in March 2022 to Mr. Wilson for 24,809 shares, Mr. Oran for 16,540 shares, Mr. Cawston for 11,165 shares and Mr. Kirsis for 5,906 shares vest in full on January 15, 2026. The performance period for the 2022 PSUs ended on December 31, 2024 and were certified by the Committee on March 6, 2025. The actual quantity of the 2022 PSUs that will vest is reflected in this column.

- RSUs granted in March 2023 to Mr. Wilson for 16,822 shares, Mr. Oran for 8,074 shares, Mr. Cawston for 6,729 shares and Mr. Kirsis for 9,719 shares vest in three equal annual installments on March 7, 2025, March 7, 2026, and March 7, 2027.

- RSUs granted in March 2024 to Mr. Wilson for 27,087 shares, Mr. Oran for 11,287 shares, Mr. Cawston for 15,049 shares and Mr. Kirsis for 13,042 shares vest in three equal annual installments on March 7, 2025, March 7, 2026, and March 7, 2027.

- RSUs granted in April 2024 to Ms. Refsgaard for 8,026 shares vest in three equal annual installments on April 8, 2025, April 8, 2026, and April 8, 2027.

(5) The values reflected in this column were calculated using $43.50, the closing price of the company's common stock on the NYSE on December 31, 2024, the last trading day of our fiscal year 2024.

(6) The quantity of PSUs in this column generally reflects gross shares if actual performance meets target goal. See "Compensation Discussion and Analysis – 2024 LTI Design" for additional details on 2024 PSU design. In aggregate, the forecasted goal achievement of the 2023 PSUs, 2024 PSUs and 2024 Special PSUs exceeded threshold performance and, as a result, the table reflects target performance value.

(7) On June 7, 2022, Mr. Wilson vested in 26,387 stock options representing 10% of the original 263,878 stock options granted. On June 7, 2023, Mr. Wilson vested in 39,581 stock options representing 15% of the original stock options granted. On June 7, 2024, Mr. Wilson vested in 52,776 stock options, representing 20% of the original stock options granted. The remaining unvested options vest on the following schedule: (1) 25% of the original grant quantity on the fourth anniversary of the grant date and (2) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was June 7, 2021.

(8) On May 17, 2022, Mr. Oran vested in 21,989 stock options representing 10% of the original 219,898 stock options granted. On May 17, 2023, Mr. Oran vested in 32,984 stock options representing 15% of the original stock options granted. On May 17, 2024, Mr. Oran vested in 43,980 stock options representing 20% of the original stock options granted. The remaining unvested options vest on the following schedule: (1) 25% of the original grant quantity on the fourth anniversary of the grant date and (2) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was May 17, 2021.

(9) On June 7, 2022, Mr. Cawston vested in 16,493 stock options representing 10% of the original 164,923 stock options granted. On June 7, 2023, Mr. Cawston vested in 24,739 stock options representing 15% of the original stock options granted. On June 7, 2024, Mr. Cawston vested in 32,984 stock options representing 20% of the original stock options granted. The remaining unvested options vest on the following schedule: (1) 25% of the original grant quantity on the fourth anniversary of the grant date and (2) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was June 7, 2021.

(10) On July 15, 2022, Mr. Kirsis vested in 4,398 stock options representing 10% of the original 43,979 stock options granted. On July 15, 2023, Mr. Kirsis vested in 6,597 stock options representing 15% of the original stock options granted. On July 15, 2024, Mr. Kirsis vested in 8,796 stock options representing 20% of the original stock options granted. The remaining unvested options vest on the following schedule: (1) 25% of the original grant quantity on the fourth anniversary of the grant date and (2) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was July 15, 2021.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested for our NEOs during 2024.

Executive Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Malcolm Wilson	—	$—	12,860	$653,625
Baris Oran	—	$—	17,067	$907,077
Richard Cawston	—	$—	6,266	$317,510
Karlis Kirsis	—	$—	6,959	$354,084
Corinna Refsgaard	—	$—	—	$—

(1) The values reflected in this column were calculated by multiplying the number of shares that vested in 2024 by the company's common stock price on the NYSE on the applicable vesting date.

© 2025 GXO Logistics, Inc.

Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts of compensation that would be due to Mr. Wilson, Mr. Oran, Mr. Cawston, Mr. Kirsis and Ms. Refsgaard pursuant to their respective offer letter, confidential information protection agreement and service agreement, as applicable, and our Severance Plan upon the termination events as summarized below, as if each such event had occurred on December 31, 2024. The amounts shown below are estimates of the payments that each NEO would receive in certain instances. The actual amounts payable will be determined only upon the actual occurrence of any such event. As noted in "Agreements with NEOs and Severance Plan", GXO Logistics UK Limited and Mr. Wilson, entered into a Settlement Agreement on February 17, 2025. The table below does not reflect the amounts outlined in this Settlement Agreement but a summary of the payments that may be payable pursuant to the terms of the Settlement Agreement are summarized in "Agreements with NEOs and Severance Plan."

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this Proxy Statement under the heading "Agreements with NEOs and Severance Plan."

	Malcolm Wilson	Baris Oran	Richard Cawston	Karlis Kirsis	Corinna Refsgaard
Termination without Cause:					
Cash severance[1][2]	$2,860,000	$1,690,000 [3]	$1,186,500	$1,030,000	$875,899
Acceleration of equity-based awards[4][5]	$4,025,142	$2,397,155	$1,762,098	$1,170,759	$172,304
Continuation of medical/dental benefits[6]	$2,150	$24,060	$1,770	$1,434	$12,528
Total	**$6,887,292**	**$4,111,215**	**$2,950,368**	**$2,202,193**	**$1,060,731**
Voluntary Termination:					
Cash severance[1][7]	$880,000	$—	$565,000	$515,000	$250,000
Acceleration of equity-based awards[4][5]	$—	$—	$—	$—	$—
Continuation of medical/dental benefits	$—	$—	$—	$—	$—
Total	**$880,000**	**$—**	**$565,000**	**$515,000**	**$250,000**
Termination for Cause:					
Cash severance	$—	$—	$—	$—	$—
Acceleration of equity-based awards	$—	$—	$—	$—	$—
Continuation of medical/dental benefits	$—	$—	$—	$—	$—
Total	**$—**	**$—**	**$—**	**$—**	**$—**
Disability:					
Cash severance	$—	$—	$—	$—	$—
Acceleration of equity-based awards[4][5]	$3,859,799	$2,397,155	$1,651,869	$1,093,590	$172,304
Continuation of medical/dental benefits	$—	$—	$—	$—	$—
Total	**$3,859,799**	**$2,397,155**	**$1,651,869**	**$1,093,590**	**$172,304**
Death:					
Cash severance	$—	$—	$—	$—	$—
Acceleration of equity-based awards[4][5]	$8,493,680	$4,506,861	$3,683,102	$2,630,402	$698,262
Continuation of medical/dental benefits	$—	$—	$—	$—	$—
Total	**$8,493,680**	**$4,506,861**	**$3,683,102**	**$2,630,402**	**$698,262**
Change of Control and No Termination:					
Cash severance	$—	$—	$—	$—	$—
Acceleration of equity-based awards	$—	$—	$—	$—	$—
Continuation of medical/dental benefits	$—	$—	$—	$—	$—
Total	**$—**	**$—**	**$—**	**$—**	**$—**
Change of Control and Termination without Cause or for Good Reason:					
Cash severance[1][9]	$7,590,000	$3,445,000	$2,994,500	$2,575,000	$2,127,697
Acceleration of equity-based awards[4][5][8]	$8,493,680	$4,506,861	$3,683,102	$2,630,402	$698,262
Continuation of medical/dental benefits[6]	$2,150	$24,060	$1,770	$1,434	$12,528
Total	**$16,085,830**	**$7,975,921**	**$6,679,372**	**$5,206,836**	**$2,838,487**

(1) Amounts shown do not include any payments for accrued and unpaid salary, bonuses or vacation.

(2) In the event of a termination by our company without Cause, cash severance payable to the NEO under the Severance Plan will be reduced, dollar for dollar, by other income earned by such NEO and offset by the amount and/or value of any severance benefits, compensation and benefits provided during any notice period, pay in lieu of notice, mandated termination indemnities or similar benefits that the applicable NEO may separately be entitled to receive from the company or any affiliate based on any employment agreement, confidential information protection agreement or other contractual obligation or statutory scheme. In the event of a termination by our company without Cause, the cash severance payable to Mr. Wilson, Mr. Cawston, Mr. Kirsis and Ms. Refsgaard under the Severance Plan is greater than the amount and value of pay in lieu of notice under the respective NEO's U.K. service agreement. Under the non-duplication provisions within the Severance Plan, any payment of salary during the notice period and/or payment in lieu of notice would be offset against the payments payable to Mr. Wilson, Mr. Cawston, Mr. Kirsis and Ms. Refsgaard under the plan. As such, the calculations of cash severance pay for Mr. Wilson, Mr. Cawston, Mr. Kirsis and Ms. Refsgaard in the above table reflect the respective NEO's maximum cash severance payable under the Severance Plan, using the respective NEO's base salary effective as of December 31, 2024, plus a pro rata portion of the applicable NEO's target bonus for the year in which termination occurs. The target bonus for Ms. Refsgaard in 2024 is based on a new hire salary proration, as Ms. Refsgaard joined GXO on April 8, 2024. In the event of a termination by our company without Cause, Mr. Oran will be entitled to the greater of the cash severance payable under the Severance Plan or the cash severance payable under his confidential information protection agreement. The calculations of severance pay for Mr. Oran in the above table reflect his maximum cash severance payable under the respective confidential information protection agreement, using his base salary effective as of December 31, 2024, plus a pro rata portion of his award under the AIP for the year in which termination occurs, payable during the 18-month post-termination non-compete period.

(3) Our company has the right to extend the period during which Mr. Oran is bound by the non-competition covenant in his confidential information protection agreement for up to 12 additional months, which would extend the non-compete period from 18 months to up to 30 months following termination. During each six-month period the non-compete is extended, Mr. Oran, as applicable, would be entitled to receive cash compensation equal to his monthly base salary as in effect on the date his or her employment terminated, plus an amount equal to 50% of his target bonus amount under the AIP for the year in which termination occurs. Fully extending the non-compete provision would increase the amounts shown as "Cash Severance" by up to $1,365,000 for Mr. Oran. These amounts assume the company fully extended the non-compete periods.

(4) The values reflected in this column were calculated using $43.50, the closing price of the company's common stock on the NYSE on December 31, 2024, the last trading day of our fiscal year 2024.

(5) Certain RSUs and PSUs granted under the company's 2021 Omnibus Incentive Compensation Plan and awards that GXO assumed in connection with the Spin-Off, provide for pro-rata vesting in connection with certain terminations of employment. Additionally, in cases of a Change of Control, awards accelerate only if they are not assumed or substituted, or there is an involuntary termination or termination for Good Reason. The numbers in the table assume there is no assumption or substitution.

(6) The amounts of continued medical and dental benefits shown in the table for Mr. Wilson, Mr. Cawston, Mr. Kirsis and Ms. Refsgaard reflect payment under the Severance Plan of a lump sum amount to the applicable NEO in lieu of the per annum costs for the company or its affiliate to provide health benefits for the applicable NEO pursuant to applicable law. The amounts were converted to U.S. dollars at an exchange rate of approximately £1=$1.277 (the yearly average exchange rate during fiscal year 2024 available on the Internal Revenue Service website). The amounts of continued medical and dental benefits shown in the table for Mr. Oran i) have been calculated based upon our current actual costs of providing the benefits through COBRA and (ii) have not been discounted for the time value of money. In the event of a termination without Cause, continued medical and dental benefits for Mr. Oran would cease when he commences employment with a new employer.

(7) In the event of a resignation by either Mr. Wilson, Mr. Cawston, Mr. Kirsis or Ms. Refsgaard, the amounts shown assume they receive full pay in lieu of notice under the respective NEO's U.K. service agreement or they receive the money as a monthly payment of salary because they either work out their notice period or they are placed on garden leave for the notice period. If the NEO resigns, the NEO and the company will most likely agree to a shorter notice period, reducing the amount of money that would have to be paid to the NEO. As noted in "Agreements with NEOs and Severance Plan", GXO Logistics UK Limited and Mr. Wilson, entered into a Settlement Agreement on February 17, 2025. The table does not reflect the amounts outlined in this Settlement Agreement but a summary of the payments that may be payable pursuant to the terms of the Settlement Agreement are summarized in "Agreements with NEOs and Severance Plan."

(8) The XPO stock options that GXO assumed in connection with the Spin-Off that Messrs. Wilson, Oran, Cawston and Kirsis received in connection with their offer letters accelerate upon an involuntary termination or termination for Good Reason following a Change of Control.

(9) Pursuant to the Severance Plan discussed below, in the event of a termination without Cause or by the NEO for Good Reason upon or within two (2) years of a "change in control" (as defined in the Severance Plan), the applicable NEO (other than Mr. Wilson) will receive a lump sum cash severance payment equal to two times the sum of the NEO's annual base salary and target annual bonus plus a pro-rata portion of the applicable NEO's target bonus, and Mr. Wilson will receive two and one-half times the sum of his annual base salary and target annual bonus, plus a pro-rata portion of his target bonus. The amount noted for Ms. Refsgaard reflects proration of both the target annual bonus and the pro-rata portion of her target bonus, as Ms. Refsgaard joined GXO on April 8, 2024. As noted in "Agreements with NEOs and Severance Plan", GXO Logistics UK Limited and Mr. Wilson, entered into a Settlement Agreement on February 17, 2025. The table does not reflect the amounts outlined in this Settlement Agreement but a summary of the payments that may be payable pursuant to the terms of the Settlement Agreement are summarized in "Agreements with NEOs and Severance Plan."

CEO PAY RATIO DISCLOSURE

As required by Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO to the compensation of our median employee. The pay ratio and annual total compensation amount disclosed in this section are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

Identifying the Median Employee

We have identified our median employee using our world-wide employee population as of October 31, 2024, and measuring compensation based on total pay actually received over the period November 1, 2023, to October 31, 2024. In 2021 we selected December 31, 2021 as the date on which to determine our median employee. We changed the determination date in fiscal year 2024 for internal administrative reasons. As permitted by SEC rules, we calculated the 2024 pay ratio set forth below using the below methodology.

- The median employee was identified by calculating the 2024 cash compensation for the population of 86,088 employees excluding the CEO. For this purpose, cash compensation included all earnings paid to each employee during the calendar year, including base salary and wages, bonuses, commissions, overtime and holiday or PTO pay. Compensation was converted into U.S. dollars using the average currency conversion rates during October 2024.
- As of October 31, 2024, GXO had 86,088 employees globally, including 21,506 U.S. employees and 64,582 non-U.S. employees. In determining the identity of our median employee, no employees were excluded. This employee group included full-time, part-time and seasonal employees.

Annual Compensation of Median Employee using Summary Compensation Table Methodology

After identifying the median employee as described above, we calculated annual total compensation for this employee using the same methodology we used for our CEO in the 2024 Summary Compensation Table. This compensation calculation includes, where applicable, base salary and wages, bonuses, commissions, overtime, holiday or PTO pay, equity awards and employer-paid retirement contributions. The compensation for our median employee was $39,444 and the compensation for our CEO was $5,531,791.

2024 Pay Ratio

Based on the above information, we reasonably estimate that for 2024 our CEO's annual total compensation was 140 times that of the median of the annual total compensation of all our employees excluding the CEO. The pay ratio reported by other companies may not be comparable to the pay ratio reported above, due to variances in business mix, proportion of seasonal and part-time employees and distribution of employees across geographies.

PAY VERSUS PERFORMANCE DISCLOSURE

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation "actually paid" (referred to as "Compensation Actually Paid" or the "CAP Amounts") to the Chief Executive Officer ("CEO") and the Other Named Executive Officers ("Other NEOs") and the financial performance of the company. Compensation Actually Paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For a discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the "Compensation Discussion and Analysis" disclosure of this Proxy Statement.

The financial performance measures included in the table below are the company's total shareholder return ("TSR"), peer groups' TSR, based on the S&P 500 Technology Index and the S&P 500 Transportation Index (as disclosed under Item 201(e) of Regulation S-K), and the company's GAAP Net Income. Adjusted EBITDA was identified by the company as the most important financial measure used to link Compensation Actually Paid to company performance for the most recent fiscal year.

					Value of Initial Fixed $100 Investment Based on:				
Fiscal Year	Summary Compensation Table Total to CEO[1]	Compensation Actually Paid to CEO[1][2]	Average Summary Compensation Table Total to Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[1][2]	GXO Total Shareholder Return[3]	Peer Group Total Shareholder Return[3][4]	Peer Group Total Shareholder Return[3][5]	GAAP Net Income ($M)	Adjusted EBITDA ($M)[6]
2024	$5,531,791	($436,193)	$2,151,651	$3,927	$68.97	$176.94	$102.62	$138	$815
2023	$6,733,662	$11,859,635	$2,325,357[7]	$4,188,777[7]	$96.97	$129.52	$102.32	$233	$741
2022	$4,851,558	($9,395,561)	$2,507,302[7]	($1,111,379)[7]	$67.69	$82.06	$90.89	$200	$728
2021	$10,176,933	$19,626,392	$3,347,045	$5,218,189	$144.01[8]	$114.28[8]	$111.02[8]	$161[8]	$611[8]

[1] The CEO was Malcolm Wilson for all years in the table. The Other NEOs were inclusive of Baris Oran, Karlis Kirsis, Maryclaire Hammond and Elizabeth Fogarty for 2021 and 2022 and additionally inclusive of Richard Cawston in 2023. For 2024, the Other NEOs were inclusive of Baris Oran, Richard Cawston, Karlis Kirsis and Corinna Refsgaard. Amounts presented are averages for the entire group of Other NEOs in each respective year they were NEOs.

(2) The following tables describe the adjustments to calculate the CAP Amounts from the Summary Compensation Table Amounts ("SCT Amounts") for fiscal year 2024. Pursuant to the applicable rules, the amounts in the "Stock Awards" column from the Summary Compensation Table are subtracted from the SCT Amounts and the values reflected in the table below are added or subtracted as applicable. The fair value of equity awards was computed in accordance with the company's methodology used for financial reporting purposes.

	CEO[1]			
Prior FYE **Current FYE** **Fiscal Year**	**12/31/2023** **12/31/2024** **2024**	**12/31/2022** **12/31/2023** **2023**	**12/31/2021** **12/31/2022** **2022[9]**	**12/31/2020** **12/31/2021** **2021[9]**
Summary Compensation Table Total	$5,531,791	$6,733,662	$4,851,558	$10,176,933
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($4,436,851)	($4,221,221)	($2,964,294)	($6,746,322)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$3,879,275	$5,641,348	$1,323,040	$12,250,385
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($4,893,176)	$717,897	($2,242,230)	$120,827
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$—	$—	$—	$—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	($517,232)	$2,987,949	($10,363,633)	$3,824,569
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$—	$—	$—	$—
Compensation Actually Paid	**($436,193)**	**$11,859,635**	**($9,395,561)**	**$19,626,392**

	Other NEOs[1]			
Prior FYE **Current FYE** **Fiscal Year**	**12/31/2023** **12/31/2024** **2024**	**12/31/2022** **12/31/2023** **2023**	**12/31/2021** **12/31/2022** **2022[9]**	**12/31/2020** **12/31/2021** **2021[9]**
Summary Compensation Table Total	$2,151,651	$2,325,357	$2,507,302	$3,347,045
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($1,483,240)	($1,276,956)	($1,545,641)	($1,972,681)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$1,268,948	$1,690,157	$767,803	$3,497,007
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($1,720,524)	$292,963	($418,447)	$23,468
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$—	$—	$—	$—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	($212,907)	$1,157,256	($2,422,397)	$323,350
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$—	$—	$—	$—
Compensation Actually Paid	**$3,927**	**$4,188,777**	**($1,111,379)**	**$5,218,189**

(3) TSR, in the case of both the company and the peer groups, for fiscal year 2021 reflects the cumulative return of $100 as if invested on August 2, 2021, the date of the Spin-Off, through the end of the 2021 fiscal year and assumes the reinvestment of dividends. TSR for 2022, 2023 and 2024 reflects the cumulative return of $100 as if invested from August 2, 2021 through the end of each fiscal year and assumes the reinvestment of dividends.

(4) The peer group used is the S&P 500 Technology Index.

(5) The peer group used is the S&P 500 Transportation Index.

(6) See Annex A for reconciliations of non-GAAP financial measures.

(7) The salaries for two of our 2022 and 2023 Other NEOs have been amended to include the following amounts, which were inadvertently omitted in prior filings: Mr. Oran - $13,846 and $16,615, respectively, and Mr. Fogarty - $9,231 and $11,077, respectively.

(8) Reflects the full year 2021, including periods prior to the Spin-Off.

(9) Stock award values in reporting years 2021 and 2022 were amended from previous Proxy Statement disclosures to reflect the revision in stock option fair value methodology consistent with SEC CD&I 128D.21. Additionally, the 2021 reporting year stock award values were amended from previous Proxy Statement disclosures to consider the stock award values for the full year consistent with SEC CD&I 128D.14, including the period prior to our Spin-Off from XPO.

Relationship Between Compensation Actually Paid and Performance Measures

The following graphs describe the relationships between the CAP Amounts (as calculated above) for our CEO and Other NEOs as compared to our TSR, GAAP Net Income and Adjusted EBITDA. In addition, the first chart below compares our cumulative TSR and peer group cumulative TSR for the indicated years.





© 2025 **GXO Logistics**, Inc.



Most Important Financial Performance Measures

The following is a list of the most important financial performance measures used by the company to link compensation actually paid to the NEOs and company performance for the fiscal year ended December 31, 2024.

Financial Performance Measures[1]
Adjusted EBITDA
Free Cash Flow
Organic Revenue
Net New Business

[1]   See "Non-GAAP Financial Measures" in Annex A for additional information.

AGREEMENTS WITH NEOS AND SEVERANCE PLAN

We have offer letters and service agreements with each of the NEOs, and adopted the GXO Logistics, Inc. Severance Plan (the "Severance Plan"). The material terms of these letters, service agreements and the Severance Plan are described below.

Special Note Regarding the Spin-Off

As of the Spin-Off date, to the extent applicable, GXO assumed the offer letters and service agreements for Messrs. Wilson, Oran, Cawston, and Kirsis. Upon the Spin-Off, outstanding awards held by GXO employees, including the NEOs, were converted in accordance with the employee matters agreement between GXO and XPO. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Spin-Off when compared to the aggregate intrinsic value immediately prior to the Spin-Off. Such adjusted awards are otherwise subject to the same terms and conditions that applied to the original XPO award immediately prior to the Spin-Off.

Offer Letter, Service Agreement and Settlement Agreement with Chief Executive Officer

The offer letter and service agreement with Malcolm Wilson provide for Mr. Wilson to serve as Chief Executive Officer of GXO and to receive an annual compensation package consisting of a base salary of £468,000, a target annual bonus award of 115% of base salary, an annual equity award consisting of 30% RSUs and 70% PSUs with a total target value of $850,000 for the 2021 performance year and a pension allowance equal to 17.79% of base salary. In addition, the offer letter and service agreement provide for an XPO equity award of 120,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Wilson's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off as described above under "Special Note Regarding the Spin-Off." Mr. Wilson's base salary is subject to annual review and adjustment by the Committee. Mr. Wilson's annual base salary was $880,000, effective April 1, 2024.

As previously noted, Mr. Wilson will retire as CEO and director of GXO in 2025. As a part of this transition, on February 17, 2025, Mr. Wilson entered into a Settlement Agreement with GXO Logistics UK Limited, which provides certain payments and benefits on termination (subject to certain conditions including Mr. Wilson's execution of a waiver and release of claims). In recognition of Mr. Wilson's significant contributions to GXO's success and his continuing leadership as CEO while the company searches for a successor, the Committee determined to treat his retirement for purposes of his service agreement, GXO's Severance Plan, and pro-rata vesting of his outstanding LTI awards as an involuntary termination without cause. Additionally, the company secured a longer, 3-year non-compete covenant by Mr. Wilson (in contrast to the 12-month non-compete provided in his Service Agreement), in exchange for certain additional payments to Mr. Wilson, as set forth in the settlement agreement.

Pursuant to Mr. Wilson's Settlement Agreement, upon Mr. Wilson's termination of employment (which will occur on the earlier of (i) a date chosen at GXO's discretion (not earlier than August 15, 2025) or (ii) December 3, 2025 (provided that, (a) GXO reserves the right to place Mr. Wilson on garden leave at any time, in its sole discretion and (b) Mr. Wilson will receive his base salary, pension and car allowance through December 3, 2025 as pay in lieu of notice if the ultimate final date of employment is before December 3, 2025)), in addition to accrued but unpaid benefits and compensation: (i) Mr. Wilson will receive (x) all severance payments due to Mr. Wilson under GXO's Severance Plan upon an involuntary termination without cause (totaling $2,860,000), and (y) additional payments totaling $3,000,000 that will generally be paid in equal quarterly installments in arrears over a period of three years (the "ex gratia and non-compete payments"), subject to Mr. Wilson's not having competed with GXO or any of its subsidiaries or affiliates prior to each such payment date and a clawback of all payments (on an after-tax basis) made within the preceding 12 months if Mr. Wilson violates the non-compete; (ii) Mr. Wilson's time-vested RSUs and PSUs (to the extent earned based on actual performance) will be subject to pro-rated vesting through his termination date in accordance with their terms and (iii) GXO will consider Mr. Wilson for a pro-rated bonus in recognition of a successful transition period. Mr. Wilson's Settlement Agreement also provides that a number of shares of GXO common stock received upon settlement of such PSU and RSU awards with an aggregate value of $1,000,000 will be subject to a lock-up on sales, offers, pledges, as well as any other transfers or dispositions, directly or indirectly, through December 3, 2026.

The Committee determined that the payments under the Severance Plan, the ex gratia and non-compete payments and pro-rata vesting for the applicable RSUs and PSUs were appropriate due to Mr. Wilson's long and successful tenure with the company and its legacy parent, continued engagement as CEO without unnecessary distraction, assistance with the selection of a new CEO, continued leadership and support during this transition for GXO, and agreement to extend the post-termination non-compete period from 12 months to three years. Per Mr. Wilson's Service Agreement and the Settlement Agreement, he will not receive any further equity or long-term incentive awards following December 3, 2024.

Offer Letter with Chief Financial Officer

The offer letter with Baris Oran provides for Mr. Oran to serve as Chief Financial Officer of GXO and to receive an annual compensation package consisting of a base salary of not less than $600,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 30% RSUs and 70% PSUs with a total target value of $800,000 for the 2021 performance year. In addition, the offer letter provides for an XPO equity award of 100,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Oran's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Mr. Oran's base salary is subject to annual review and adjustment by the Committee. Mr. Oran's annual base salary was $650,000, effective April 1, 2024.

Offer Letter and Service Agreement with Chief Revenue Officer

The offer letter and service agreement with Richard Cawston provide for Mr. Cawston to serve as the President - Europe and to receive an annual compensation package consisting of a base salary of not less than £310,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 30% RSUs and 70% PSUs with a total target value of $600,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 75,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Cawston's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." In December 2023, Mr. Cawston assumed the newly-created role of Chief Revenue Officer and President of Europe. Mr. Cawston's base salary is subject to annual review and adjustment by the Committee. Mr. Cawston's annual base salary was $565,000, effective April 1, 2024. Mr. Cawston's annual equity award consists of 50% RSUs and 50% PSUs, effective March 7, 2024, with a total target value of $1,500,000 for the 2024 performance year.

Offer Letter and Service Agreement with Chief Legal Officer

The offer letter and service agreement with Karlis Kirsis provide for Mr. Kirsis to serve as the Chief Legal Officer and to receive an annual compensation package consisting of a base salary of not less than £310,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 50% RSUs and 50% PSUs with a total target value of $350,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 20,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Kirsis' continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Mr. Kirsis also entered into a U.K. pension top-up agreement with XPO in connection with his role with GXO following the Spin-Off, which states that XPO will provide a top-up to his pension account of 4% of base salary, subject to his individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact). Mr. Kirsis' base salary is subject to annual review and adjustment by the Committee. Mr. Kirsis' annual base salary was $515,000, effective April 1, 2024.

Offer Letter and Service Agreement with Chief Human Resources Officer

The offer letter and service agreement with Ms. Refsgaard provide for Ms. Refsgaard to serve as the Chief Human Resources Officer of GXO and to receive an annual compensation package consisting of a base salary of not less than £402,000, a target annual bonus award of 100% of base salary, car allowance of £9,360, certain tax advisory services, and certain commuting benefits with respect to her travel between her home in Denmark and the GXO office's in London. Ms. Refsgaard is also eligible for an annual LTI award. Additionally, as part of Ms. Refsgaard's hire, Ms. Refsgaard was paid a sign-on bonus of £100,500, and received a 2024 LTI award consisting of 50% RSUs and 50% PSUs. Ms. Refsgaard also entered into a U.K. pension top-up agreement in connection with her role with GXO, which states that GXO will provide a top-up to her pension account of 4% of base salary, subject to her individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact). Ms. Refsgaard's annual base salary was $500,000, effective April 8, 2024.

GXO Severance Plan

In connection with the Spin-Off, GXO adopted a severance plan. The eligible participants under the Severance Plan include the NEOs and our other executive officers and key members of executive management.

Pursuant to the Severance Plan, any GXO executive officer whose employment is terminated without Cause at any time other than within the two years following a "change in control" (as such terms are defined in the Severance Plan) of GXO would be entitled to receive (subject to the officer's execution of a release of claims in favor of GXO and continuing compliance with the officer's confidential information protection agreement that includes restrictive covenants relating to confidentiality, ownership of intellectual property, non-hire and non-solicitation of employees, non-solicitation of customers, non-competition and non-disparagement):

- continuation of annual base salary for 18 months (for the Chief Executive Officer) or 12 months (for other executive officers);
- a prorated target annual bonus for the year of termination (the "Prorated Bonus"); and
- up to 18 months (for the Chief Executive Officer) or 12 months (for other executive officers) of healthcare benefit coverage continuation at the active employee rate for healthcare benefit coverage or a cash payment in lieu thereof (the "Healthcare Benefit").

Pursuant to the Severance Plan, any GXO executive officer whose employment is terminated without Cause or who resigns for Good Reason on or within the two years following a "change in control" (as such terms are defined in the Severance Plan) of GXO, would be entitled to receive (subject to the officer's execution of a release of claims in favor of GXO and continuing compliance with the officer's confidential information protection agreement, service agreement or other similar contractual obligations):

- a lump sum cash severance payment equal to two and one-half times (for the Chief Executive Officer) and two times (for other executive officers) the sum of (a) the officer's annual base salary and (b) the officer's target annual bonus;
- the Prorated Bonus; and
- the Healthcare Benefit.

The Severance Plan provides that in the event that the payments and benefits to a NEO in connection with a change in control, whether pursuant to the Severance Plan or otherwise, are subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the IRS Code, then the officer will either receive all such payments and benefits and pay the excise tax or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.

Cash severance payable to the executive officer under the Severance Plan will be reduced, dollar for dollar, by other income earned by such executive officer and offset by the amount and/or value of any severance benefits, compensation and benefits provided during any notice period, pay in lieu of notice, mandated termination indemnities or similar benefits that the applicable executive officer may separately be entitled to receive from the company or any affiliate based on any employment agreement or other contractual obligation or statutory requirement in respect of the applicable termination of employment, including pursuant to the GXO confidential information protection agreement, as applicable, which provides for minimum payments of the GXO executive officer's base salary, plus a pro rata portion of the applicable executive officer's award under the AIP for the year in which termination occurs, for 18 months following termination if the executive officer is terminated without cause.

Clawbacks

Under certain agreements with the NEOs, the applicable NEO is subject to certain long-term incentive compensation clawback provisions in the event of: (1) a breach of the restrictive covenants, (2) termination of his or her employment by our company for cause or (3) his or her engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates.

Furthermore, under certain agreements with the NEOs, the applicable NEO is subject to certain annual bonus forfeiture and clawback provisions in the event that the applicable NEO engages in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to our company.

In addition, in the event that the applicable NEO breaches any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company his or her severance payments.

In certain circumstances, the triggering event must have occurred within a certain period for us to be able to cause the forfeiture or clawback of the equity-based awards, annual bonus or severance payments.

Each NEO shall also be subject to any other clawback policy of the company as may be in effect from time to time or any clawback as may be required by applicable law. See "Our Executive Compensation Governance Framework" section for further details regarding our clawback policy.

Restrictive Covenants

Under the NEO service agreements and confidential information protection agreements, as applicable, the applicable NEO is generally subject to the following restrictive covenants: employee and customer non-solicitation during employment and for a period of one year thereafter; confidentiality and non-disparagement during employment and thereafter; and non-competition during employment and for a minimum period of one year thereafter. In addition, under the confidential information protection agreements for Mr. Oran, our company has the right to extend the non-competition covenant up to 12 additional months, which would extend the non-compete period from 18 months to up to 30 months following termination. During each six-month period the non-compete is extended, Mr. Oran, as applicable, would be entitled to receive cash compensation equal to his monthly base salary in effect on the date of termination, plus an amount equal to 50% of the target bonus amount under the AIP for the year in which termination occurs.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2024, with respect to the company's compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,731,118	$64.67	6,864,949
Equity compensation plans not approved by security holders	—	—	—
Total	**2,731,118**	**$64.67**	**6,864,949**

[1] Represents 1,379,074 RSUs, 457,329 PSUs and 894,715 options outstanding.

[2] The weighted average exercise price is based solely on the 894,715 outstanding options.

© 2025 **GXO Logistics**, Inc.

AUDIT-RELATED MATTERS

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee ("we" in this Audit Committee Report) currently consists of Mr. Shaffer (chair), Ms. Ashe, Ms. Chatfield and Mr. Fassler.

The Board of Directors has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under the Securities and Exchange Commission ("SEC") rules, the listing standards of NYSE, our Audit Committee charter and the independence standards set forth in the GXO Logistics, Inc. Corporate Governance Guidelines. The Board of Directors has also determined that Mr. Shaffer qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and GXO's independent registered public accounting firm (the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.gxo.com.

In accordance with our charter, the Audit Committee assists the Board of Directors in fulfilling its responsibilities in a number of areas. These responsibilities include oversight of: (i) GXO's accounting and financial reporting processes, including the effectiveness of the company's systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of GXO's financial statements, (iii) GXO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of GXO's outside auditors and (v) the performance of GXO's outside auditors and internal audit function. Management is responsible for GXO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of GXO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of GXO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and our outside auditor KPMG LLP ("KPMG"). Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. We discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board Auditing ("PCAOB") and the SEC.

KPMG also provided us with written disclosures required by applicable requirements of the PCAOB regarding the outside auditor's communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. KPMG has confirmed its independence, and we determined that KPMG's provision of non-audit services to GXO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the PCAOB.

Based on our review of GXO's audited consolidated financial statements with management and KPMG, KPMG's report on such financial statements and the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in GXO's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

Audit Committee

Oren Shaffer, Chair

Gena Ashe, Member

Clare Chatfield, Member

Matthew Fassler, Member

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY THE OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the *de minimis* exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at its next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2024 and 2023.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee retained KPMG to serve as our independent registered public accounting firm for fiscal year 2025 on April 17, 2025.

The following table shows the fees for audit and other services provided by KPMG for fiscal years 2024 and 2023.

Fee Category		2024		2023
Audit Fees	$	7,262,920	$	5,750,000
Audit-Related Fees		81,720		65,100
Tax Fees		135,080		77,982
All Other Fees		1,340,110		1,035,020
Total Fees	**$**	**8,819,830**	**$**	**6,928,102**

Audit Fees. This category includes fees for professional services rendered by KPMG for 2024 and 2023, for the audits of our financial statements included in our Annual Report on Form 10-K and for reviews of the financial statements included in our Quarterly Reports on Form 10-Q and the services that an independent auditor would customarily provide in connection with subsidiary audits and statutory requirements.

Audit-Related Fees. The 2024 and 2023 fees for this category include services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting.

Tax Fees. Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independent risks are mitigated by established safeguards following agreed upon standard work.

All Other Fees. This category represents fees for all other services or products provided but not covered by the categories above.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting each of the following persons to serve as directors until the 2026 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal:

Brad Jacobs
Marlene Colucci
Todd Cooper
Matthew Fassler
Julio Nemeth
Jason Papastavrou, Ph.D.
Torsten Pilz, Ph.D.
Laura Wilkin
Kyle Wismans

Pursuant to our amended and restated certificate of incorporation, our Board was classified with members of each class serving staggered three-year terms until the Annual Meeting. Mr. Jacobs and Ms. Colucci were elected as Class III directors by our stockholders at our 2024 Annual Meeting of Stockholders for a term expiring at the Annual Meeting. Dr. Papastavrou was elected as a Class II director by our stockholders at our 2023 Annual Meeting of Stockholders for a term expiring at the Annual Meeting. Mr. Jacobs, the company's chairman, identified Mr. Fassler as a director candidate and presented such candidate to the Nominating, Corporate Governance and Sustainability Committee as highly qualified candidate. Upon the recommendation of the Nominating, Corporate Governance and Sustainability Committee, the Board appointed Mr. Fassler as a Class I director on October 11, 2023 for a term expiring at the Annual Meeting. As part of our ongoing commitment to Board refreshment, we have the following five (5) new director nominees standing for election this year, Todd Cooper, Julio Nemeth, Torsten Pilz Ph.D., Laura Wilkin and Kyle Wismans, whom were identified as potential candidates for election to the Board by a third party consulting firm that assisted the company in identifying and evaluating potential director nominees and each candidate was recommended by the Nominating, Corporate Governance and Sustainability Committee as highly qualified candidates to be nominated for election at the Annual Meeting. Oren Shaffer, Gena Ashe, Clare Chatfield, Joli Gross and Malcolm Wilson will not stand for re-election at the Annual Meeting. As of the Annual Meeting, all of our directors will stand for election each year for one-year terms, and our Board is therefore no longer divided into three classes. Information about the nominees is set forth above under the heading "Board of Directors and Corporate Governance—Directors and Director Nominees."

In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxy voting for his or her election will be voted for any nominee who shall be designated by the Board to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

REQUIRED VOTE

The election of each of the nine (9) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that such person must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the election to our Board of Directors of each of the nominees listed above.

Proposal 2: Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2025

The Audit Committee of our Board of Directors has appointed KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the year ending December 31, 2025. KPMG has served as our independent registered public accounting firm since the year ended December 31, 2021.

We are asking our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2025. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

REQUIRED VOTE

Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2025, requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2025.

© 2025 GXO Logistics, Inc.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> **RESOLVED**, that the stockholders of GXO Logistics, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2025 Annual Meeting of Stockholders.

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," we believe that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although the resolution is non-binding, our Board and the Compensation Committee will consider the voting results when making future decisions regarding our executive compensation program.

At the 2022 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. This frequency will continue until the next required non-binding advisory vote is held on the frequency of advisory votes on executive compensation in 2028, per the SEC rules.

REQUIRED VOTE

Approval of this advisory resolution, commonly referred to as a "say-on-pay" resolution, requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the advisory approval of the resolution to approve executive compensation.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the person appointed as proxy will vote as recommended by our Board or, if no recommendation is given, in accordance with his judgment.

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a printed copy of our 2024 Annual Report or this Proxy Statement, please contact us at: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by telephone at (203) 489-1287, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.gxo.com, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the investor relations section of our website. Accordingly, investors should monitor the investor relations section of our website in addition to following our press releases, SEC filings and public conference calls and webcasts.

ANNEX A
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(Unaudited)

(In millions)	Year Ended December 31,			
		2024		2023
Net income attributable to GXO	$	134	$	229
Net income attributable to noncontrolling interests		4		4
Net income	$	138	$	233
Interest expense, net		103		53
Income tax expense		8		33
Depreciation and amortization expense		415		361
Transaction and integration costs		76		34
Restructuring costs and other		27		32
Litigation expense		59		—
Unrealized gain on foreign currency contracts and other		(11)		(5)
Adjusted EBITDA[1]	$	815	$	741

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITA

(Unaudited)

(In millions)	Year Ended December 31,			
		2024		2023
Net income attributable to GXO	$	134	$	229
Net income attributable to noncontrolling interests		4		4
Net income	$	138	$	233
Interest expense, net		103		53
Income tax expense		8		33
Amortization of intangible assets acquired		108		71
Transaction and integration costs		76		34
Restructuring costs and other		27		32
Litigation expense		59		—
Unrealized gain on foreign currency contracts and other		(11)		(5)
Adjusted EBITA[1]	$	508	$	451

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

(Unaudited)

		Year Ended December 31,		
(Dollars in millions, shares in thousands, except per share amounts)		**2024**		**2023**
Net Income	$	138	$	233
Net income attributable to noncontrolling interests		(4)		(4)
Net income attributable to GXO	$	134	$	229
Amortization of intangible assets acquired		108		71
Transaction and integration costs		76		34
Restructuring costs and other		27		32
Litigation expense		59		—
Unrealized gain on foreign currency contracts and other		(11)		(5)
Income tax associated with the adjustments above[1]		(42)		(30)
Discrete income tax benefit[2]		(16)		(22)
Adjusted net income attributable to GXO[3]	$	335	$	309
Adjusted basic EPS[3]	$	2.81	$	2.60
Adjusted diluted EPS[3]	$	2.80	$	2.59
Weighted-average common shares outstanding				
Basic		119,413		118,908
Diluted		119,798		119,490

[1] The income tax rate applied to items is based on the GAAP annual effective tax rate.

[2] The discrete income tax benefit in 2024 comes from the release of the valuation allowance, and in 2023, it comes from intangible assets and the release of the valuation allowance.

[3] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO FREE CASH FLOW

(Unaudited)

		Year Ended December 31,		
(In millions)		**2024**		**2023**
Cash flows from operations[1]	$	549	$	558
Capital expenditures		(359)		(274)
Proceeds from sales of property and equipment		61		18
Free Cash Flow[2]	$	251	$	302
Cash flows from operations to net income		397.8 %		239.5 %
Free cash flow conversion[2]		30.8 %		40.8 %

[1] Net cash provided by operating activities.

[2] See the "Non-GAAP Financial Measures" section for additional information.

RECONCILIATION OF REVENUE TO ORGANIC REVENUE

(Unaudited)

(In millions)	Year Ended December 31,			
	2024		**2023**	
Revenue	$	11,709	$	9,778
Revenue from acquired business[1]		(1,588)		—
Revenue from disposed business[1]		(1)		(12)
Foreign exchange rates		(109)		—
Organic revenue[2]	$	10,011	$	9,766
Revenue growth[3]		19.7 %		
Organic revenue growth[2][4]		2.5 %		

[1] The Company excludes revenue from the acquired and disposed businesses for periods that are not comparable.

[2] See the "Non-GAAP Financial Measures" section below for additional information.

[3] Revenue growth is calculated as the change in the period-over-period revenue divided by the prior period, expressed as a percentage.

[4] Organic revenue growth is calculated as the change in the period-over-period organic revenue divided by the prior period, expressed as a percentage.

RECONCILIATION OF TOTAL DEBT AND NET DEBT

(Unaudited)

(In millions)	December 31, 2024	
Current debt	$	110
Long-term debt		2,521
Total debt[1]	$	2,631
Less: Cash and cash equivalents (excluding restricted cash)		(413)
Net debt[2]	$	2,218

[1] Includes finance leases and other debt of $303 million as of December 31, 2024.

[2] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF TOTAL DEBT TO NET INCOME RATIO

(Unaudited)

(In millions)	December 31, 2024	
Total debt	$	2,631
Net income	$	138
Debt to net income ratio		19.1x

RECONCILIATION OF NET LEVERAGE RATIO

(Unaudited)

(In millions)	December 31, 2024	
Net debt[1]	$	2,218
Adjusted EBITDA[1]	$	815
Net leverage ratio[1]		2.7x

[1] See the "Non-GAAP Financial Measures" section below for additional information.

ADJUSTED EBITA, NET OF INCOME TAXES PAID

(Unaudited)

(In millions)	Year Ended December 31, 2024	
Adjusted EBITA[1]	$	508
Less: Cash paid for income taxes		(43)
Adjusted EBITA[1], net of income taxes paid	$	465

[1] See the "Non-GAAP Financial Measures" section below for additional information.

RETURN ON INVESTED CAPITAL

(Unaudited)

(In millions)	Year Ended December 31, 2024		2023		Average	
Selected Assets:						
Accounts receivable, net	$	1,799	$	1,753	$	1,776
Other current assets		429		347		388
Property and equipment, net		1,160		953		1,057
Selected Liabilities:						
Accounts payable	$	(776)	$	(709)	$	(743)
Accrued expenses		(1,271)		(966)		(1,119)
Other current liabilities		(385)		(327)		(356)
Invested capital	$	956	$	1,051	$	1,003
Net income to average invested capital						13.8 %
Operating return on invested capital[1][2]						46.4 %

[1] The ratio of operating return on invested capital is calculated as adjusted EBITA, net of income taxes paid, divided by the average invested capital.

[2] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF TOTAL DEBT AND NET DEBT

(Unaudited)

(In millions)		June 30, 2024
Current debt	$	219
Long-term debt		2,551
Total debt[1]	$	2,770
Plus: Bank overdrafts		3
Less: Cash and cash equivalents (excluding restricted cash)		(469)
Net debt[2]	$	2,304

[1] Includes finance leases and other debt of $309 million as of June 30, 2024.

[2] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF TOTAL DEBT TO NET INCOME RATIO

(Unaudited)

(In millions)		June 30, 2024
Total debt	$	2,770
Trailing twelve months net income	$	144
Debt to net income ratio		19.2x

RECONCILIATION OF NET LEVERAGE RATIO

(Unaudited)

(In millions)		June 30, 2024
Net debt[1]	$	2,304
Trailing twelve months adjusted EBITDA[1]	$	734
Net leverage ratio[1]		3.1x

[1] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(Unaudited)

(In millions)	Six Months Ended June 30,		Year Ended December 31, 2023	Trailing Twelve Months Ended June 30, 2024
	2024	2023		
Net income attributable to GXO	$ 1	$ 90	$ 229	$ 140
Net income attributable to noncontrolling interest	2	2	4	4
Net income	$ 3	$ 92	$ 233	$ 144
Interest expense, net	36	27	53	62
Income tax expense	4	23	33	14
Depreciation and amortization expense	191	167	361	385
Transaction and integration costs	34	19	34	49
Restructuring costs and other	17	24	32	25
Litigation expense	60	—	—	60
Unrealized gain on foreign currency contracts and other	(4)	(4)	(5)	(5)
Adjusted EBITDA[1]	$ 341	$ 348	$ 741	$ 734

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

NON-GAAP FINANCIAL MEASURES

As required by the rules of the Securities and Exchange Commission ("SEC"), we provide reconciliations of the non-GAAP financial measures contained in this document to the most directly comparable measures under GAAP, which are set forth in the financial tables above.

GXO's non-GAAP financial measures in this document include: net new business, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted earnings before interest, taxes and amortization ("adjusted EBITA"), adjusted EBITA, net of income taxes paid, adjusted net income attributable to GXO, adjusted earnings per share (basic and diluted) ("adjusted EPS"), free cash flow, free cash flow conversion, organic revenue, organic revenue growth, net leverage ratio, net debt, and operating return on invested capital ("ROIC"). Free cash flow conversion is also referred to as adjusted EBITDA conversion to free cash flows.

We believe that the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, GXO's core operating performance and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures used by other companies. GXO's non-GAAP financial measures should be used only as supplemental measures of our operating performance.

Net new business is a metric used by the company to determine 2024 Special PSU award and Annual Short-Term Incentive payouts. Net new business is calculated as the difference of annualized revenue value of new contracts in the year (i.e., expected revenue to be generated from a new contract signed in the year) minus the last 12 months of revenue of contracts lost (i.e., last known 12 months of revenue that will be lost in the future, on contracts for which we received a notice of contract termination during the year), divided by the actual revenue of the applicable business unit for the calendar year.

Adjusted EBITDA, adjusted EBITA, adjusted net income attributable to GXO and adjusted EPS include adjustments for transaction and integration costs and litigation expenses as well as restructuring costs and other adjustments as set forth in the financial tables above. Transaction and integration adjustments are generally incremental costs that result from an actual or planned acquisition, divestiture or spin-off and may include transaction costs, consulting fees, retention awards, internal salaries and wages (to the extent the individuals are assigned full-time to integration and transformation activities) and certain costs related to integrating and separating IT systems. Litigation costs primarily relate to the settlement of legal matters. Restructuring costs primarily relate to severance costs associated with business optimization initiatives.

We believe that free cash flow and free cash flow conversion are important measures of our ability to repay maturing debt or fund other uses of capital that we believe will enhance stockholder value. We calculate free cash flow as cash flows from operations less capital expenditures plus proceeds from sale of property and equipment. We calculate free cash flow conversion as free cash flow divided by adjusted EBITDA, expressed as a percentage.

We believe that adjusted EBITDA, adjusted EBITA, and adjusted EBITA, net of income taxes paid, improve comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization of intangible assets acquired), tax impacts and other adjustments as set forth in the financial tables above, which management has determined are not reflective of core operating activities and thereby assist investors with assessing trends in our underlying businesses.

We believe that adjusted net income attributable to GXO and adjusted EPS improve the comparability of our operating results from period to period by removing the impact of certain costs and gains, which management has determined are not reflective of our core operating activities, including amortization of acquisition-related intangible assets.

We believe that organic revenue and organic revenue growth are important measures because they exclude the impact of foreign currency exchange rate fluctuations, revenue from acquired businesses and revenue from disposed business. Organic revenue growth is calculated as the change in the period-over-period organic revenue divided by the prior period, expressed as a percentage.

We believe that net leverage ratio and net debt are important measures of our overall liquidity position and are calculated by removing cash and cash equivalents (excluding restricted cash) from our total debt and net debt as a ratio of our adjusted EBITDA. We calculate ROIC as our adjusted EBITA, net of income taxes paid, divided by the average invested capital. We believe ROIC provides investors with an important perspective on how effectively GXO deploys capital and use this metric internally as a high-level target to assess overall performance throughout the business cycle.

Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating GXO's ongoing performance.

With respect to adjusted EBITDA, free cash flow, organic revenue and net new business described in the "Compensation Discussion and Analysis - 2024 Annual Short-Term Incentive Financial Results Relative to Targets" at the time incentive plan goals are established, the Compensation Committee also establishes definitions of the applicable financial metrics that would apply during the performance period. The Compensation Committee uses these definitions and adjustments to better align our incentive plans with how we evaluate our business operations and trends and, in some cases, to allow certain strategic decisions to be made in the long-term interests of GXO without influencing or being influenced by incentive plan results. In connection with our 2024 annual short-term incentive plan goals, adjusted EBITDA, free cash flow, organic revenue and net new business, as described above, were adjusted to exclude the impact of the Wincanton acquisition.

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-40470

GXO

GXO Logistics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-2098312**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Two American Lane **Greenwich, Connecticut**	**06831**
(Address of Principal Executive Offices)	(Zip Code)

(203) 489-1287
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	**GXO**	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $5.9 billion as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock on that date.

As of February 13, 2025, there were 119,518,035 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

GXO Logistics, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2024
Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and the risks discussed in the Company's other filings with the Securities and Exchange Commission (the "SEC"). All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and corresponding notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except as required by law.

Item 1. Business.

Company Overview

GXO Logistics, Inc., together with its subsidiaries ("GXO," the "Company," "our" or "we"), is the largest pure-play contract logistics provider in the world and a foremost innovator in the industry. We provide our customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale.

As of December 31, 2024, our approximately 152,000 team members operated in 1,030 facilities worldwide totaling approximately 218 million square feet of space, primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

Our revenue is diversified among over one thousand customers, including many multinational corporations, across numerous verticals. Our customers rely on us to move their goods, with high efficiency, through their supply chains — from the moment goods arrive at our warehouses through fulfillment and distribution, and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/ or durable demand, with significant growth potential through customer outsourcing of logistics services.

GXO's common stock, par value of $0.01 per share, began trading on the New York Stock Exchange under the ticker symbol "GXO" on August 2, 2021. GXO was incorporated as a Delaware corporation in February 2021.

On April 29, 2024, we completed the acquisition of Wincanton plc ("Wincanton"), a logistics company based in Chippenham, United Kingdom (the "Wincanton Acquisition"). Wincanton is a logistics provider specializing in warehousing and transportation solutions in the U.K. and Ireland. Wincanton services industries in grocery, retail and manufacturing, consumer goods, e-commerce, healthcare, defense, industrial, and energy. The Wincanton Acquisition is subject to a review by the Competition and Markets Authority (the "CMA") in the U.K. On November 14, 2024, the CMA referred the completed acquisition by GXO Logistics, Inc. of Wincanton plc for an in-depth investigation ("Phase 2") with a statutory deadline of April 30, 2025. See Item 8 of Part II, "Financial Statements and Supplementary Data — Note — 4 Acquisitions" to the Consolidated Financial Statements for additional information.

Our Strategy

We design and operate the most advanced warehouse solutions in the world. Our strategy is to help our customers manage their warehouse needs for optimal efficiency, using our network of people, technology and other physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are highly responsive to customer goals, such as increasing visibility in the supply chain, decreasing fulfillment times and mitigating environmental impacts, while being proactive in identifying potential improvements.

GXO creates short- and long-term value for customers and shareholders through our unique combination of technology, scale and expertise. Our strategy addresses growth and optimization by focusing on core verticals that demonstrate enduring demand over time and where we already have a deep presence. We expect to attract new customers and expand the services we provide to existing customers through new projects, thus earning more of their logistics spend. We integrate best practices to drive productivity, with a focus on automation and other levers of profitable growth.

To aid in executing our strategy, we have instilled a culture that focuses on delivering mutually beneficial results for our customers and our company with the highest legal and ethical standards and clear policies and practices to support compliance throughout our organization.

Technology and Intellectual Property

Contract logistics is becoming more and more complex, as changing consumer expectations and preferences continue to drive a need for faster delivery times, higher levels of returned inventory and better visibility throughout the supply chain. Traditional warehousing solutions are no longer sufficient to fill these needs. The industry needs scaled technology players, like GXO, to deliver these complex solutions.

Technology is a core competitive advantage for GXO and fundamental to how we win and retain business. Technology enables us to add value to our customers' end-to-end operations in terms of cost, efficiency, accuracy and environmental impact. Investments in cutting-edge technology are a major growth driver for our business.

Our highly scalable warehouse management platform is built on the cloud to speed the deployment of new ways to increase efficiency and leverage our footprint. In a relatively short time, we can implement innovations across multiple geographies or take an innovation developed for one vertical and apply it to other verticals to enhance the value we offer our customers.

To date, the most significant impacts of our proprietary technology are in three areas: labor and inventory management productivity, intelligent warehouse automation and predictive analytics, all of which are integrated through our proprietary warehouse management platform.

Labor and Inventory Management

Our productivity is driven by our comprehensive suite of intelligent tools and analytics designed to optimize labor and inventory management. This technology incorporates dynamic data science, predictive analytics and machine learning to aid decision-making. Our site managers use these tools to improve productivity in site-specific ways in a safe, disciplined and cost-effective manner.

Intelligent Warehouse Automation

Our intelligent warehouse automation includes deployments of autonomous robots and collaborative robots ("cobots"), automated sortation systems, automated guided vehicles, goods-to-person systems and wearable devices — these are all effective ways to deliver critical improvements in speed, accuracy and productivity. Importantly, automation also enhances safety and the overall quality of employment. Our warehouse management system creates a synchronized environment across automation platforms to control these technologies holistically, providing an integrated solution.

We have found that autonomous goods-to-person systems and cobots, which assist workers with the inventory picking process, can improve labor productivity. Stationary robot arms can repeat demanding tasks with greater precision than is possible manually. Robots are particularly valuable in markets with labor shortages and where wage inflation can erode customer margins.

Other technologies that differentiate our logistics environments are our proprietary warehouse module for order management, which gives customers deep visibility into fulfillment flows, and our analytics dashboard, which gives customers valuable business intelligence to manage their supply chains. Our connection management software module facilitates integration with SAP, Oracle and other external systems, enabling our customers to get the maximum benefit from our technology.

Predictive Analytics

Our predictive analytics add significant value for customers, particularly in e-commerce and omnichannel retail, where seasonality drives high volumes through outbound and inbound logistics processes. For example, up to 30% of consumer goods bought online are returned, and this creates increased volumes at certain times of the year. We have developed analytics that predict surges in demand using a combination of historical data and customer forecasting.

As an industry leader that invests in technology, we have access to an immense amount of data, as well as the analytical processing capabilities to capitalize on that data by incorporating our learnings into customer solutions. We believe our ability to process and act upon data is a key competitive advantage and differentiator.

Customers and Markets

We provide our customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services. We provide services to customers globally, including *Fortune 100* companies in the U.S., *Fortune Global 500* companies in the world, European multinational market leaders and other renowned global brands. The customers we serve are primarily in North America and Europe and operate in every major industry. The diversification of our customer base reduces concentration risk. In 2024, our top five customers combined accounted for no more than 20% of our total revenue, and no customer represented more than 6%.

Our revenue is highly diversified due to our expertise across multiple verticals, reflecting our customers' principal industry sectors. In 2024, 46% of our revenue was from Omnichannel retail, 13% from Technology and consumer electronics, 11% from Industrial and manufacturing, 11% from Food and beverage, 11% from Consumer packaged goods, and 8% from other industries, with the vast majority of our revenue generated in the United Kingdom, the United States, the Netherlands, France, Spain and Italy.

Seasonality

During the fourth quarter, our business benefits from strong positioning in the e-commerce sector, where demand is characterized by surges in activity associated with the holiday season. Our revenue and profitability are typically lower in the first quarter of the calendar year relative to other quarters. This is due in part to seasonality, namely the post-holiday reduction in demand experienced by many of our customers, which leads to less use of the logistics services we provide.

Competition

We operate in a highly competitive global industry with a highly fragmented marketplace where thousands of companies compete domestically and internationally. We compete based on our ability to deliver quality service, reliability, scope and scale of operations, technological capabilities, expertise and pricing.

Our competitors include local, regional, national and international companies that offer services similar to those we provide. Our competitors include CEVA Logistics, DHL Group, DSV, GEODIS, ID Logistics Group, Kuehne + Nagel and Ryder Systems. Due to the competitive nature of our marketplace, we strive daily to strengthen and expand existing business relationships and forge new relationships.

Government Regulations

Our operations are regulated and licensed by various governmental agencies in the U.S. at the local, state, and federal levels and in other countries where we conduct business. These regulations impact us directly and indirectly when they regulate third parties with which we arrange or contract services. In addition, we are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes.

Environmental Sustainability

Environmental sustainability is a key pillar of our Environmental, Social, and Governance ("ESG") strategy. We are partnering with customers around the globe to help them achieve their environmental goals while we innovate to reduce our impact. For many of our customers, the logistics component of their supply chain accounts for a sizeable portion of their greenhouse gas ("GHG") emissions and waste footprint. We collaborate with customers to create action plans that reduce emissions related to their supply chains through technology-enabled solutions.

Our environmental sustainability strategy is designed to be applicable globally while also compliant with local environmental regulations. Throughout our business, GXO has identified GHG emissions and waste associated with operations as our greatest opportunities to reduce our environmental impact. In 2021, we established environmental targets to track and prioritize our reduction of Scopes 1 and 2 GHG emissions and increase waste diversion rates globally. Part of our environmental strategy focuses on improving the energy efficiency of our buildings. We have a global initiative to replace our warehouse lighting with LED and are developing our strategy to increase the amount of renewable electricity used in our buildings.

Human Capital

Our success relies in large part on our robust governance structure and Code of Business Ethics, our corporate citizenship and engaged employees who embrace our values. As a customer-centric company with a strong service culture, we constantly work to maintain and improve our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety as well as competitive total compensation that meets the needs of our employees and their families.

Employee Profile

As of December 31, 2024, we operated in 27 countries with approximately 152,000 team members (comprising approximately 105,000 full-time and part-time employees and 47,000 temporary workers engaged through third-party agencies). Our workforce is located: 50% in the United Kingdom, 28% in Europe (excluding the United Kingdom), 20% in North America and 2% in Latin America and Asia combined. The majority of our employees in Europe and the United Kingdom were covered by collective bargaining agreements, while none of our employees in North America were covered by collective bargaining agreements. As of December 31, 2024, approximately 32% of our global workforce were women, and 68% of our full-time workforce in the U.S. were ethnic minorities.

We have made and continue to make significant investments in the safety, well-being and satisfaction of our employees in numerous areas, including diversity, inclusion and belonging; health and safety; talent development and engagement; and expansive total rewards.

Diversity, Inclusion and Belonging

We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals. These attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability.

Health and Safety

Our employees' safety is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace environment. We aim to maintain an Occupational Safety and Health Administration recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the "Industry Injury and Illness Data" of the U.S. Bureau of Labor Statistics.

Talent Development and Engagement

Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls. We use periodic engagement surveys to gauge our progress and assess satisfaction. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process and we emphasize training and development supported by our own online GXO University.

We tailor our recruitment efforts by geography and job function, using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees who aspire to grow

throughout their careers, such as tailored skills development, training and mentoring. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and additional learning techniques to develop internal candidates who demonstrate high potential to advance from supervisory roles into site leader positions. Our programs also retain top talent by defining personalized development paths and attract new talent by differentiating GXO as an employer of choice.

Expansive Total Rewards

We offer a competitive compensation package to help attract and retain outstanding talent. We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our position as an employer of choice in the talent marketplace. A number of the benefits we offer were introduced in response to employee feedback — in the U.S., examples include our pregnancy care policy, family bonding policy, tuition reimbursement program for continuing education, and benefits such as diabetes management, supplemental insurance and short-term loans. In Europe, the benefits offered vary by country and are tailored to the needs of the local markets. Examples include comprehensive healthcare and risk insurance, employee assistance programs covering mental, physical and financial well-being, pension plans, profit sharing and local and global bonuses structured to offer competitive pay in each country.

Information About Our Executive Officers

The following information relates to our current executive officers:

Name	Age	Position
Malcolm Wilson	66	Chief Executive Officer
Baris Oran	51	Chief Financial Officer
Karlis Kirsis	45	Chief Legal Officer
Elizabeth Fogarty	55	Chief Communications Officer
Richard Cawston	51	Chief Revenue Officer
Corinna Refsgaard	57	Chief Human Resources Officer

Malcolm Wilson has served as Chief Executive Officer and a director since August 2021, after serving as Chief Executive Officer of XPO Logistics Europe since September 2017. He joined XPO in 2015 through XPO's acquisition of Norbert Dentressangle, where he led the logistics division and served on the executive board. In December 2024, Mr. Wilson announced his retirement as Chief Executive Officer ("CEO") and director of the Company in 2025.

Baris Oran has served as Chief Financial Officer since August 2021. Mr. Oran joined XPO in May 2021 as Chief Financial Officer of XPO's Logistics segment after having previously served as Chief Financial Officer of the Sabanci Group, one of Turkey's largest publicly traded companies. Mr. Oran served as Chief Financial Officer of Sabanci from 2016 to 2021, prior to which he held other senior finance roles at the company.

Karlis Kirsis has served as Chief Legal Officer since August 2021, after serving as Senior Vice President, European Chief Legal Officer, Corporate Secretary for XPO, a role he had held since February 2020. Mr. Kirsis previously served in various roles at XPO, including Senior Vice President, Corporate Counsel from July 2017 to February 2020 and Vice President, Corporate and Securities Counsel from September 2016 to July 2017.

Elizabeth Fogarty has served as Chief Communications Officer since September 2021. Prior to her time with GXO, Ms. Fogarty was employed by Citi as the Managing Director and Head of Global Consumer Banking Public Affairs from October 2013 to September 2021 and before that as the Director of Corporate Communications and Vice President of Global Public Affairs.

Richard Cawston has served as Chief Revenue Officer and President of Europe since December 2023, after serving as President of Europe for GXO since August 2021 and President of XPO Logistics Europe – Supply Chain since September 2017. He joined XPO in 2015 through XPO's acquisition of Norbert Dentressangle, where he was Managing Director of the logistics division in the United Kingdom and Ireland.

Corinna Refsgaard has served as Chief Human Resource Officer since April 2024. Prior to her time with GXO, Ms. Refsgaard served as Group Chief People and Culture Officer at ISS, one of the world's leading workplace experience and facility management companies, from November 2018 to March 2024. Over the course of three decades, she has held global, regional and business unit HR roles at firms, including Kontron, Fujitsu Technology Solutions, EADS and Mercedes-Benz.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Reports filed with the SEC can be viewed at http://www.sec.gov and on our corporate website at www.gxo.com. Materials are available online as soon as reasonably practicable after we electronically submit them to the SEC. Further materials regarding our corporate governance policies and practices, including our Corporate Governance Guidelines, Code of Business Ethics and the charters relating to the committees of our Board of Directors, are also available on the investors section of our website.

Item 1A. Risk Factors.

The following are important factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Related to Our Business

Risks Related to Our Strategy and Operations

We operate in a highly competitive industry, and failure to compete or respond to customer requirements could negatively affect our business and our results of operations.

The logistics industry is intensely competitive and is expected to remain so for the foreseeable future. We compete against multinational firms, regional players and emerging technology companies. We also must contend with our customers' ability to in-source their logistics operations. The competitive factors that are most important to our customers are price and quality of service. Many larger customers utilize the services of multiple logistics providers. Customers regularly solicit bids from competitors to improve service and to secure favorable pricing and contractual terms such as longer payment terms, fixed-price arrangements, higher or unlimited liability and performance penalties. Increased competition and competitors' acceptance of more onerous contractual terms could result in reduced revenues, reduced margins, higher operating costs or loss of market share, any of which could have a material adverse effect on our results of operations, cash flows and financial condition.

Increases in our labor costs to attract, develop and retain employees may have a material adverse effect on our business.

Our workforce is comprised primarily of employees who work on an hourly basis. To grow our operations and meet the needs and expectations of our customers, we must attract, develop and retain a large number of hourly employees while controlling labor costs. Many of our long-term customer contracts are fixed-price arrangements that limit our ability to pass on to our customers increases in labor costs due to low unemployment, increases in government unemployment benefits, competitive pressures, union activity or changes in federal or state minimum

wage or overtime laws and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition.

Additionally, our operations are subject to various employment-related laws and regulations, which govern matters such as minimum wages, union organizing rights, the classification of employees and independent contractors, family and medical leave, overtime pay, compensable time, recordkeeping and other working conditions and a variety of similar laws that govern these and other employment-related matters. Any changes to employment-related laws and regulations, including increased minimum wages or the expansion of union organization rights, could result in increased labor costs that could adversely affect our business, results of operations, cash flows and financial condition.

Labor represents a significant portion of our operating expenses, thus, compliance with these evolving laws and regulations could substantially increase our cost of doing business, while failure to do so could subject us to significant fines and lawsuits and could adversely affect our business, results of operations, cash flows and financial condition. We are currently subject to employment-related claims in connection with our operations. These claims, lawsuits and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes.

We depend on our ability to attract and retain qualified employees and temporary workers.

We depend on our ability to attract and retain qualified employees, including our executive officers and managers. If we are unable to attract and retain such individuals, we may be unable to maintain our current competitive position within the industry, meet our customers' expectations or successfully expand and grow our business.

Our ability to meet customer demands and expectations, especially during periods of peak volume, is substantially dependent on our ability to recruit and retain qualified temporary part-time and full-time workers. Increased demand for temporary workers, low unemployment or changes in federal or state minimum wage laws may increase the costs of temporary labor, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition. In addition, macro-economic headwinds such as inflation and supply change disruptions may increase the potential for labor shortages and heightened levels of employee turnover. Therefore, our inability to recruit a qualified temporary workforce may result in our inability to meet our customers' performance targets.

Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.

While we intend for our acquisitions to improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues may arise in connection with, or as a result of, the acquisition of an existing company, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired businesses, possible management distractions or the inability of the acquired business to achieve the levels of revenue, income, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated. We are unable to predict all the risks that could arise as a result of our acquisitions.

If the performance of an acquired business varies from our projections or assumptions or if estimates about the future profitability of an acquired business change, our revenues, earnings or other aspects of our financial condition could be adversely affected. We may also experience difficulties in connection with integrating any acquired companies into our existing businesses and operations, including our existing infrastructure and information technology systems. The infrastructure and information technology systems of acquired companies could present issues that we were unable to identify prior to the acquisition and could adversely affect our financial condition and results. We have experienced challenges of this nature relating to the infrastructure and systems of certain companies that we have acquired. Also, we may not realize all of the synergies we anticipate from past and potential future acquisitions. Among the synergies that we currently expect to realize are cross-selling opportunities to our existing

customers, as well as network and operational efficiencies. Variances from these or other assumptions or expectations could adversely affect our financial condition and results of operations.

We may not successfully manage our growth.

We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering new markets and we intend to continue to focus on rapid growth, including organic growth and additional acquisitions. We may experience difficulties and higher than expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas or increased pressure on our existing infrastructure and information technology systems.

Our growth will place a significant strain on our management, operational, financial and information technology resources. We will need to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems and procedures and controls to expand, train and manage our employee base. Our working capital needs will continue to increase as our operations grow. Failure to manage our growth effectively or obtain necessary working capital could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our overseas operations are subject to various operational and financial risks that could adversely affect our business.

The services we provide outside the U.S. are subject to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax rules and policies, difficulties in managing or overseeing foreign operations and agents, different liability standards, issues related to compliance with anti-corruption laws, such as the Foreign Corrupt Practices Act and the U.K. Bribery Act, data protection, trade compliance and intellectual property laws of countries that do not protect our rights relating to our intellectual property, including our proprietary information systems, to the same extent as U.S. laws. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region or decrease the profitability of our operations in that region. In addition, as we expand our business in foreign countries, we will be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.

We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.

We present our financial statements in U.S. dollars ("USD"), but we hold a significant proportion of our net assets and generate income in non-USD currencies, primarily the Euro and British pound sterling. Consequently, a depreciation of non-USD currencies relative to the USD could have an adverse impact on our financial results as further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

National and regional differences in monetary policy may cause the value of the non-USD currencies to fluctuate against the USD. Currency volatility contributes to variations in our revenue and expenses in foreign currency jurisdictions. Accordingly, fluctuations in currency exchange rates could adversely affect our business and financial condition.

Our inability to successfully manage the costs and operational difficulties of adding new customers and business may negatively affect our financial condition and operations.

Establishing new customer relationships or adding operational sites for existing customers requires a significant amount of time, operational focus and capital. Although we typically partner with our new customers to ensure that onboarding is smooth, our inability to integrate new customers or operational sites into our technology systems or recruit additional employees to manage new customer relationships or the incurrence of higher than anticipated costs to onboard new customers may negatively affect our financial condition or operations.

In addition, our operations can require a significant commitment of capital in the form of shelving, racking and other warehousing systems that may be necessary to implement warehouse solutions for our customers. These costs are often billed to the customer over the expected length of the customer relationship. To the extent that a customer defaults on its obligations under its agreement with us, we could be forced to take a significant loss on the unrecovered portion of the upfront capital costs.

The contractual terms between us and our customers could expose us to penalties and other costs in the event we do not meet the contractually prescribed performance levels.

We maintain long-term contracts with the majority of our customers, many of which include performance-based minimum levels of service. Although we manage our business to exceed prescribed performance levels, our inability to meet these service levels, whether due to labor shortages, volume peaks, our inability to procure temporary labor, technological malfunctions or other events that may or may not be within our control, may expose us to penalties or incremental costs or lead to the termination of customer contracts, any of which could negatively affect our business and financial condition.

Our operations are subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.

Many of our customers typically realize a significant portion of their sales during the holiday season in the fourth quarter of each calendar year. Although not all of our customers experience the same seasonal variation, and some customers may have seasonal peaks that occur in periods other than the fourth quarter, the seasonality of our customers' businesses places higher demands on our services during peak periods, requiring us to take measures, including temporarily expanding our workforce, to meet our customers' demands. Our failure to meet our customers' expectations during these seasonal peaks may negatively affect our customer relationships, could expose us to penalties under our contractual arrangements with customers and ultimately could negatively affect our business and our results of operations.

Damage to our reputation through unfavorable publicity or the actions of our employees or temporary workers could adversely affect our financial condition.

Our success depends on our ability to consistently deliver operational excellence and strong customer service. Our inability to deliver our services and solutions as promised on a consistent basis, or our customers having a negative experience or otherwise becoming dissatisfied, can negatively impact our relationships with new or existing customers and adversely affect our brand and reputation, which could, in turn, adversely affect revenue and earnings growth. Adverse publicity (whether or not justified) relating to activities by our employees, contractors, agents or others with whom we do business, such as customer service issues, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as LinkedIn, X (formerly Twitter), Facebook, Instagram and YouTube, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. This unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.

We face risks associated with the handling of customer inventory.

Under some of our agreements, we maintain the inventory of our customers, some of which may be significant in value. Our failure to properly handle and safeguard such inventory exposes us to potential claims and expenses as well as harm to our business and reputation.

The Competition and Markets Authority in the United Kingdom (the "CMA") has referred the Wincanton Acquisition for an in-depth Phase 2 investigation.

On February 29, 2024, the Company and the board of directors of Wincanton plc ("Wincanton") reached an agreement on the terms of a cash offer by the Company for Wincanton. On April 10, 2024, the Wincanton shareholders approved the Wincanton Acquisition and, on April 29, 2024, the Company completed the Wincanton

Acquisition. The Wincanton Acquisition was notified to the CMA which initiated its formal review of the transaction on September 9, 2024. Since completion of the transaction, Wincanton has been held separate from the Company pursuant to the terms of a customary initial enforcement order imposed by the CMA while it carries out its review. On November 1, 2024, the CMA announced that it intends to refer the Wincanton Acquisition for an in-depth Phase 2 investigation with a statutory deadline of April 30, 2025. The Company is reviewing the decision and will continue to engage constructively and collaboratively with the CMA. As a result, the possible timing and likelihood of the CMA's investigation is uncertain, and the CMA may require, in connection with granting its approval of the transaction, divestitures or ongoing restrictions on the operation of the combined business, each of which could have a material impact on the anticipated strategic benefits and synergies from the combination. Any delay in the receipt of regulatory approval from the CMA for the Wincanton Acquisition will result in greater transaction costs and professional fees. The success of the Wincanton Acquisition will depend, in significant part, on our ability to successfully integrate Wincanton and its subsidiaries, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. If we are not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Wincanton Acquisition within a reasonable time, our business, financial condition and operating results may be adversely affected.

Risks Related to Our Use of Technology

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including the systems of any businesses that we acquire.

We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology. To keep pace with changing technologies and customer demands, we must correctly address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. In addition, we may fail to accurately determine the needs of our customers or trends in the logistics industry, or we may fail to respond appropriately by implementing functionality for our technology platform in a timely or cost-effective manner. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.

If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers' needs, our results of operations could be negatively impacted.

Our technology may not be successful or may not achieve the desired results, and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations. Technology and new market entrants may also disrupt the way we and our competitors operate.

If we fail to successfully implement critical technology, if our technology does not provide the anticipated benefits or it does not meet market demands, we may be placed at a competitive disadvantage and could lose customers, materially adversely impacting our financial condition and results of operations.

A failure of our information technology infrastructure or a breach of our information systems, networks or processes may have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems, including internet and cloud-based services, for many activities important to our business. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing for risk management, external and internal risks, such as malware, insecure coding, "Acts of God," data leakage and human error pose a

direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate could adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors, processing inefficiencies and loss of sales, receivables collection or customers. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied.

We may also be subject to cyberattacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyberattack could result in service interruptions, operational difficulties, loss of revenues or market share, liabilities to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost. In addition, recently, regulatory and enforcement focus on data protection has heightened in the U.S. and abroad, particularly in the European Union ("EU"), and failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, its reputation, results of operations and financial condition.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. It is possible that users of these technologies, whether internally developed or purchased, could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against continued use of the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention, divert our resources in other ways and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

Risks Related to Our Credit and Liquidity

Challenges in the commercial and credit environment may adversely affect our future access to capital on favorable terms.

Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our services or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions.

We have incurred debt obligations that could adversely affect our business and profitability and our ability to meet other obligations.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could materially and adversely affect our financial position and results of

operations. Further, failure to comply with the covenants under our indebtedness may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our debt obligations and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness. We may not have sufficient liquidity to repay or refinance our indebtedness if such indebtedness were accelerated upon an event of default. We may also incur additional indebtedness in the future.

Our borrowing costs and access to capital and credit markets may be adversely affected by a downgrade or potential downgrade of our credit ratings.

Rating agencies routinely evaluate us, and their ratings of our long-term and short-term debt are based upon a number of factors, including our cash generating capability, levels of indebtedness, policies with respect to shareholder distributions and financial strength generally, as well as factors beyond our control, such as the then-current state of the economy and our industry generally. Our objective is to maintain credit ratings that provide us with ready access to global capital and credit markets. Any downgrade or announcement that we are under review for a potential downgrade of our current credit ratings by a credit rating agency, especially any downgrade to below investment grade, could increase our future borrowing costs, impair our ability to access capital and credit markets on terms commercially acceptable to us or at all, and result in a reduction in our liquidity, all of which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Third-Party Relationships

Our business may be materially adversely affected by labor disputes or organizing efforts.

Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted. In particular, we derive a substantial portion of our revenue from the operation and management of facilities that are often located close to a customer's manufacturing plant and are integrated into the customer's production line process. If any of our customers are affected by labor disputes and consequently cease or significantly modify their operations at a plant served by us, we may experience significant revenue loss and shutdown costs, including costs related to early termination of leases.

In Europe, our business activities rely on a large amount of labor, including a number of workers who are affiliated with trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations which could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings and financial position.

Although our workforce in the U.S. is not unionized, labor unions have, from time to time, attempted to organize our employees. Successful unionization of our employees or organizing efforts could lead to business interruptions, work stoppages and the reduction of service levels due to work rules and could have an adverse effect on our customer relationships and our revenues, earnings and financial position.

Any failure to properly manage our temporary workers could have a material adverse impact on our revenues, earnings and financial position.

Our business uses a large number of temporary workers in our operations. We cannot guarantee that temporary workers are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary workers may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. If such risks materialize, they could have a material adverse effect on our business and financial condition.

**Risks Related to Litigation and Regulations**

**We may be involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.**

The nature of our business exposes us to the potential for various types of claims and litigation. We are subject to claims and litigation related to our customer contracts and relationships, labor and employment, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including claims asserted under various other theories of agency or employer liability, such as the investigation by Italian authorities into the deductibility of value-added tax payments by the Company to certain third-party cooperative labor providers. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in liability claims or workers' compensation claims, the unfavorable resolution of claims or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could affect our earnings.

**We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.**

We maintain defined benefit pension plans in the U.K. A decline in interest rates or lower returns on funded plan assets may cause increases in the expense and funding requirements for the plans. Despite past amendments that froze our defined benefit pension plan to new participants and curtailed benefits, the pension plans remain subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. Any of these factors could lead to a significant increase in the expense of the plans and a deterioration in the solvency of the plans, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plan.

**Changes in tax laws and regulations for U.S. and multinational companies may increase our tax liability.**

The U.S. Congress, the Organisation for Economic Co-operation and Development ("OECD"), the EU and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. During 2023, the OECD issued administrative guidance for the Pillar Two Global Anti-Base Erosion rules ("Pillar Two"), which generally imposes a 15% global minimum tax on multinational companies. Many Pillar Two rules are effective for fiscal years beginning on January 1, 2024, with other aspects to be effective from 2025. The Company regularly monitors developments in its jurisdictions and considers the impact of the tax-related proposals as they arise.

**We are subject to regulations, which could negatively impact our business.**

Our operations are regulated and licensed by various governmental agencies at the local, state and federal levels in the U.S. and in the foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international activities. Our subsidiaries must also comply with applicable regulations and requirements of various agencies.

The regulatory landscape in which we operate is constantly evolving and subject to significant change, including as a result of evolving political and social pressures. Future laws, regulations and regulatory reforms may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. If higher costs are incurred by us as a result of future changes in regulations, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Proposed or pending legislative or regulatory changes, or future legislative or regulatory changes, at the federal, state or local level may decrease demand for our services, increase our costs, including our labor costs, and negatively affect our business and our results of operations.

Our business is subject to possible regulatory and legislative changes that may impact our operations, including but not limited to changes that would encourage workers to unionize, make it easier for workers to collectively bargain, increase operational requirements on our business or mandate certain restrictions on the terms of employment for individual workers, including how often they can work or how long they can work in any individual shift. Any and all of these changes or other similar changes could have significant implications for our business model, including increasing our labor costs, reducing our operational flexibility and restricting our ability to meet our customers' expectations and demands, any of which could negatively affect our business and our results of operations. If such regulations are adopted, they could increase our cost of operations or hinder our ability to meet our customers' expectations and demands, either of which would negatively affect our business and our results of operations.

Additionally, significant regulatory changes at the federal, state or local level may negatively affect economic output, cause growth to slow, reduce consumer spending and sentiment and result in decreased demand for our services, negatively affecting our business and our results of operations.

Economic recessions and other factors, such as heightened geopolitical tensions or conflict, that reduce consumer spending, both in North America and Europe, could have a material adverse impact on our business.

Our performance is affected by recessionary economic cycles, downturns in customers' business cycles and changes in customers' business practices. Our customers experience cyclical fluctuations in demand for their products due to economic recessions, which reduces the demand for our services and could adversely affect our business, results of operations, cash flows and financial condition. The ramifications of any period of heightened geopolitical tensions or conflicts, including increased international trade sanctions or tariffs, may negatively impact regional and global economic markets, including where we operate, may cause supply chain disruptions, may reduce consumer demand and may cause inflation with increased costs for labor, transportation and energy. Any period of heightened geopolitical tensions or conflict can increase financial market volatility and could negatively affect our ability to raise additional capital when required. While we do not conduct business in Russia, the conflict and its effects could adversely affect our business, results of operations, cash flows and financial condition.

Risks Related to Environmental, Social and Governance

Compliance with ESG laws and regulations could result in significant costs that adversely affect our consolidated results of operations.

Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Additionally, various jurisdictions, such as the State of California, the United Kingdom, and the European Union, have enacted legislation requiring certain companies disclose climate-related financial risk as well as GHG emissions, and other non-financial information. The requirements differ across regulations, increasing the cost of compliance. We may incur additional expenses both in the management of disclosure as well as potential changes in company operations to comply with the regulations. Certain jurisdictions have enacted legislation requiring certain companies to look in their supply chain and more actively manage risk and disclose non-financial metrics such as GHG emissions and health and safety. Managing bespoke customer requests related to ESG regulation may also increase our expenses. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements

expand, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

Our ability to achieve our ESG goals is subject to risks, many of which are outside our control, and our reputation could be harmed if we fail to meet such goals.

Our ability to achieve our ESG goals, including our goal to achieve 30% reduction in Greenhouse Gas ("GHG") emissions by 2030, and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks and may be dependent on the actions of suppliers and other third parties, all of which are outside our control. Additionally, as we focus on growth the cost to meet our ESG goals, specifically decarbonization, may increase. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, our reputation could be negatively impacted. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our Company.

Risks Related to Our Common Stock

Any stockholder's percentage of ownership in GXO may be diluted in the future at any given time.

In the future, existing holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees have stock-based awards that correspond to shares of our common stock and the compensation committee of our board of directors has granted and is likely to continue to grant additional stock-based awards to our employees under our employee benefits plans. Such awards will have a dilutive effect on the number of GXO shares outstanding and therefore on our earnings per share, which could adversely affect the market price of our common stock.

Certain provisions in GXO's amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of GXO, which could decrease the trading price of GXO's common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include:

- the ability of our remaining directors to fill vacancies on our board of directors;
- limitations on stockholders' ability to call a special stockholder meeting or act by written consent;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and
- the right of our board of directors to issue preferred stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporate Law (the "DGCL"), which could have the effect of delaying or preventing a change of control. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates become the holder of more than 15% of the corporation's outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make GXO immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders

and could delay or prevent an acquisition that our board of directors determines is not in the best interests of GXO and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

GXO's amended and restated certificate of incorporation contains an exclusive forum provision that may discourage lawsuits against GXO and GXO's directors and officers.

Our amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of GXO, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of GXO to GXO or to GXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against GXO or any current or former director or officer of GXO arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving GXO governed by the internal affairs doctrine or any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL.

To the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although GXO stockholders will not be deemed to have waived GXO's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with GXO or our directors or officers, which may discourage such lawsuits against GXO or our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

We cannot guarantee that our share repurchase program will be fully implemented or that it will enhance long-term shareholder value.

In February 2025, our board of directors authorized the repurchase by the Company of up to $500 million of our common stock. The share repurchase plan permits repurchases of our common stock to be made from time to time in management's discretion, through a variety of methods, including a 10b5-1 trading plan, open market purchases, privately negotiated transactions or otherwise. The timing and number of shares of common stock repurchased will depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. As a result, there can be no guarantee regarding the timing or volume of our share repurchases. The share repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves. The repurchase program may be suspended or discontinued at any time and, even if fully implemented, may not enhance long-term shareholder value.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We believe that cybersecurity is fundamental to how we operate and as such we place significant focus on defining and managing our cybersecurity risk. With the ever-changing cybersecurity landscape and continual emergence of new threats, our Board of Directors, Audit Committee and senior management team ensure that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We have an Enterprise Risk Management Committee, comprising senior leaders from key functions, and a Cybersecurity Risk

Committee which utilize the National Institute of Standards and Technology ("NIST") framework to ensure that these risks are clearly and effectively categorized and treated.

We utilize comprehensive and widespread information sources and services (including third-party threat intelligence) to understand the threat landscape faced by the Company and design our protective controls accordingly using a defense-in-depth approach. The layers of these defenses are aligned to the NIST framework; Govern, Identify, Protect, Detect, Respond and Recover. The Enterprise Risk Management Committee and Cybersecurity Risk Management Committee meet regularly to consider any change to risk levels and ensure that the Company's cybersecurity controls remain commensurate to those risk levels. These controls and their performance are constantly evaluated and evolved to ensure that the Company remains well protected against any new threats.

The Company's Chief Information Security Officer ("CISO") is responsible for developing and implementing our cybersecurity program and reporting on related matters to our Board of Directors. The CISO has over two decades of cyber security experience in a variety of industries including banking, aerospace, manufacturing and defense. A decade of this experience has been in senior leadership roles. The CISO leads a global team of highly trained experts covering all major cybersecurity functions including Technical Engineering and Architecture, Governance Risk and Compliance, Security Operations and Incident Response, Threat and Vulnerability Management and Security Awareness. The technologies, policies and processes associated with these functions are tested by third parties at least annually to ensure continued effectiveness and identify any opportunities for improvement. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors and intellectual property.

A full suite of cybersecurity policies exists and is applicable to all employees globally. These policies are reviewed annually and approved by relevant senior leaders. All Company employees are required to complete cybersecurity training annually, with quarterly "refreshers" throughout the year. An advanced phishing simulation program exists at the Company and all employees are tested at least monthly on their ability to identify phishing emails.

We invest in our cybersecurity defenses and have implemented multiple layers of protection against all known critical threats. We have high levels of compliance to protective controls on our technical estate, robust perimeter defenses, industry-leading filtering and analysis of web and email traffic, widespread multi-factor authentication, continuous training of our employees through educational material or simulation (e.g., phishing) and 24/7 monitoring of the IT estate. We have a robust and up-to-date Cyber Incident Response Plan ("CIRP") that is performed as a table-top exercise at least annually. A range of dashboards has been designed for use by the cybersecurity management team to monitor the day-to-day performance of the cybersecurity defenses and immediately remediate any sign of concern.

All third-party vendors utilized by GXO undergo a cybersecurity assessment at the time of engagement. This assessment scrutinizes the third party's cybersecurity maturity to ascertain the level of risk the third party may present to the systems and data of GXO and its customers. Additionally, these vendors' security maturity is constantly monitored via a third-party service.

Our Audit Committee and our Board of Directors actively participate in discussions with management and among themselves regarding cybersecurity risks. In addition, our Board receives regular cybersecurity reports, which include a review of key performance and risk indicators, test results and related remediation and recent threats and how the Company is managing those threats.

Despite the continuous risk faced by the Company, we have suffered no incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition, nor have we had any widespread intrusion or incident. Notwithstanding the exhaustive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business, results of operations and financial condition. While GXO maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

Item 2. Properties.

As of December 31, 2024, we operated in 1,030 facilities, including our corporate and administrative offices, of which 420 facilities are owned or leased by our customers. We lease our global headquarters in Greenwich, Connecticut and our executive office in London, England. In the aggregate, we occupied approximately 218 million square feet in our locations.

Locations	Facilities				Square Footage			
	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total
					(in millions)			
United States	176	—	120	296	49	—	35	84
United Kingdom	209	4	186	399	21	1	36	58
Europe	184	—	97	281	41	—	30	71
Other [2]	37	—	17	54	4	—	1	5
Total	606	4	420	1,030	115	1	102	218

(1) Locations owned or leased by our customers.
(2) Locations are in Asia, Latin America and Canada.

Item 3. Legal Proceedings.

See Item 8 of Part II, "Financial Statements and Supplementary Data — Note 18. "Commitments and Contingencies" to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "GXO." On February 13, 2025, there were approximately 74 record holders of our common stock.

We have never declared or paid cash dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Stock Performance Graph

GXO became a standalone publicly traded company on August 2, 2021. The following graph sets forth the cumulative total stockholder return to GXO's stockholders for the period beginning August 2, 2021, through December 31, 2024, as well as the corresponding returns on the S&P 400 MidCap Index, the S&P 500 Technology Index and the S&P 500 Transportation Index.

The stock performance assumes $100 was invested on August 2, 2021, in our common stock, the S&P 400 MidCap Index, the S&P 500 Technology Index and the S&P 500 Transportation Index, including reinvestment of dividends through December 31, 2024.



	8/2/21	12/31/21	12/31/22	12/31/23	12/31/24
GXO	$ 100.00	$ 144.01	$ 67.69	$ 96.97	$ 68.97
S&P 400 MidCap Index	100.00	105.57	90.28	103.33	115.93
S&P 500 Technology Index	100.00	113.85	80.94	126.59	171.76
S&P 500 Transportation Index	100.00	110.27	88.61	97.57	96.16

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report. This Form 10-K contains certain forward-looking statements that are intended to be covered by the safe harbors created by The Private Securities Litigation Reform Act of 1995. Please see "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Also, the following discussion and analysis of our financial condition and results of operations generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 financial condition and year-to-year comparisons between 2023 and 2022 are not included in this Annual Report and can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023.

Business Overview

GXO Logistics, Inc., together with its subsidiaries ("GXO," the "Company," "our" or "we"), is the largest pure-play contract logistics provider in the world and a foremost innovator in the industry. We provide our customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment goods arrive at our warehouses through fulfillment and distribution, and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

We strive to provide all customers with consistent quality service and cutting-edge automation. We also collaborate with our largest customers on planning and forecasting and assist with network optimization, working with these customers to design or redesign their supply chains to meet specific goals, such as environmental, social and governance. Our multidisciplinary, consultative approach has led to many of our key customer relationships extending for years and expanding in scope.

The most dramatic growth in demand in recent years has been in e-commerce and related sectors, including omnichannel retail and other direct-to-consumer channels. We expect to attract new customers and expand the services we provide to existing customers through new projects, thus earning more of their logistics spending. We use technology to manage advanced automation, labor productivity, sustainability, safety and the complex flow of goods within sophisticated warehouse environments.

Our business model is asset-light and historically resilient in cycles, with high returns, strong free cash flow and visibility into revenue and earnings. The vast majority of our contracts with customers are long-term in nature, and our warehouse lease arrangements generally align with contract length. The Company has both fixed-price contracts (closed book or hybrid contracts) and cost-plus contracts (open book contracts). Most of our customer contracts contain both fixed and variable components. The fixed component is typically designed to cover warehouse, technology and equipment costs, while the variable component is determined based on expected volumes and associated labor costs. Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent the Company's actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit. Cost-plus contracts provide for the payment of allowable costs incurred during the performance of the contract plus a specified margin.

On April 29, 2024, the Company completed the acquisition of Wincanton plc ("Wincanton"), a U.K. logistics provider specializing in both warehousing and transportation solutions ("the Wincanton Acquisition"). On October 23, 2023, the Company completed the acquisition of PFSweb, Inc. ("PFS"), an e-commerce order fulfillment company based in Irving, Texas (the "PFS Acquisition"). Due to the acquisitions of Wincanton in 2024 and PFS in 2023, comparisons in our results of operations between 2024 and 2023 are less meaningful. For additional information regarding our acquisitions, see Note 4. "Acquisitions" to the Consolidated Financial Statements.

Results of Operations

(In millions, except percentages)	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
Revenue	$ 11,709	$ 9,778	$ 1,931	20 %
Direct operating expense	9,853	8,035	1,818	23 %
Selling, general and administrative expense	1,061	998	63	6 %
Depreciation and amortization expense	415	361	54	15 %
Transaction and integration costs	76	34	42	n/m
Restructuring costs and other	27	32	(5)	(16)%
Litigation expense	59	—	59	n/m
Operating income	218	318	(100)	(31)%
Other income, net	31	1	30	n/m
Interest expense, net	(103)	(53)	(50)	94 %
Income before income taxes	146	266	(120)	(45)%
Income tax expense	(8)	(33)	25	(76)%
Net income	$ 138	$ 233	$ (95)	(41)%

n/m - not meaningful

Revenue for 2024 increased by 20%, or $1.9 billion, to $11.7 billion compared with $9.8 billion for 2023. The increase primarily reflects $1.6 billion from the acquisitions of Wincanton and PFS. Also, revenue increased in our Continental Europe and U.K. and Ireland businesses, mainly driven by higher pricing. Foreign currency movements increased revenue by $109 million in 2024.

Direct operating expenses comprise both fixed and variable expenses and consist of operating costs related to our warehouse operations, including personnel costs, rent expenses, utility costs, equipment maintenance and repair costs, transportation costs, costs of materials and supplies and information technology expenses. Direct operating expense for 2024 increased by 23%, or $1.8 billion, to $9.9 billion compared with $8.0 billion for 2023. The increase primarily reflects $1.4 billion from the acquisitions of Wincanton and PFS, and higher personnel and temporary labor expenses in the U.K. and Ireland business from growth in the business. Direct operating expense also increased due to foreign currency movement in our U.K. and Ireland and Continental Europe businesses. As a percentage of revenue, direct operating expense was 84.1% and 82.2% in 2024 and 2023, respectively. The increase in Direct operating expense as a percentage of revenue was primarily related to the Wincanton Acquisition.

Selling, general and administrative expense ("SG&A") primarily consists of salary and benefit costs for executive and certain administration functions, professional fees, bad debt expense and legal costs. SG&A for 2024 increased by 6%, or $63 million, to $1.1 billion, compared with $998 million in 2023. The increase was primarily driven by the acquisitions of Wincanton and PFS.

Depreciation and amortization expense for 2024 increased by $54 million to $415 million compared with $361 million for 2023. Depreciation and amortization expense increased primarily due to the acquisitions of Wincanton and PFS. Depreciation and amortization expense included amortization of intangible assets acquired of $108 million and $71 million in 2024 and 2023, respectively.

Transaction and integration costs were $76 million in 2024, compared with $34 million for 2023. Transaction and integration costs in 2024 primarily included $61 million related to the Wincanton Acquisition and $8 million related to the integration of PFS. Transaction and integration costs in 2023 primarily included $20 million related to the integration of Clipper Logistics plc and $12 million related to the PFS Acquisition.

We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. These costs are primarily related to severance, including projects to optimize human resources, finance and information technology activities, and are not associated with customer attrition. Restructuring costs and other were $27 million for 2024, compared with $32 million for 2023. Restructuring costs and other in 2024 related to a restructuring plan designed to centralize certain finance, human resource and IT functions. Restructuring costs and other for 2023 included $16 million related to severance, $11 million for impairment charges, and $5 million associated with the exit of a non-core businesses in Asia.

Litigation expense in 2024 related to a settlement agreement dated June 14, 2024. We recognized $59 million for the settlement, associated legal fees, and other related expenses. For additional information regarding our legal matters see Note 18. "Commitments and Contingencies" to the Consolidated Financial Statements.

Other income, net increased due to higher pension income and foreign currency movements. In 2024, pension income primarily increased due to a defined benefit plan assumed in connection with the Wincanton Acquisition. In 2024, the Company recorded a gain of $8 million in connection with a real estate transaction.

Other income, net was as follows:

	Year Ended December 31,			
(In millions, except percentages)	2024	2023	$ Change	% Change
Net periodic pension income	$ 21	$ 8	$ 13	n/m
Foreign currency gain (loss):				
Realized foreign currency option and forward contracts loss	(5)	(13)	8	(62)%
Unrealized foreign currency option and forward contracts gain	11	4	7	n/m
Foreign currency transaction and remeasurement loss	(3)	—	(3)	n/m
Total foreign currency gain (loss)	3	(9)	12	n/m
Other	7	2	5	n/m
Other income, net	$ 31	$ 1	$ 30	n/m

n/m - not meaningful

Interest expense, net increased due to the debt incurred for the Wincanton Acquisition. Interest expense, net was as follows:

	Year Ended December 31,			
(In millions, except percentages)	2024	2023	$ Change	% Change
Debt and capital leases	$ 148	$ 96	$ 52	54 %
Cross-currency swaps	(39)	(33)	(6)	18 %
Interest income	(6)	(10)	4	(40)%
Interest expense, net	$ 103	$ 53	$ 50	94 %

Income before income taxes for 2024 decreased by $120 million, to $146 million, compared with $266 million for 2023. The decrease was mainly driven by higher transaction and integration costs, litigation expense, and interest expense, partially offset by higher other income, net. Income before income taxes for our domestic operations was a pre-tax loss of $88 million for 2024, compared with $97 million of pre-tax income in 2023. The decrease from income to a loss in 2024 was primarily driven by higher transaction and integration costs, litigation expense and

interest expense for debt incurred for the Wincanton Acquisition. Income before income taxes for our foreign operations was $234 million for 2024 compared with $169 million in 2023. The increase in 2024 was primarily driven by growth in the business and other income, net.

Income tax expense was $8 million in 2024, compared with $33 million in 2023. Our effective tax rate was 5.6% in 2024 and 12.4% in 2023. The decrease in our effective income tax rate was driven by income tax benefits from the release of valuation allowances in 2024.

Liquidity and Capital Resources

Overview

Our ability to fund our operations and anticipated capital needs is reliant upon the generation of cash from operations, supplemented as necessary by periodic utilization of our revolving credit facility and factoring programs. Our principal uses of cash in the future will be primarily to fund our operations, working capital needs, capital expenditures, repayment of borrowings and strategic business development transactions. The timing and magnitude of our new contract start-ups can vary and may positively or negatively impact our cash flows. We continually evaluate our liquidity requirements and capital structure in light of our operating needs, growth initiatives and capital resources.

As of December 31, 2024, we held cash and cash equivalents of $413 million, restricted cash of $72 million recorded in Other long-term assets, and we had $999 million of borrowing capacity available, net of letters of credit under our revolving credit facilities. During 2024, we deposited €68 million ($70 million as of December 31, 2024) of restricted cash in relation to a contingency, and in January 2025, the Company deposited an additional amount of €16 million ($17 million).

We believe that our cash and cash equivalents on hand, our cash flows from operations, the borrowing capacity under our revolving credit facilities, and the use of our factoring programs will provide sufficient liquidity to operate our business and fund our current and assumed obligations for at least the next 12 months.

For additional information regarding our cash requirements from contractual obligations, indebtedness and lease obligations, and legal matters, see Note 18. "Commitments and Contingencies," Note 10. "Debt and Financing Arrangements" and Note 9. "Leases" to the Consolidated Financial Statements.

Capital Expenditures

Our future capital spending includes fulfillment costs and investments in technology and automation to improve the speed and accuracy of order fulfillment and the resiliency of our supply chains. The level and the timing of the Company's capital expenditures within these categories can vary as a result of a variety of factors outside our control, such as the timing of new contracts, availability of labor and materials and foreign currency fluctuations. We believe that we have significant discretion over the amount and timing of our capital expenditures as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events.

Financial Condition

The following table summarizes our asset and liability balances as of December 31, 2024 and 2023:

	December 31,			
(In millions, except percentages)	**2024**	**2023**	**$ Change**	**% Change**
Total current assets	$ 2,641	$ 2,568	$ 73	3 %
Total long-term assets	8,625	6,939	1,686	24 %
Total current liabilities	3,189	2,626	563	21 %
Total long-term liabilities	5,042	3,935	1,107	28 %

Total assets and liabilities increased from December 31, 2023 to December 31, 2024 primarily due to the Wincanton Acquisition. Total liabilities also increased due to issuance of $1.1 billion of unsecured notes to fund the Wincanton Acquisition.

Cash Flow Activity

Our cash flows from operating, investing and financing activities, as reflected on our Consolidated Statements of Cash Flows, were summarized as follows:

	Year Ended December 31,			
(In millions, except percentages)	**2024**	**2023**	**$ Change**	**% Change**
Net cash provided by operating activities	$ 549	$ 558	$ (9)	(2)%
Net cash used in investing activities	(1,157)	(410)	(747)	n/m
Net cash provided by (used in) financing activities	636	(186)	822	n/m
Effect of exchange rates on cash and cash equivalents	(13)	13	(26)	n/m
Net increase (decrease) in cash, restricted cash and cash equivalents	$ 15	$ (25)	$ 40	n/m

n/m - not meaningful

Operating Activities

Cash flows provided by operating activities for 2024 decreased by $9 million compared to 2023. This decline was driven by decreased net income after adjustments for non-cash items, offset by benefits from working capital activity compared to the prior year.

Investing Activities

Investing activities used $1.2 billion of cash in 2024 compared with $410 million in 2023. During 2024, we used $863 million, net of cash received, to fund the Wincanton Acquisition, used $359 million of cash to purchase property and equipment, partially offset by $61 million of proceeds from the sales of property and equipment and $4 million in net proceeds from the settlement of cross-currency swap agreements, excluding accrued interest. During 2023, we used $274 million of cash for capital expenditures, used $149 million in connection with the PFS Acquisition and $3 million in settlement of cross-currency swap agreements, excluding accrued interest, partially offset by $18 million of proceeds from the sales of property and equipment.

Financing Activities

Financing activities generated $636 million of cash in 2024 and used $186 million in 2023. The primary source of cash from financing activities in 2024 was the issuance of long-term debt of $1.1 billion, partially offset by cash used to repay $408 million of debt, $45 million to repay finance lease obligations and $8 million in payments for employee taxes on net settlement of equity awards. The primary use of cash from financing activities in 2023 was

$140 million in repayment of debt, $29 million to repay finance lease obligations and $12 million in payments for employee taxes on net settlement of equity awards.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

As of December 31, 2024, our outstanding obligations under operating and finance leases were $2.5 billion and $276 million, respectively. For additional information see Note 9. "Leases" to the Consolidated Financial Statements.

As of December 31, 2024, we had a total of $1.9 billion of Unsecured Notes outstanding, consisting of $1.1 billion Unsecured Notes with interest payable semiannually on May 6 and November 6 of each year and $800 million Unsecured Notes with interest payable semiannually on January 15 and July 15 of each year. We also have $450 million of variable-rate term loans outstanding with interest payable in arrears at our option monthly, quarterly, or semiannually. For additional information see Note 10. "Debt and Financing Arrangements" to the Consolidated Financial Statements.

In addition, we have obligations for agreements to purchase goods or services entered into in the ordinary course of business that are enforceable and legally binding.

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in accordance with GAAP. We make assumptions, estimates and judgments that affect our reported amounts of assets, liabilities, revenues, expenses, gains and losses. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified the following accounting policies to be the most critical as they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application.

Business Combinations

We record tangible and intangible assets acquired and liabilities assumed in business combinations under the purchase method of accounting. We allocate the fair value of purchase consideration to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Significant assumptions utilized in the allocation of the purchase price related to intangible assets include future expected cash flows from acquired intangibles and discount rates.

Our estimates of fair value are based upon reasonable assumptions but are inherently uncertain and unpredictable, and as a result, actual results may differ from these estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. For additional information see Note 4. "Acquisitions" to the Consolidated Financial Statements.

Evaluation of Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Goodwill is tested at the reporting unit level, which is an operating segment or one level below, on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We have three reporting units: i) Americas and Asia-Pacific, ii) United Kingdom and Ireland and iii) Continental Europe.

For each reporting unit, we first assess qualitative factors that are specific to the reporting unit as well as industry and macroeconomic factors to determine whether it is necessary to perform a quantitative goodwill impairment test. The qualitative factors could include a significant change in the business climate, legal factors, operating performance indicators, competition or the sale or disposition of a significant portion of a reporting unit. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed.

A quantitative goodwill impairment test, when performed, includes estimating the fair value of a reporting unit using the income and/or market approach. The income approach of determining fair value is based on the present value of estimated future cash flows, which requires us to make various assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. The discount rates reflect management's judgment and are based on a risk-adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe using these valuation techniques yields the most appropriate evidence of the reporting unit's fair value.

Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit and therefore could affect the likelihood and amount of any potential impairment.

Employee Benefit Plans

We sponsor various retirement plans, with the most significant plans held in the U.K. (the "U.K. Retirement Plans"). Assumptions used in the accounting for these employee benefit plans include the discount rate and expected return on plan assets. Assumptions are determined based on company data and appropriate market indicators and are evaluated each year at December 31. A change in any of these assumptions would have an effect on the net periodic pension cost reported in the Consolidated Financial Statements.

The discount rate is determined based on the yield on a portfolio of high-quality bonds, constructed to provide cash flows necessary to meet our pension plans' expected future benefit payments, as determined for the accumulated benefit obligation. A 50-basis-point decrease in the discount rate of the U.K. Retirement Plans would result in an estimated increase in the accumulated benefit obligation of approximately $91 million. The expected return on plan assets assumption is derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected returns on various classes of plan assets. An increase or decrease of 50 basis points in the expected return on plan assets for the U.K. Retirement Plans would have decreased or increased our net periodic pension cost by approximately $9 million in 2025. For additional information see Note 15. "Employee Benefit Plans" to the Consolidated Financial Statements.

New Accounting Standards

Information related to new accounting standards is included in Note 2. "Basis of Presentation and Significant Accounting Policies" to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our long-term debt portfolio, excluding finance leases and other debt, consists of $1.9 billion fixed-rate notes and $450 million variable-rate term loans based on the Secured Overnight Financing Rate ("SOFR"). For our variable-rate debt, we entered into interest rate swap agreements to convert $125 million of variable-rate U.S. dollar ("USD") denominated debt into USD-denominated fixed-rate debt. Additionally, we entered into cross-currency swap agreements to convert $250 million of variable-rate debt from SOFR to the Euro Interbank Offered Rate ("Euribor"). As of December 31, 2024, a hypothetical 1% increase in SOFR and Euribor would have increased our interest expense by approximately $3 million.

Foreign Currency Exchange Rate Risk

A significant proportion of our net assets and income are in non-USD currencies, primarily the British pound sterling ("GBP") and the Euro ("EUR"). We are exposed to currency risk from potential changes in functional currency values of our foreign currency denominated assets, liabilities and cash flows. Consequently, the depreciation of the EUR or the GBP relative to the USD could adversely impact on our financial results.

We entered into cross-currency swap and forward agreements to manage our foreign currency exchange risk by effectively converting a portion of the fixed-rate USD-denominated debt, including the interest payments, to fixed-rate EUR-denominated debt and a portion of the floating-rate USD-denominated loans, including the interest payments, to floating-rate EUR-denominated debt. We use foreign currency options and forward contracts to mitigate the risk of a reduction in the value of earnings from our operations that use the EUR or GBP as their functional currency.

As of December 31, 2024, a uniform 10% strengthening in the value of the USD relative to the EUR and GBP would have decreased our net assets by $70 million and $92 million, respectively, net of foreign currency hedging. These theoretical calculations assume that an instantaneous, parallel shift in exchange GBP and EUR rates occurs.

See Note 11. "Fair Value Measurements and Financial Instruments" to the Consolidated Financial Statements for additional information.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
GXO Logistics, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GXO Logistics, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Wincanton plc. during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, Wincanton plc.'s internal control over financial reporting associated with approximately 9.9% of total assets, excluding associated goodwill and intangible assets and approximately 11.8% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Wincanton plc.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and

testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition-date fair value of a customer relationship intangible asset

As discussed in Note 4 to the consolidated financial statements, on April 29, 2024, the Company acquired Wincanton plc in a business combination for consideration of approximately $958 million. As a result of the transaction, the Company acquired a customer relationship intangible asset associated with the generation of future income from the acquiree's existing customers. The acquisition-date fair value of intangible assets recorded by the Company was $539 million, which included a customer relationship intangible asset.

We identified the evaluation of the acquisition-date fair value of the customer relationship intangible asset as a critical audit matter. Subjective auditor judgment was required to evaluate certain assumptions used to estimate the acquisition-date fair value of the customer relationship intangible asset. Specifically, there was limited observable market information for the forecasted revenue and customer attrition assumptions, and evaluation of the discount rate assumption required specialized skills and knowledge. Changes in these assumptions could have had a significant impact on the acquisition-date fair value of the customer relationship intangible asset.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate the acquisition-date fair value of the customer relationship intangible asset. This included controls related to the determination of the forecasted revenue, customer attrition, and discount rate assumptions used in the Company's model. We evaluated the Company's forecasted revenue of the acquired company by comparing it to past performance of the acquired company, and actual and forecasted revenue trends of the acquiree's peers. We evaluated the Company's customer attrition assumption by comparing it to historical attrition

experienced by the acquired company. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate used by comparing it against a discount rate that was developed using publicly available market data for comparable entities.

Sufficiency of audit evidence over revenue from contracts with customers

As discussed in Notes 2 and 3 to the consolidated financial statements, revenue is recognized over the period in which services are provided under the terms of the Company's contractual relationship with its customers. For the year ended December 31, 2024, the Company reported $11.7 billion of revenue.

We identified the evaluation of the sufficiency of audit evidence over revenue from contracts with customers (revenue) as a critical audit matter. Subjective auditor judgment and IT professionals with specialized skills and knowledge were required to evaluate the sufficiency of audit evidence obtained over revenue due to the number and dispersion of warehouse management and other IT systems used in the processing and recording of revenue.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenue, including manual controls related to the examination of revenue contracts and detection of revenues recorded outside of expectations. We involved IT professionals with specialized skills and knowledge to test certain manual and automated controls, including general IT controls, over multiple relevant IT systems and information used in internal control. We compared certain revenue activity recorded during the year to cash received, adjusted for reconciling items. We evaluated the relevance and reliability of certain reconciling items to underlying documentation, including the changes in accounts receivable and deferred revenue. We examined a selection of revenue contracts and transactions to assess that revenue was recorded in accordance with the Company's accounting policy. Additionally, for a sample of accrued revenue at year-end, we confirmed with the Company's customers the amount of revenue billed subsequent to year-end and compared the result to the Company's accounting records. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

New York, New York
February 18, 2025

GXO Logistics, Inc.
Consolidated Statements of Operations

(Dollars in millions, shares in thousands, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 11,709	$ 9,778	$ 8,993
Direct operating expense	9,853	8,035	7,443
Selling, general and administrative expense	1,061	998	886
Depreciation and amortization expense	415	361	329
Transaction and integration costs	76	34	61
Restructuring costs and other	27	32	32
Litigation expense	59	—	—
Operating income	218	318	242
Other income, net	31	1	51
Interest expense, net	(103)	(53)	(29)
Income before income taxes	146	266	264
Income tax expense	(8)	(33)	(64)
Net income	138	233	200
Net income attributable to Noncontrolling Interests ("NCI")	(4)	(4)	(3)
Net income attributable to GXO	$ 134	$ 229	$ 197
Earnings per share			
Basic	$ 1.12	$ 1.93	$ 1.68
Diluted	$ 1.12	$ 1.92	$ 1.67
Weighted-average common shares outstanding			
Basic	119,413	118,908	117,050
Diluted	119,798	119,490	117,616

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Statements of Comprehensive Income

(In millions)	Year Ended December 31,					
	2024		**2023**		**2022**	
Net income	$	138	$	233	$	200
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments		(34)		19		(98)
Cash flow hedges		(1)		(2)		7
Pension plans		(42)		(1)		(36)
Other comprehensive income (loss), net of tax		(77)		16		(127)
Comprehensive income, net of tax		61		249		73
Less: Comprehensive income attributable to NCI		1		5		2
Comprehensive income attributable to GXO	$	60	$	244	$	71

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Balance Sheets

(Dollars in millions, shares in thousands, except per share amounts)	December 31,			
	2024		**2023**	
ASSETS				
Current assets				
Cash and cash equivalents	$	413	$	468
Accounts receivable, net of allowance of $15 and $11		1,799		1,753
Other current assets		429		347
Total current assets		2,641		2,568
Long-term assets				
Property and equipment, net of accumulated depreciation of $1,732 and $1,545		1,160		953
Operating lease assets		2,329		2,201
Goodwill		3,549		2,891
Intangible assets, net of accumulated amortization of $618 and $528		986		567
Other long-term assets		601		327
Total long-term assets		8,625		6,939
Total assets	$	11,266	$	9,507
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	776	$	709
Accrued expenses		1,271		966
Current debt		110		27
Current operating lease liabilities		647		597
Other current liabilities		385		327
Total current liabilities		3,189		2,626
Long-term liabilities				
Long-term debt		2,521		1,620
Long-term operating lease liabilities		1,898		1,842
Other long-term liabilities		623		473
Total long-term liabilities		5,042		3,935
Commitments and Contingencies (Note 18)				
Stockholders' Equity				
Common Stock, $0.01 par value per share; 300,000 shares authorized, 119,496 and 119,057 shares issued and outstanding		1		1
Preferred Stock, $0.01 par value per share; 10,000 shares authorized, none issued and outstanding		—		—
Additional Paid-In Capital ("APIC")		2,629		2,598
Retained earnings		686		552
Accumulated Other Comprehensive Income (Loss) ("AOCIL")		(313)		(239)
Total stockholders' equity before NCI		3,003		2,912
NCI		32		34
Total equity		3,035		2,946
Total liabilities and equity	$	11,266	$	9,507

See accompanying Notes to the Consolidated Financial Statements.

(In millions)	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 138	$ 233	$ 200
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization expense	415	361	329
Stock-based compensation expense	39	35	33
Deferred tax benefit	(38)	(41)	(7)
Other	1	23	(17)
Changes in operating assets and liabilities			
Accounts receivable	118	(17)	(71)
Other assets	(54)	28	24
Accounts payable	23	(3)	45
Accrued expenses and other liabilities	(93)	(61)	6
Net cash provided by operating activities	549	558	542
Cash flows from investing activities:			
Capital expenditures	(359)	(274)	(342)
Proceeds from sale of property and equipment	61	18	40
Acquisition of business, net of cash acquired	(863)	(149)	(876)
Cross-currency swap agreements settlement	4	(3)	21
Other	—	(2)	8
Net cash used in investing activities	(1,157)	(410)	(1,149)
Cash flows from financing activities:			
Proceeds from debt, net	1,090	—	917
Repayments of debt, net	(408)	(140)	(82)
Repayments of finance lease obligations	(45)	(29)	(33)
Taxes paid related to net share settlement of equity awards	(8)	(12)	(16)
Other	7	(5)	1
Net cash provided by (used in) financing activities	636	(186)	787
Effect of exchange rates on cash and cash equivalents	(13)	13	(18)
Net increase (decrease) in cash, restricted cash and cash equivalents	15	(25)	162
Cash, restricted cash and cash equivalents, beginning of year	470	495	333
Cash, restricted cash and cash equivalents, end of year	$ 485	$ 470	$ 495
Reconciliation of cash, restricted cash and cash equivalents			
Cash and cash equivalents	$ 413	$ 468	$ 495
Restricted cash (included in Other long-term assets)	72	2	—
Total cash, restricted cash and cash equivalents	$ 485	$ 470	$ 495

See accompanying Notes to the Consolidated Financial Statements.

(In millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Supplemental cash flow information:			
Cash paid for interest, net	$ 97	$ 57	$ 34
Cash paid for income taxes, net	43	84	111
Noncash investing and financing activities:			
Common stock issued for acquisition	$ —	$ —	$ 204

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Statements of Changes in Equity

(Shares in thousands, dollars in millions)	Common Stock Shares	Amount		APIC		Retained Earnings		AOCIL		Equity Before NCI		NCI		Total Equity	
December 31, 2021	114,659	$	1	$	2,354	$	126	$	(130)	$	2,351	$	39	$	2,390
Net income	—	—		—		197		—		197		3		200
Other comprehensive loss	—	—		—		—		(126)		(126)		(1)		(127)
Stock-based compensation	—	—		33		—		—		33		—		33
Vesting of stock compensation awards	557	—		—		—		—		—		—		—
Tax withholding on vesting of stock compensation awards	(246)	—		(16)		—		—		(16)		—		(16)
Common stock issued for acquisition	3,758	—		204		—		—		204		—		204
Other	—	—		—		—		2		2		(8)		(6)
December 31, 2022	118,728	$	1	$	2,575	$	323	$	(254)	$	2,645	$	33	$	2,678
Net income	—	—		—		229		—		229		4		233
Other comprehensive income	—	—		—		—		15		15		1		16
Stock-based compensation	—	—		35		—		—		35		—		35
Vesting of stock compensation awards	555	—		—		—		—		—		—		—
Tax withholding on vesting of stock compensation awards	(226)	—		(12)		—		—		(12)		—		(12)
Other	—	—		—		—		—		—		(4)		(4)
December 31, 2023	119,057	$	1	$	2,598	$	552	$	(239)	$	2,912	$	34	$	2,946
Net income	—	—		—		134		—		134		4		138
Other comprehensive loss	—	—		—		—		(74)		(74)		(3)		(77)
Stock-based compensation	—	—		39		—		—		39		—		39
Vesting of stock compensation awards	607	—		—		—		—		—		—		—
Tax withholding on vesting of stock-based compensation awards	(168)	—		(8)		—		—		(8)		—		(8)
Other	—	—		—		—		—		—		(3)		(3)
December 31, 2024	119,496	$	1	$	2,629	$	686	$	(313)	$	3,003	$	32	$	3,035

See accompanying Notes to the Consolidated Financial Statements.

1. Organization

Nature of Operations

GXO Logistics, Inc., together with its subsidiaries ("GXO" or the "Company"), is the largest pure-play contract logistics provider in the world. The Company provides its customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by its ability to deliver technology-enabled, customized solutions at scale. The Company serves a broad range of customers across various industries, such as e-commerce, omnichannel retail, technology and consumer electronics, food and beverage, industrial and manufacturing, and consumer packaged goods, among others. The Company presents its operations in the Consolidated Financial Statements as one reportable segment.

The Company became a standalone publicly traded company on August 2, 2021, when XPO, Inc. ("XPO") spun off the Company to GXO's stockholders and GXO's common stock, par value of $0.01 per share, began trading independently on the New York Stock Exchange under the ticker symbol "GXO". GXO was incorporated as a Delaware corporation in February 2021.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The Company's Consolidated Financial Statements include the accounts of GXO Logistics, Inc. and its majority-owned subsidiaries and variable interest entities where the Company is the primary beneficiary. The Company has eliminated intercompany accounts and transactions. Certain amounts reported for prior years have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires the use of estimates, judgments and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. The Company bases its estimates and judgments on historical information and on various other assumptions that it believes are reasonable under the circumstances. GAAP requires the Company to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, income taxes, loss contingencies, defined benefit plans, valuation of long-lived assets including goodwill and intangible assets and their associated estimated useful lives, collectability of accounts receivable and the fair value of financial instruments. Actual results may vary from those estimates.

Significant Accounting Policies

Cash, Restricted Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. Restricted cash primarily consists of cash deposited in relation to a contingency, and cash collateralizing operating obligations. Restricted cash is recorded in Other long-term assets on the

Consolidated Balance Sheets. See Note 18. "Commitments and Contingencies" for additional information regarding the contingency.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents the Company's unconditional right to receive consideration from its customers. The Company records accounts receivable at the contractual amount and records an allowance for doubtful accounts for the amount it estimates it may not collect. In determining the allowance for doubtful accounts, the Company considers historical collection experience, the age of the accounts receivable balances, the credit quality and risk of its customers, any specific customer collection issues, current economic conditions and other factors that may impact its customers' ability to pay. The Company writes off accounts receivable balances once the receivables are no longer deemed collectible.

The roll forward of the allowance for doubtful accounts was as follows:

			Year Ended December 31,				
(In millions)		**2024**		**2023**		**2022**	
Beginning balance	$	11	$	12	$	13	
Provisions charged to expense		16		10		5	
Write-offs, less recoveries, and foreign exchange translation		(12)		(11)		(6)	
Ending balance	$	15	$	11	$	12	

Property and Equipment

Property and equipment, which includes assets recorded under finance leases, are stated at cost less accumulated depreciation or, in the case of property and equipment acquired in a business combination, at fair value at the date of acquisition. Maintenance and repair expenditures are charged to expenses as incurred.

For internally developed computer software, all costs incurred during the planning and evaluation stages are expensed as incurred. Software development costs are capitalized once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. Land and assets held within construction in progress are not depreciated.

The estimated useful lives of property and equipment are described below:

	Estimated Useful Life
Buildings	40 years
Leasehold improvements	Shorter of useful life or term of lease
Warehouse equipment, fleet and other	3 to 15 years
Technology and automated systems	3 to 15 years
Computer equipment	1 to 5 years
Internal-use software	1 to 5 years

Lease Obligations

The Company has operating leases primarily for real estate, warehouse equipment, material handling equipment, trucks, trailers and containers and finance leases for equipment. The Company determines if an arrangement is a lease at inception. For leases with terms greater than 12 months, the Company recognizes lease assets and liabilities at the lease commencement date based on the present value of the lease payments over the lease term.

For most of the Company's leases, the implicit rate cannot be readily determined and, as a result, the Company uses the incremental borrowing rates at the commencement date to determine the present value of future lease payments. For leases that include fixed rental payments for both the use of the asset ("lease costs") as well as for other occupancy or service costs relating to the asset ("non-lease costs"), the Company generally includes both the lease costs and non-lease costs as a single lease component in the measurement of the lease asset and liability. Certain lease agreements include rental payments based on changes in the consumer price index ("CPI"). Lease liabilities are not remeasured as a result of changes in the CPI; instead, changes in the CPI are treated as variable lease payments and are excluded from the measurement of the right-of-use asset and lease liability. These payments are recognized in the period in which the related obligation is incurred.

Lease agreements may contain rent escalation clauses, renewal or termination options, rent holidays or certain landlord incentives, including tenant improvement allowances. Lease expense is recognized on a straight-line basis over the non-cancelable lease term and renewal periods that are considered reasonably certain. Amounts received from a landlord are included as a reduction to the lease asset and are included within operating activities on the Consolidated Statement of Cash Flows.

Goodwill and Intangible Assets

The Company records goodwill as the excess of the consideration transferred over the fair value of net assets acquired in business combinations. Goodwill is tested for impairment at the reporting unit level, which is an operating segment, or one level below. The Company has three reporting units: i) Americas and Asia-Pacific, ii) United Kingdom and Ireland and iii) Continental Europe. The Company measures goodwill impairment, if any, as the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill.

The Company performed its annual goodwill impairment test on November 1. The review of goodwill impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step quantitative impairment test. In performing the qualitative assessment, the Company considers many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in the Company's stock price, market capitalization of the Company and macroeconomic conditions. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill). The Company uses the income approach and/or a market-based approach to determine the reporting units' fair values. The determination of discounted cash flows used in the income approach requires significant estimates and assumptions. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

The Company's intangible assets consist of customer relationships, trade names, trademarks, and developed technology which are amortized on a straight-line basis or over the period the economic benefits are expected to be realized. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Impairment of Long-lived Assets

The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If an impairment indicator is present, the Company evaluates recoverability by comparing the carrying amount of the asset group to the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group. If the assets are impaired, an impairment loss is measured as the amount by which the carrying amount of the asset group

exceeds the fair value of the asset. The Company estimates fair value using the expected future cash flows discounted at a rate consistent with the risks associated with the recovery of the asset.

Revenue Recognition

The Company generates revenue by providing logistics services for its customers, including warehousing and distribution, order fulfillment, reverse logistics, packaging and labeling, factory and aftermarket support and inventory management ranging from a few months to a few years. Generally, the Company's contracts provide the customer an integrated service that includes two or more services, including but not limited to facility and equipment costs, construction, repair and maintenance services and labor. For these contracts, the Company does not consider the services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in its contracts, which is a series of distinct services that remain substantially the same over time and possess the same pattern of transfer.

Revenue is recognized using the series guidance over the period in which services are provided under the terms of the Company's contractual relationships with its customers. The transaction price is based on the amount specified in the contract with the customer and contains fixed and variable consideration. In general, the fixed consideration in a contract represents reimbursement for warehouse, technology and equipment costs incurred to satisfy the performance obligation and is recognized on a straight-line basis over the term of the contract. The variable consideration is comprised of cost reimbursement based on the costs incurred, per-unit pricing is determined based on units provided and time and materials pricing is based on the hours of services provided. The variable consideration component is recognized over time based on the level of activity. Generally, pricing can be adjusted based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.

Contract Assets and Liabilities

Contract assets consist of two components: customer acquisition costs and costs to fulfill a contract. The Company capitalizes direct and incremental costs incurred to obtain and to fulfill a contract in advance of revenue recognition, such as certain labor, third-party service and related product costs. These costs are recognized as an asset if the Company expects to recover them. Contract assets are recognized consistent with the transfer of the underlying performance obligations to the customer based on the specific contracts to which they relate. Contract assets are amortized to Direct operating expense in the Consolidated Statements of Operations over the contract term.

Contract liabilities represent the Company's obligation to transfer services to a customer for which the Company has received consideration or the amount that is due from the customer.

Derivative Instruments

The Company records all its derivative financial instruments on the Consolidated Balance Sheets as assets or liabilities measured at fair value. For derivatives designated as a hedge, and effective as part of a hedge transaction, the effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income or as a basis adjustment to the underlying hedged item and reclassified to earnings in the year in which the hedged item affects earnings. The effective portion of the gain or loss on hedges of foreign net investments is generally not reclassified to earnings unless the net investment is disposed. To the extent derivatives do not qualify or are not designated as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject us to increased earnings volatility.

Stock-Based Compensation

The Company accounts for stock-based compensation based on the equity instrument's grant date fair value. Stock compensation expense is recognized using the straight-line method, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. For grants of stock options, the Company determines the fair value based on the Black-Scholes option-pricing model. For grants of restricted stock units ("RSU") subject to service-based or performance-based vesting conditions only, the Company establishes the fair value based on the market price on the date of the grant. For grants of restricted stock awards ("RSA") the fair value is equal to the fair market value of the Company's common stock on the date of grant. These shares vest and are issued upon grant. For grants of awards subject to market-based vesting conditions ("PSU"), the Company determines the fair value based on a Monte Carlo simulation model. The Company accounts for forfeitures as they occur.

Earnings per Share

Basic earnings per share ("EPS") is based upon net earnings available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive stock awards that were outstanding. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards when the effect of the potential exercise would be anti-dilutive. For the years ended December 31, 2024, 2023 and 2022, the number of common shares excluded from diluted shares outstanding was 1.1 million, 1.5 million and 2.0 million, respectively, because the effect of including those common shares in the calculation would have been anti-dilutive.

Defined Benefit Plans

The Company calculates its employer-sponsored retirement plan obligations using various actuarial assumptions and methodologies. Assumptions include discount rates, expected long-term rate of return on plan assets, mortality rates and other factors. The assumptions used in recording the projected benefit obligation and fair value of plan assets represent the Company's best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. The Company's obligation and future expense amounts could be materially impacted by differences in experience or changes in assumptions.

The Company determines the net periodic benefit cost of the plans using assumptions regarding the projected benefit obligation and the fair value of the plan assets as of the beginning of the year. Net periodic benefit cost is recorded within Other income, net in the Consolidated Statement of Operations. The Company calculates the funded status of the defined benefit plan as the difference between the projected benefit obligation and the fair value of the plan assets.

The impact of plan amendments, actuarial gains and losses and prior-service costs are recorded in AOCIL and are generally amortized as a component of net periodic benefit cost over the remaining service period of the active employees covered by the defined benefit pension plans. Cumulative gains and losses over 10% of the greater of the beginning of year benefit obligation or fair value of the plan assets are amortized over the expected average life expectancy.

Income Taxes

The Company accounts for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which the Company recognizes the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Consolidated Financial Statements or tax returns. The calculation of the annual effective tax rate relies on several factors including pre-tax earnings, various jurisdiction statutory tax rates, tax credits, uncertain tax positions, valuation allowances and differences between tax laws and accounting laws. The effective tax rate in any financial

statement period may be materially impacted by changes in the blend and/or level of earnings by individual taxing jurisdictions.

If the Company considers that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, presuming an examination by a taxing authority with full knowledge of all relevant information, the Company recognizes all or a portion of the benefit. Valuation allowances are established when it is more likely than not that the Company's deferred tax assets will not be realized based on all available evidence.

The Company uses judgments and estimates in evaluating its tax positions. The Company's tax returns are subject to examination by U.S. Federal, state and local and foreign taxing jurisdictions. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years. The Company recognizes tax benefits from uncertain tax positions only if based on the technical merits of the position it is more likely than not that the tax positions will be sustained upon audit. The Company adjusts these tax liabilities, including related interest and penalties, based on the current facts and circumstances. The Company reports tax-related interest and penalties as a component of income tax expense.

Foreign Currency Translation and Transactions

The assets and liabilities of the Company's foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars ("USD") using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCIL in the Consolidated Balance Sheets. The Company converts foreign currency transactions recognized in the Consolidated Statements of Operations to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income, net in the Consolidated Statements of Operations.

Adoption of New Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted the guidance for the fiscal year ended December 31, 2024. Adopting this new standard resulted in additional disclosure within the Company's Consolidated Financial Statements, see Note 5. "Segment Information."

Accounting Pronouncements Issued But Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides for expanded disclosures primarily related to income taxes paid and the rate reconciliation. The amendments are effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of the disclosure requirements about specific expense categories in its Consolidated Financial Statements.

3. Revenue Recognition

Revenue disaggregated by geographical area was as follows:

(In millions)	Year Ended December 31,		
	2024	**2023**	**2022**
United Kingdom	$ 5,248	$ 3,664	$ 3,293
United States	3,087	2,909	2,861
Netherlands	922	831	699
France	809	830	729
Spain	571	529	488
Italy	391	382	331
Other	681	633	592
Total	$ 11,709	$ 9,778	$ 8,993

The Company's revenue can also be disaggregated by various verticals, reflecting the customers' principal industry. Revenue disaggregated by industry was as follows:

(In millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Omnichannel retail	$ 5,360	$ 4,100	$ 3,649
Technology and consumer electronics	1,541	1,467	1,337
Industrial and manufacturing	1,339	1,078	1,076
Food and beverage	1,331	1,331	1,327
Consumer packaged goods	1,259	1,027	915
Other	879	775	689
Total	$ 11,709	$ 9,778	$ 8,993

Contract Balances

(In millions)	December 31,	
	2024	**2023**
Contract assets and contract costs included in:		
Other current assets	$ 37	$ 21
Other long-term assets	196	160
Total contract assets	$ 233	$ 181
Contract liabilities included in:		
Other current liabilities	$ 272	$ 210
Other long-term liabilities	128	115
Total contract liabilities	$ 400	$ 325

Revenue recognized included the following:

(In millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Amounts included in the beginning of year contract liability balance	$ 208	$ 122	$ 93

4. Acquisitions

Wincanton Acquisition

On February 29, 2024, the Company and the board of directors of Wincanton plc, a logistics company based in Chippenham, United Kingdom ("Wincanton"), reached an agreement on the terms of a cash offer by the Company for the acquisition of the entire issued ordinary share capital of Wincanton (the "Wincanton Acquisition"). Under the terms of the agreement, Wincanton shareholders received 605 pence ($7.64 as of the acquisition date) in cash for each Wincanton share held. On April 29, 2024, the Company completed the Wincanton Acquisition for a total consideration of approximately £762 million ($958 million as of the acquisition date). The Wincanton Acquisition is subject to a review by the Competition and Markets Authority (the "CMA") in the U.K. On November 14, 2024, the CMA referred the completed acquisition by GXO Logistics, Inc. of Wincanton plc for an in-depth investigation ("Phase 2") with a statutory deadline of April 30, 2025.

Wincanton is a logistics provider specializing in warehousing and transportation solutions in the U.K. and Ireland. Wincanton services industries in grocery, retail and manufacturing, consumer goods, e-commerce, healthcare, defense, industrial, and energy.

In connection with the Wincanton Acquisition, the Company incurred transaction costs of $61 million for the year ended December 31, 2024, which were included in Transaction and integration costs in the Consolidated Statements of Operations.

Also, in connection with the Wincanton Acquisition, (i) the Company entered into a bridge term loan credit agreement (the "Bridge Term Loan"), (ii) the Company entered into a three-year term loan credit agreement ("Three-Year Term Loan due 2027"), and (iii) in April 2024, the Company issued $1.1 billion aggregate principal amount of senior notes (the "Unsecured Notes"). For additional information regarding the financing agreements entered in connection with the Wincanton Acquisition, see Note 10. "Debt and Financing Arrangements."

Wincanton's results of operations are included in the Consolidated Statements of Operations from the date of acquisition. The Company recorded $1.4 billion and $7 million of revenue and loss before income taxes for the year ended December 31, 2024, respectively.

The following table summarizes the fair values of assets acquired and liabilities assumed at the acquisition date:

(In millions)		
ASSETS		
Current assets		
Cash and cash equivalents	$	90
Accounts receivable		241
Other current assets		70
Total current assets		401
Long-term assets		
Property and equipment		137
Operating lease assets		166
Intangible assets [1]		539
Other long-term assets		151
Total long-term assets		993
Total assets	$	1,394
LIABILITIES		
Current liabilities		
Accounts payable	$	70
Accrued expenses		313
Current debt		10
Current operating lease liabilities		22
Other current liabilities		123
Total current liabilities		538
Long-term liabilities		
Long-term debt		211
Long-term operating lease liabilities		144
Other long-term liabilities		269
Total long-term liabilities		624
Total liabilities	$	1,162
Net assets purchased	$	232
Purchase price [2]	$	958
Goodwill recorded [3]	$	726

(1) The Company acquired $539 million of intangible assets, comprised of customer relationships, trade names, and intellectual property with weighted-average useful lives of 12.5 years.
(2) The Company recorded a realized foreign currency gain of $5 million which represents the change in foreign currency rates from the acquisition date through the settlement date. The gain is included as a component of "Transaction and Integration expense" on the Consolidated Statements of Operations.
(3) Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed at the acquisition date. Goodwill acquired was recorded in the U.K. and Ireland reporting unit and was primarily attributed to anticipated synergies. The Company does not expect the goodwill recognized in connection with the Wincanton Acquisition to be deductible for income tax purposes.

The fair values of the assets acquired and liabilities assumed are considered preliminary and subject to adjustment as additional information is obtained and reviewed. The final allocation of the purchase price may differ from the preliminary allocation based on completion of the valuation. The primary areas of the purchase price allocation that are not yet finalized relate to intangible assets, goodwill, other long-term assets, lease assets and liabilities, accrued expenses, other current and long-term liabilities, and income taxes. The Company expects to finalize the purchase price allocation within the measurement period, which will not exceed one year from the acquisition date.

The following unaudited pro forma information presents the Company's results of operations as if the acquisition of Wincanton occurred on January 1, 2023. The pro forma results reflect the impact of incremental interest expense to finance the acquisition and amortization expense on acquired intangible assets. Adjustments have also been made to

remove transaction related costs. The unaudited pro forma information is not necessarily indicative of what the results of operations of the combined company would have been had the acquisition been completed as of January 1, 2023.

(In millions)	Year Ended December 31	
	2024	2023
Revenue	$ 12,283	$ 11,529
Income before income taxes [1]	105	200

(1) Included in the Income before income taxes on a pro forma basis for the year ended December 31, 2024, were long-lived asset impairment charges of $90 million recorded by Wincanton before its acquisition by the Company.

PFSweb Acquisition

On September 13, 2023, the Company entered into an Agreement and Plan of Merger to acquire PFSweb, Inc., a Delaware corporation headquartered in Irving, Texas ("PFS"). On October 23, 2023, the Company completed the acquisition of PFS (the "PFS Acquisition"). The Company acquired the shares of PFS at a price per share of $7.50 in cash, totaling approximately $149 million, net of cash acquired. PFS is a global provider of omnichannel commerce solutions, including a broad range of technology, infrastructure and professional services, in the United States, Canada and Europe. PFS's service offerings include order fulfillment, fulfillment-as-a-service, order management and customer care.

The Company recorded the fair value of assets acquired and liabilities assumed on the date of acquisition, including intangible assets comprised of customer relationships, trademarks, trade names and developed technology of $55 million with a weighted-average amortization period of 13 years. Goodwill acquired in connection with the acquisition was $80 million, recorded in the Americas and Asia-Pacific reporting unit, and was attributed to anticipated synergies. The Company does not expect the goodwill recognized in connection with the PFS Acquisition to be deductible for U.S. income tax purposes.

5. Segment Information

The Company is organized geographically into three operating segments: i) Americas and Asia-Pacific, ii) United Kingdom and Ireland, and iii) Continental Europe. The Company's reporting unit results are regularly provided to the chief operating decision maker ("CODM"). The CODM is our Chief Executive Officer, who assesses the Company's performance and allocates resources.

The CODM evaluates the Company's performance and allocates resources primarily based on adjusted earnings before interest, taxes, depreciation and amortization, adjusted for transaction and integration costs, restructuring costs, litigation expense, and unrealized gain/loss on foreign currency contracts and other adjustments ("Adjusted EBITDA").

For disclosure purposes, we aggregate these three operating segments into one reportable segment due to the similar nature of their operations and economic characteristics.

The Company's segment results were as follows:

(In millions)	Year Ended December 31,					
	2024		**2023**		**2022**	
Revenue	$	11,709	$	9,778	$	8,993
Direct operating expense		9,853		8,035		7,443
Selling, general and administrative expense [1]		996		931		822
Other income (expense), net [2]		(20)		4		(64)
Segment Adjusted EBITDA	$	880	$	808	$	792
Less:						
Corporate expenses [3]		65		67		64
Depreciation expense		307		290		261
Amortization expense		108		71		68
Transaction and integration costs		76		34		61
Restructuring costs and other		27		32		32
Litigation expense		59		—		—
Unrealized (gain) loss on foreign currency contracts and other [4]		(11)		(5)		13
Interest expense, net		103		53		29
Income before income taxes		146		266		264
Income tax expense		(8)		(33)		(64)
Net income	$	138	$	233	$	200

(1) Excludes unallocated corporate expenses.
(2) Other income, net excluding unrealized (gain) loss on foreign currency contracts and other.
(3) Corporate expenses include unallocated costs related to corporate functions such as salaries and benefits, rent, and professional fees which are recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations.
(4) Included in Other income, net in the Consolidated Statements of Operations.

Long-lived assets geographic information

The Company's long-lived assets for this disclosure is defined as Property and equipment, net of accumulated depreciation, and operating lease assets. The Company's long-lived assets by geographic region were as follows:

(In millions)	December 31,			
	2024		**2023**	
United States	$	1,498	$	1,545
United Kingdom		1,006		772
Europe		939		783
Other [1]		46		54
Total	$	3,489	$	3,154

(1) Includes Asia, Latin America and Canada.

6. Goodwill

The following tables present the changes in goodwill for the years ended December 31, 2024 and 2023.

(In millions)	
Balance as of December 31, 2022	$ 2,728
Acquisition	120
Foreign exchange translation [1]	43
Balance as of December 31, 2023	2,891
Acquisitions [2]	730
Foreign exchange translation [1]	(72)
Balance as of December 31, 2024	$ 3,549

(1) Changes to goodwill amounts resulting from foreign currency translation after the acquisition date are presented as the impact of foreign exchange translation.
(2) Includes $726 million and $4 million for the preliminary purchase price allocation for the Wincanton Acquisition and adjustments to the purchase price allocation for the PFS Acquisition, respectively.

As of December 31, 2024 and 2023, there were no accumulated goodwill impairment losses.

7. Intangible Assets

The following table summarizes identifiable intangible assets:

	December 31, 2024			December 31, 2023		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Value	Gross Carrying Amount	Accumulated Amortization	Net Value
Customer relationships	$ 1,527	$ (600)	$ 927	$ 1,046	$ (524)	$ 522
Trade names and trademarks	60	(15)	45	42	(4)	38
Developed technology	17	(3)	14	7	—	7
Total	$ 1,604	$ (618)	$ 986	$ 1,095	$ (528)	$ 567

Intangible asset amortization expense was $108 million, $71 million and $68 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

(In millions)	2025	2026	2027	2028	2029	Thereafter
Estimated amortization expense	$ 118	$ 109	$ 103	$ 84	$ 69	$ 503

8. Property and Equipment

The following table summarizes property and equipment:

		December 31,		
(In millions)		**2024**		**2023**
Land, buildings and leasehold improvements	$	515	$	440
Warehouse equipment, fleet and other		1,113		1,025
Technology and automated systems		531		373
Computer equipment		335		304
Internal-use software		398		356
Total property and equipment, gross		2,892		2,498
Less: accumulated depreciation and amortization		1,732		1,545
Total property and equipment, net	$	1,160	$	953

Depreciation of property and equipment was $307 million, $290 million and $261 million for the years ended December 31, 2024, 2023 and 2022, respectively.

9. Leases

The following amounts were recorded in the Consolidated Balance Sheets related to leases:

		December 31,		
(In millions)		**2024**		**2023**
Operating leases:				
Operating lease assets	$	2,329	$	2,201
Current operating lease liabilities	$	647	$	597
Long-term operating lease liabilities		1,898		1,842
Total operating lease liabilities	$	2,545	$	2,439
Finance leases:				
Property and equipment, net	$	239	$	107
Current debt	$	39	$	26
Long-term debt		237		90
Total finance lease liabilities	$	276	$	116

The components of lease expense were as follows:

			Year Ended December 31,			
(In millions)		**2024**		**2023**		**2022**
Operating leases:						
Operating lease cost	$	830	$	751	$	697
Short-term lease cost		202		225		118
Variable lease cost		153		129		106
Total operating lease cost [1]	$	1,185	$	1,105	$	921
Finance leases:						
Amortization of leased assets	$	30	$	30	$	30
Interest expense on lease liabilities		10		5		5
Total finance lease cost	$	40	$	35	$	35
Total operating and finance lease cost	$	1,225	$	1,140	$	956

(1) Operating lease cost is primarily included in Direct operating expense in the Consolidated Statements of Operations.

Supplemental cash flow information related to leases was as follows:

			Year Ended December 31,			
(In millions)		**2024**		**2023**		**2022**
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	791	$	696	$	576
Operating cash flows for finance leases		10		5		5
Financing cash flows for finance leases		45		29		33
Leased assets obtained in exchange for new lease obligations:						
Operating leases, including $166, $52, and $233 from an acquisition in 2024, 2023 and 2022 respectively	$	815	$	568	$	1,154
Finance leases, including $83, $1, and $16 from an acquisition in 2024, 2023 and 2022 respectively		211		10		20

Supplemental weighted-average information for leases was as follows:

	December 31,	
	2024	**2023**
Weighted-average remaining lease term		
Operating leases	5.6 years	5.6 years
Finance leases	24.1 years	11.7 years
Weighted-average discount rate		
Operating leases	4.9 %	4.6 %
Finance leases	5.4 %	4.4 %

Maturities of lease liabilities as of December 31, 2024 were as follows:

(In millions)	Finance Leases		Operating Leases	
2025	$	46	$	763
2026		39		637
2027		33		483
2028		28		308
2029		24		209
Thereafter		290		517
Total lease payments		460		2,917
Less: Interest		(184)		(372)
Present value of lease liabilities	$	276	$	2,545

As of December 31, 2024, the Company had additional operating leases that have not yet commenced with future undiscounted lease payments of approximately $98 million. These operating leases will begin in 2025, with initial lease terms ranging from 4 to 16 years.

10. Debt and Financing Arrangements

The following table summarizes the carrying value of the Company's debt:

(In millions, except percentages)	Rate [1]	December 31,			
		2024		2023	
Unsecured notes due 2026 [2]	1.65%	$	399	$	398
Unsecured notes due 2029 [3]	6.25%		593		—
Unsecured notes due 2031 [4]	2.65%		397		397
Unsecured notes due 2034 [5]	6.50%		490		—
Three-Year Term Loan due 2025 [6]	5.58%		50		235
Five-Year Term Loan due 2027 [7][8]	5.71%		399		499
Finance leases and other debt	Various		303		118
Total debt		$	2,631	$	1,647
Less: Current debt			110		27
Long-term debt		$	2,521	$	1,620

(1) Interest rates as of December 31, 2024.
(2) Net of unamortized discount and debt issuance costs of $1 million and $2 million, as of December 31, 2024 and 2023, respectively.
(3) Net of unamortized discount and debt issuance costs of $7 million as of December 31, 2024.
(4) Net of unamortized discount and debt issuance costs of $3 million as of December 31, 2024 and 2023.
(5) Net of unamortized discount and debt issuance costs of $10 million as of December 31, 2024.
(6) In 2024, the Company repaid $185 million of the Three-Year Term Loan due 2025.
(7) Net of unamortized debt issuance costs of $1 million as of December 31, 2024 and 2023.
(8) In 2024, the Company repaid $100 million of the Five-Year Term Loan due 2027.

Unsecured Notes

On April 25, 2024, the Company entered into an underwriting agreement to issue and sell $1.1 billion of Unsecured Notes, consisting of $600 million of notes due 2029 (the "2029 Notes") and $500 million of notes due 2034 (the "2034 Notes") in a registered public offering to fund the Wincanton Acquisition. The closing of the sale of the Unsecured Notes occurred on May 6, 2024. The 2029 Notes bear interest at a rate of 6.25% per annum payable semiannually on May 6 and November 6 of each year, beginning on November 6, 2024, and maturing on May 6, 2029. The 2034 Notes bear interest at a rate of 6.50% per annum payable semiannually on May 6 and November 6 of each year, beginning on November 6, 2024 and maturing on May 6, 2034.

In 2021, the Company completed an offering of $800 million aggregate principal amount of notes, consisting of $400 million of notes due 2026 (the "2026 Notes") and $400 million of notes due 2031 (the "2031 Notes"). The 2026 Notes bear interest at a rate of 1.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, and maturing on July 15, 2026. The 2031 Notes bear interest at a rate of 2.65% per annum payable semiannually in arrears on January 15 and July 15 of each year and maturing on July 15, 2031.

Five-Year Term Loan due 2027

In 2022, the Company entered into a $500 million five-year unsecured term loan (the "Five-Year Term Loan") that will mature on May 26, 2027. The loan bears interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted Secured Overnight Financing Rate (SOFR), plus an applicable margin based on the Company's credit ratings. In 2024, the Company repaid $100 million of the Five-Year Term Loan.

Three-Year Term Loan due 2025

In 2022, the Company borrowed a $235 million three-year term loan tranche (the "Three-Year Term Loan") that will mature on May 26, 2025. The Delayed Draw Term Loan bears interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted SOFR, plus an applicable margin based on the Company's credit ratings. In 2024, the Company repaid $185 million of the Three-Year Term Loan.

Three-Year Term Loan due 2027

On March 29, 2024, the Company entered into a three-year term loan credit agreement with the lenders and other parties from time to time party thereto and Bank of America N.A., as an administrative agent, that provided a three-year multicurrency £250 million unsecured term facility (the "Three-Year Term Loan due 2027") to fund the Wincanton Acquisition. Concurrently with the closing of the Unsecured Notes in 2024, the Company terminated the commitments under the Three-Year Term Loan due 2027. No amounts were drawn under the Three-Year Term Loan due 2027.

Bridge Term Loan

On February 29, 2024, the Company entered into a 364-day bridge term loan credit agreement that provided a £763 million unsecured Bridge Term Loan facility (the "Bridge Term Loan") to fund the Wincanton Acquisition. Concurrently with the closing of the Unsecured Notes in 2024, the Company terminated the commitments under the Bridge Term Loan. No amounts were drawn under the Bridge Term Loan.

Revolving Credit Facilities

On March 29, 2024, the Company terminated its previous revolving credit agreement expiring in 2026 and entered into a new revolving credit agreement with Bank of America N.A., as administrative agent and an issuing lender (the "Revolving Credit Agreement"). The Revolving Credit Agreement is a five-year unsecured, multicurrency revolving facility expiring in 2029. The aggregate commitment of all lenders under the Revolving Credit Agreement will be equal to $800 million, of which $100 million is available for the issuance of letters of credit.

Loans under the Revolving Credit Agreement will bear interest at a fluctuating rate per annum equal to (a) with respect to borrowings in U.S. dollars, at the Company's option the alternate base rate or term Secured Overnight Financing Rate ("SOFR"), (b) with respect to borrowings in Canadian Dollars, term Canadian Overnight Repo Rate Average ("CORRA"), (c) with respect to borrowings in Pounds Sterling, daily simple Sterling Overnight Index Average Rate ("SONIA") and (d) with respect to borrowings in Euros, Euro Interbank Offered Rate ("EURIBOR"), in each case, plus an applicable margin calculated based on the Company's credit ratings. In addition, the Company is paying a commitment fee of 0.15% per annum on the unused portion of the commitments under the Revolving Credit Facility. No amounts were outstanding under the previous or new revolving credit agreements as of December 31, 2024 or December 31, 2023.

In connection with the Wincanton Acquisition, the Company assumed a revolving credit facility agreement (the "Wincanton Revolving Credit Agreement") under which it may borrow up to £175 million ($219 million as of December 31, 2024) in aggregate at any time, expiring in March 2027. Loans under the Wincanton Revolving Credit Agreement will bear interest at daily simple SONIA plus a margin. As of December 31, 2024, the Company had £15 million ($19 million) of borrowings outstanding under this agreement.

Amounts drawn and repaid in 90 days or less under the revolving credit facilities are presented net in the Consolidated Statement of Cash Flows.

Long-Term Debt Maturities

Set forth below is the aggregate principal amount of the Company's long-term debt (excluding finance lease obligations, unamortized discount and debt issuance costs) as of December 31, 2024, maturing during the following years.

(In millions)	2025	2026	2027	2028	2029	Thereafter
Long-term debt	$ 71	$ 403	$ 402	$ 1	$ 600	$ 900

Factoring Programs

The Company sells certain of its trade receivables on a non-recourse basis to third-party financial institutions under various factoring programs. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows.

The Company accounts for these transactions as sales because the Company sells full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from the Consolidated Balance Sheets at the date of transfer.

Information related to trade receivables sold was as follows:

	Year Ended December 31,		
(In millions)	**2024**	**2023**	**2022**
Receivables sold in period	$ 1,856	$ 1,110	$ 992
Cash consideration	1,843	1,103	988
Net cash provided by operating cash flows	200	21	35

Covenants and Compliance

The covenants in the Five-Year Term Loan, the Delayed Draw Term Loan, the Unsecured Notes and the Revolving Credit Facilities, which are customary for financings of this type, limit the Company's ability to incur indebtedness and grant liens, among other restrictions. In addition, the facilities require the Company to maintain a consolidated leverage ratio below a specified maximum.

As of December 31, 2024, the Company complied with the covenants contained in its debt and financing arrangements.

11. Fair Value Measurements and Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1—Quoted prices for identical instruments in active markets;

- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
- Level 3—Valuations based on inputs that are unobservable, utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

Assets and liabilities

The Company bases its fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of December 31, 2024 and 2023, due to their short-term nature.

Debt

The fair value of debt was as follows:

(In millions)	Level	December 31, 2024		December 31, 2023	
		Fair Value	Carrying Value	Fair Value	Carrying Value
Unsecured notes due 2026	2	$ 380	$ 399	$ 362	$ 398
Unsecured notes due 2029	2	617	593	—	—
Unsecured notes due 2031	2	336	397	326	397
Unsecured notes due 2034	2	514	490	—	—
Three-Year Term Loan due 2025	2	49	50	231	235
Five-Year Term Loan due 2027	2	394	399	493	499

Financial Instruments

The Company directly manages its exposure to risks arising from business operations and economic factors, including fluctuations in interest rates and foreign currencies. The Company uses derivative instruments to manage the volatility related to these exposures. The objective of these derivative instruments is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These financial instruments are not used for trading or other speculative purposes. The Company does not expect to incur any losses as a result of counterparty default.

Net Investment Hedges

The Company uses fixed-to-fixed or variable-to-variable cross-currency swap agreements to hedge its net investments in foreign operations against future volatility in the exchange rates between the U.S. dollar and the associated foreign currencies. The Company designated these cross-currency swap agreements as qualifying hedging instruments and accounts for them as net investment hedges. During 2024, the Company amended four cross-currency swaps with an aggregate notional amount of $315 million maturing in 2027 and 2028 and cross-currency swaps with an aggregate notional amount of $165 million matured. The Company entered into five new cross-currency swaps with an aggregate notional amount of $500 million, maturing in 2025 and 2029.

Interest Rate Swap Agreements

The Company uses interest rate swap agreements to hedge the variability of cash flows resulting from floating interest rate borrowings. The Company designated these interest rate swap agreements as qualifying hedging instruments and accounts for them as cash flow hedges. When an interest rate swap agreement qualifies for hedge accounting as a cash flow hedge, the changes in the fair value are recorded in equity as a component of AOCIL and are reclassified into Interest expense, net over the life of the underlying debt, as interest on the Company's floating rate debt is accrued. During 2024, an interest rate swaps agreement with a notional amount of $125 million matured.

Foreign Currency Exchange Rate Risk

The Company is exposed to certain risks relating to its ongoing business operations, including foreign currency exchange rate risk. The Company uses foreign currency options and forward contracts to mitigate the risk of a reduction in the value of earnings from its operations that use the Euro or British pound sterling as their functional currency. Additionally, the Company uses foreign currency forward contracts to mitigate exposure from variability of cash flows related to the forecasted interest and principal payments on intercompany loans. The foreign currency forward contracts generally expire within 12 months. While these derivatives are hedging the fluctuations in foreign currencies, they do not meet the requirements to be accounted for as hedging instruments.

Derivatives

The notional amount and fair value of derivative instruments were as follows:

| (In millions) | December 31, | | | | | Balance Sheet Location |
| | 2024 | | 2023 | | | |
	Notional Amount	Fair Value	Notional Amount	Fair Value		
Derivatives designated as net investment hedges:						
Cross-currency swap agreements	$ 270	$ 12	$ —	$ —		Other current assets
Cross-currency swap agreements	1,177	48	487	3		Other long-term assets
Cross-currency swap agreements	98	7	165	7		Other current liabilities
Cross-currency swap agreements	325	2	883	49		Other long-term liabilities
Derivatives designated as cash flow hedge:						
Interest rate swaps	$ —	$ —	$ 125	$ 2		Other current assets
Interest rate swaps	125	3	125	3		Other long-term assets
Derivatives not designated as hedges						
Foreign currency option contracts	$ 300	$ 13	$ 397	$ 8		Other current assets
Foreign currency option contracts	26	—	—	—		Other current liabilities
Foreign currency forward contracts	—	—	1	—		Other current assets
Foreign currency forward contracts	125	1	—	—		Other current liabilities

As of December 31, 2024 and 2023, the derivatives were classified as Level 2 within the fair value hierarchy. The derivatives are valued using inputs other than quoted prices such as foreign exchange rates and yield curves.

The effect of hedges on AOCIL and in the Consolidated Statements of Operations was as follows:

(In millions)	Year Ended December 31, 2024			Year Ended December 31, 2023		
	Amount of Gain (Loss) Recognized in Other Comprehensive Income on Derivatives	Gain (Loss) Reclassified from AOCIL into Net Income [1]	Gain (Loss) Recognized in Net Income on Derivatives (Excluded from effectiveness testing) [1]	Amount of Gain (Loss) Recognized in Other Comprehensive Income on Derivatives	Gain (Loss) Reclassified from AOCIL into Net Income [1]	Gain (Loss) Recognized in Net Income on Derivatives (Excluded from effectiveness testing) [1]
Derivatives designated as net investment hedges						
Cross-currency swap agreements	$ 108	$ 4	$ 3	$ (66)	$ —	$ 3
Derivatives designated as cash flow hedges						
Interest rate swaps	$ (1)	$ —	$ —	$ (3)	$ —	$ —

(1) Amounts reclassified to Net income are reported within Interest expense, net in the Consolidated Statements of Operations.

Derivatives not designated as hedges

Gains and losses recognized in Other income, net in the Consolidated Statements of Operations for foreign currency options and forward contracts were as follows:

(In millions)	Year Ended December 31,		
	2024	2023	2022
Foreign currency gain (loss) on foreign currency contracts	$ 4	$ (9)	$ 17

12. Accrued Expenses

The components of accrued expenses were as follows:

(In millions)	December 31,	
	2024	2023
Salaries, benefits and withholding	$ 460	$ 362
Facility and transportation charges	422	346
Value-added tax and other taxes	213	136
Interest	20	9
Other	156	113
Total accrued expenses	$ 1,271	$ 966

13. Stockholders' Equity

The following table summarizes the changes in AOCIL by component:

(In millions)	Foreign Currency Translation Adjustments	Net Investment Hedges	Cash Flow Hedges	Defined Benefit Plans	Less: AOCIL attributable to NCI	AOCIL attributable to GXO
As of December 31, 2021	$ (38)	$ (15)	$ —	$ (76)	$ (1)	$ (130)
Other comprehensive income (loss) before reclassifications	(119)	36	9	(49)	1	(122)
Amounts reclassified to net income	—	(7)	—	—	—	(7)
Tax amounts	(1)	(7)	(2)	13	—	3
Other comprehensive income (loss), net of tax	(120)	22	7	(36)	1	(126)
Other	2	—	—	—	—	2
As of December 31, 2022	$ (156)	$ 7	$ 7	$ (112)	$ —	$ (254)
Other comprehensive income (loss) before reclassifications	72	(66)	(3)	(3)	(1)	(1)
Amounts reclassified to net income	—	(3)	—	2	—	(1)
Tax amounts	1	15	1	—	—	17
Other comprehensive income (loss), net of tax	73	(54)	(2)	(1)	(1)	15
As of December 31, 2023	$ (83)	$ (47)	$ 5	$ (113)	$ (1)	$ (239)
Other comprehensive income (loss) before reclassifications	(113)	108	(1)	(60)	3	(63)
Amounts reclassified to net income	—	(7)	—	3	—	(4)
Tax amounts	1	(23)	—	15	—	(7)
Other comprehensive income (loss), net of tax	(112)	78	(1)	(42)	3	(74)
As of December 31, 2024	$ (195)	$ 31	$ 4	$ (155)	$ 2	$ (313)

14. Stock-Based Compensation

In 2021, the Company established the 2021 Omnibus Incentive Plan (the "2021 Incentive Plan"). The 2021 Incentive Plan authorizes the issuance of up to 11.6 million shares of common stock as awards. Under the 2021 Incentive Plan, directors, officers and employees may be granted various types of stock-based compensation awards. These awards include stock options, RSUs, RSAs, PSUs and cash incentive awards. As of December 31, 2024, approximately 6.9 million shares of common stock were available for the grant under the 2021 Incentive Plan.

The following table summarizes stock-based compensation expense recorded in Selling, general and administrative expense in the Consolidated Statements of Income:

(In millions)	Year Ended December 31,		
	2024	**2023**	**2022**
RSUs	$ 28	$ 22	$ 21
PSUs	7	8	7
Stock options	3	5	5
RSAs	1	—	—
Total stock-based compensation expense	$ 39	$ 35	$ 33
Tax expense (benefit) on stock-based compensation	$ (7)	$ 1	$ (1)

Stock Options

The Company's stock options vest over five years after the grant date and have a ten-year contractual term with an exercise price equal to the stock price on the grant date. The Black-Scholes option-pricing model was used to estimate the fair value of these awards. The Black-Scholes option-pricing model incorporates various subjective assumptions, including expected terms and expected volatility.

A summary of stock option award activity for the year ended December 31, 2024, is presented in the following table:

	Stock Options		
(In thousands, except per share)	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Term
Outstanding as of December 31, 2023	1,071	$ 64.71	7 years
Forfeited or expired	(176)	64.91	
Outstanding as of December 31, 2024	895	$ 64.67	6 years
Exercisable as of December 31, 2024	406	$ 64.22	6 years

There was no intrinsic value for options outstanding and exercisable at December 31, 2024.

As of December 31, 2024, unrecognized compensation cost related to options of $6 million is anticipated to be recognized over a weighted-average period of approximately 1.4 years.

Restricted Stock Units and Performance-Based Units

The Company grants RSUs and PSUs to its key employees, officers and directors with various vesting requirements. The holders of the RSUs and PSUs do not have the rights of a stockholder and do not have voting rights until the shares are issued and delivered in settlement of the awards. RSUs generally vest over the service period, typically three years, and PSUs generally vest based on achieving certain predefined performance objectives along with a service period. For PSUs the number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of these performance metrics in accordance with the terms established at the time of the award.

The Company granted a portion of PSUs subject to market-based vesting conditions. The Company determines the fair value of PSUs subject to market-based vesting conditions using a Monte Carlo simulation model that incorporates the probability of the performance conditions being met as of the grant date. Assumptions used in the Monte Carlo simulation model for the estimated fair value were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted-average risk-free interest rate	4.9 %	4.7 %	2.5 %
Expected volatility	30 %	32 %	37 %

A summary of RSU and PSU award activity for the year ended December 31, 2024, is presented in the following table:

	RSUs		PSUs	
(In thousands, except per share)	Number of RSUs	Weighted-Average Grant Date Fair Value	Number of PSUs	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2023	1,337	$ 51.31	295	$ 67.46
Granted	867	50.48	230	49.01
Vested [(1)]	(582)	46.58	(17)	78.75
Forfeited and canceled	(243)	53.66	(51)	64.09
Outstanding as of December 31, 2024	1,379	$ 52.38	457	$ 58.11

(1) The number of RSUs and PSUs vested includes common stock shares that the Company withheld on behalf of its employees to satisfy the tax withholding.

The total fair value of RSUs that vested during 2024 and 2023 was $31 million and $22 million, respectively. The total fair value of PSUs that vested during 2024 and 2023 was $1 million and $7 million, respectively. As of December 31, 2024, unrecognized compensation cost related to RSUs and PSUs of $64 million is anticipated to be recognized over a weighted-average period of approximately 2 years.

Restricted Stock Awards

In 2024, the Company granted 12 thousand RSAs at a weighted average price of $50.38, resulting in a fair value of the RSAs of $1 million. These shares vested and were issued upon grant.

15. Employee Benefit Plans

Pension Plans

Certain eligible employees of the Company participated in various retirement plans in Europe. The Company sponsors a defined benefit pension scheme in the U.K. (the "GXO U.K. Retirement Plan"). In connection with the Wincanton Acquisition, the Company assumed multiple pension schemes covering certain employees in the U.K. and Ireland (the "Wincanton Retirement Plan"). The Company recognized £109 million ($137 million) of assets on the acquisition date, reflecting the funded status of the Wincanton Retirement Plan which is recorded in Other long-term assets. The GXO U.K. Retirement Plan and the Wincanton Retirement Plan (collectively the "U.K. Retirement Plans") do not allow for new plan participants or additional benefit accruals.

Other than the U.K. Retirement Plans, the Company deems other retirement plans to be immaterial to its Consolidated Financial Statements and are excluded from the disclosure below.

U.K. Retirement Plans

A reconciliation of the projected benefit obligation, fair value of the plan and the funded status, the amount recognized in financial statements, the assumptions used, the plan assets and funding requirements are shown below.

The change in the projected benefit obligation was as follows:

	December 31,		
(In millions)	**2024**		**2023**
Projected benefit obligation at beginning of year	$ 830	$	788
Liabilities assumed from Wincanton acquisition	895		—
Interest cost	69		40
Actuarial (gain) loss [1]	(73)		9
Settlements	(2)		—
Benefits paid	(86)		(48)
Foreign currency exchange rate changes	(16)		41
Projected benefit obligation at end of year	$ 1,617	$	830

(1) Actuarial gains or losses are due to changes in the discount and mortality rates.

The change in the fair value of the plan assets and funded status was as follows:

	December 31,		
(In millions)	**2024**		**2023**
Fair value of plan assets at beginning of year	$ 883	$	826
Assets assumed from Wincanton acquisition	1,032		—
Actual return on plan assets	(44)		60
Employer contributions	3		1
Settlements	(2)		—
Benefits paid	(86)		(48)
Foreign currency exchange rate changes	(16)		44
Fair value of plan assets at end of year	$ 1,770	$	883
Funded status of the plan assets at end of year [1]	$ 153	$	53

(1) Funded status is recorded within Other long-term assets.

The amounts included in AOCIL that have not yet been recognized in net periodic benefit cost were as follows:

	December 31,		
(In millions)	**2024**		**2023**
Net actuarial loss	$ (211)	$	(156)
Prior-service credit	13		14
Net loss recognized in AOCIL	$ (198)	$	(142)

The components of net periodic benefit cost recognized were as follows:

	Year Ended December 31,					
(In millions)	**2024**		**2023**		**2022**	
Interest cost component	$ (69)	$	(40)	$	(21)	
Expected return on plan assets for the period	93		50		54	
Amortization of prior-service credit	1		1		—	
Amortization of net loss	(4)		(3)		—	
Net periodic pension income recognized [1]	$ 21	$	8	$	33	

(1) Net periodic pension income is recorded within Other income, net.

The amount recognized in other comprehensive income was as follows:

	Year Ended December 31,		
(In millions)	**2024**	**2023**	**2022**
Net gain (loss)	$ (64)	$ 1	$ (51)
Amortization prior-service credit and net loss	3	2	—
Other comprehensive income (loss)	$ (61)	$ 3	$ (51)

The weighted-average assumptions used to determine the projected benefit obligation and the net periodic benefit cost were as follows:

	Year Ended December 31,	
	2024	**2023**
Weighted average assumptions used to determine benefit obligation at December 31:		
Discount rate	5.50 %	4.77 %
Rate of compensation increase [1]	— %	— %
Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31:		
Discount rate	5.02 %	5.03 %
Rate of compensation increase [1]	— %	— %
Expected long-term rate of return on plan assets	5.91 %	6.10 %

(1) No rate of compensation increase was assumed as the plans are frozen to additional participant benefit accruals.

The Company's U.K. Retirement Plans' assets are invested by its trustees, which include representatives of the Company, to meet each of the U.K. Retirement Plans' projected future pension liabilities. The target asset allocations for our pension plans are based upon analyzing the timing and amount of projected benefit payments, projected company contributions, the expected returns and risk of the asset classes and the correlation of those returns. The target strategic asset allocation for the U.K. Retirement Plans consists of approximately 75% liability-driven investments, intended to minimize market and interest rate risks, and approximately 25% growth and income assets. The actual asset allocations of the U.K. Retirement Plans are in line with the target asset allocations.

The fair values of investments held in the pension plans by major asset category were as follows:

		December 31,	
(In millions)	**Level**	**2024**	**2023**
Cash and cash equivalents	Level 1	$ 17	$ 11
Fixed income securities	Level 1	2	21
Cash and cash equivalents	Level 2	123	—
Money market	Level 2	—	18
Equities	Level 2	93	134
Fixed income securities	Level 2	1,719	890
Repurchase agreements [1]	Level 2	(388)	(266)
Total net assets in fair value hierarchy		$ 1,566	$ 808
Private markets [2]		204	75
Investments, at fair value		$ 1,770	$ 883

(1) Repurchase agreements represent short-term borrowings. The plans have an obligation to return the cash after the agreement's term. Due to the agreements' short-term nature, the outstanding balance of the obligation approximates fair value.
(2) Investments that are measured using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total defined benefit pension plan assets.

The expected benefit payments for the defined benefit pension plan are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2025	2026	2027	2028	2029	2030-2035
Expected payments	$ 103	$ 108	$ 112	$ 112	$ 114	$ 584

The Company's funding practice is to evaluate the tax and cash position, and the funded status of the plan, in determining the planned contributions. The Company estimates that it will contribute approximately $1 million to the U.K. Retirement Plan in 2025.

Defined Contribution Plans

The Company has defined contribution retirement plans for its U.S. employees and employees of certain foreign subsidiaries. The Company's contributions for the years ended December 31, 2024, 2023 and 2022, were $92 million, $66 million and $54 million, respectively. Defined contribution costs were primarily recorded in Direct operating expense in the Consolidated Statements of Operations.

16. Restructuring Charges and Other

Restructuring costs and other primarily related to severance, including projects to optimize the Company's finance, human resources and information technology functions, and closing certain corporate and administrative offices, which were not associated with customer attrition.

The following table summarizes changes in the restructuring liability, which is included within Other current liabilities in the Consolidated Balance Sheets.

(In millions)	
Balance as of December 31, 2023	$ 7
Charges incurred	27
Payments	(24)
Balance as of December 31, 2024	$ 10

The remaining severance liability at December 31, 2024, is expected to be substantially paid within 12 months.

17. Income Taxes

Income (loss) before taxes related to the Company's domestic and foreign operations was as follows:

	Year Ended December 31,		
(In millions)	2024	2023	2022
U.S.	$ (88)	$ 97	$ 105
Foreign	234	169	159
Income before income taxes	$ 146	$ 266	$ 264

The components of income tax expense (benefit) are presented in the following table:

(In millions)	Year Ended December 31,					
	2024		**2023**		**2022**	
Current:						
U.S. federal	$	(2)	$	24	$	40
U.S state and local		—		7		2
Foreign		48		43		29
Total current income tax expense	$	46	$	74	$	71
Deferred:						
U.S. federal	$	(12)	$	(3)	$	(9)
U.S state and local		(1)		(2)		(3)
Foreign		(25)		(36)		5
Total deferred income tax benefit	$	(38)	$	(41)	$	(7)
Total income tax expense	$	8	$	33	$	64

Income tax expense (benefit) for 2024, 2023 and 2022 varied from the amount computed by applying the statutory income tax rate to income (loss) before income taxes. The Company's U.S. federal statutory tax rate was 21% for 2024, 2023 and 2022. A reconciliation of the expected U.S. federal income tax expense (benefit), calculated by applying the federal statutory rate to the Company's actual income tax expense (benefit) is presented in the following table:

(In millions)	Year Ended December 31,					
	2024		**2023**		**2022**	
Tax expense at U.S. federal statutory tax rate	$	31	$	56	$	55
State taxes, net of U.S. federal benefit		—		4		(1)
Foreign rate differential		(11)		(14)		(10)
Foreign operations [1]		3		5		15
Contribution- and margin-based taxes		5		5		5
Valuation allowances		(19)		(4)		(3)
Stock-based compensation		1		1		(1)
Intangible assets [2]		—		(17)		—
Transaction costs		8		—		5
Return to Provision		(12)		(3)		(4)
Other		2		—		3
Total income tax expense	$	8	$	33	$	64

(1) Foreign operations include the cost of inclusion of foreign income in the U.S. net of foreign taxes and permanent items related to foreign operations.
(2) In 2023, the Company recorded an income tax benefit related to the rights to use trade names, trademarks and other intellectual property.

The Organisation for Economic Co-operation and Development ("OECD") issued administrative guidance for the Pillar Two Global Anti-Base Erosion rules ("Pillar Two"), which generally imposes a 15% global minimum tax on multinational companies. Many Pillar Two rules are effective for fiscal years beginning on January 1, 2024, with other aspects to be effective from 2025. The Company continues to monitor legislative developments as the enactments in certain jurisdictions may have an adverse effect on its financial statements.

Components of the Net Deferred Tax Asset or Liability

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented in the following table:

(In millions)	December 31, 2024	December 31, 2023
Deferred tax assets		
Net operating loss and other tax attribute carryforwards	$ 92	$ 79
Accrued expenses	122	84
Other	22	17
Gross deferred tax assets	236	180
Valuation allowances	(26)	(50)
Total deferred tax assets, net of valuation allowance	210	130
Deferred tax liabilities		
Intangible assets	(213)	(105)
Property and equipment	(118)	(78)
Pension and other retirement obligations	(28)	(6)
Other	(18)	(8)
Gross deferred tax liabilities	(377)	(197)
Net deferred tax liability	$ (167)	$ (67)

The deferred tax asset and deferred tax liability above are reflected in the Consolidated Balance Sheets as follows:

(In millions)	December 31, 2024	December 31, 2023
Other long-term assets	$ 89	$ 74
Other long-term liabilities	(256)	(141)
Net deferred tax liability	$ (167)	$ (67)

Investments in Foreign Subsidiaries

As of December 31, 2024, the Company maintained a partial indefinite reinvestment assertion on its post- 2017 undistributed foreign earnings.

Operating Loss and Tax Credit Carryforwards

The Company's operating loss and tax credit carryforwards were as follows:

(In millions)	Expiration Date [1]	December 31, 2024	December 31, 2023
Federal net operating losses for all U.S. operations	2030	$ 17	$ 32
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2027	3	2
Federal tax credit carryforwards	n/a	—	4
State tax credit carryforwards	Various times starting in 2025	8	7
Foreign net operating losses available to offset future taxable income	Various times starting in 2025	326	252

(1) Some credits and losses have unlimited carryforward periods.

Valuation Allowances

The Company established valuation allowances for some of its deferred tax assets, as it is more likely than not that these assets will not be realized in the foreseeable future. The Company concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowances have been provided on these assets.

The balances and activity related to the Company's valuation allowances were as follows:

(In millions)	Beginning Balance	Additions	Reductions	Ending Balance
2024 [1]	$ 50	5	(29)	$ 26
2023 [2]	$ 44	16	(10)	$ 50
2022	$ 45	3	(4)	$ 44

(1) In 2024, the Company released $22 million of valuation allowances in France.
(2) In 2023, due to the PFS Acquisition, the Company acquired $8 million of valuation allowances.

Unrecognized Tax Benefits

A reconciliation of the beginning unrecognized tax benefits balance to the ending balance is presented in the following table:

(In millions)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Beginning balance	$ 4	$ 3	$ 3
Increases related to positions taken during prior years	—	1	1
Reduction due to expiration of statutes of limitations	—	—	(1)
Settlements with tax authorities	(1)	—	—
Gross unrecognized tax benefits	$ 3	$ 4	$ 3
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$ 3	$ 4	$ 3

The Company could reflect a reduction to unrecognized tax benefits of approximately $3 million over the next 12 months due to statutes of limitations expirations or because tax positions are sustained on audit.

The Company is subject to taxation in the U.S. and foreign jurisdictions. As of December 31, 2024, there is no ongoing examinations in the United States. Various foreign tax returns for years after 2009 are open under relevant statutes of limitations and are subject to audit.

18. Commitments and Contingencies

The Company is involved, and will continue to be involved, in numerous legal proceedings arising from the conduct of its business. These proceedings may include personal injury claims arising from the transportation and handling of goods, contractual disputes and employment-related claims, including alleged violations of wage and hour laws.

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company reviews and adjusts accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to a loss exists in excess of the amount accrued, the Company assesses whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, the Company discloses the estimate of the possible loss or range of loss if it is material and an estimate can be made, or discloses that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on management's assessment, together with legal counsel, regarding the ultimate outcome of the matter.

Management of the Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. Management of the Company does not believe that the ultimate resolution of any matters to which the Company is presently a party will have a material adverse effect on its results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's financial condition, results of operations or cash flows. Legal costs related to these matters are expensed as they are incurred.

The Company carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting its operations. In the event the Company is required to satisfy a legal claim outside the scope of the coverage provided by insurance, its financial condition, results of operations or cash flows could be negatively impacted.

On June 14, 2024, the Company's subsidiary GXO Warehouse Company, Inc. entered into a Confidential Settlement Agreement (the "Settlement Agreement") to settle all claims in connection with a dispute between the Company and one of its customers related to the start-up of the customer's warehouse that occurred in 2018 (the "Dispute"). A payment under the Settlement Agreement was made by the Company on July 5, 2024. As of July 10, 2024, the Dispute, which was litigated under the caption Lindt et al. v. GXO Warehouse Company, Inc., docket no. 4:22-cv-00384-BP, in Federal District Court for the Western District of Missouri (the "Court"), was dismissed with prejudice with each side to bear their own costs and fees, and the Court retained jurisdiction to enforce the terms of the Settlement Agreement. Among other things in the Settlement Agreement, the parties each denied the allegations and counterclaims asserted in the Dispute and agreed to a mutual release of claims arising from, under or otherwise in connection with their prior business relationship and the Dispute, in exchange for a payment by the Company of $45 million. The Company intends to pursue reimbursement in connection with this Dispute under its existing insurance policies. The Company recognized $59 million expense for the year ended December 31, 2024, for the settlement, associated legal fees, and other related expenses.

On July 2, 2024, the Italian authorities launched an investigation into the deductibility of value-added tax payments by the Company to certain third-party cooperative labor providers for their services from 2017 through 2023. The alleged amount is approximately €84 million ($87 million as of December 31, 2024). It is probable that a loss may be incurred; however, the possible range of losses is not reasonably estimable given the status of the ongoing investigation. The Company is cooperating in this matter and believes that it has a number of credible defenses. During 2024, the Company deposited a total of €68 million ($70 million as of December 31, 2024) into a designated bank account in connection with the ongoing investigation. This amount is classified as restricted cash under "Other

Long-Term Assets" on the Consolidated Balance Sheets. In January 2025, the Company deposited the additional restricted cash amount of approximately €16 million ($17 million).

19. Subsequent Events

Share Repurchase Program

On February 18, 2025, the GXO board of directors authorized the repurchase by the Company of up to $500 million (the "Repurchase Plan") of its common stock, effective immediately. The Repurchase Plan permits shares of common stock to be repurchased from time to time in management's discretion, through a variety of methods, including a 10b5-1 trading plan, open market purchases, privately negotiated transactions or otherwise. The timing and number of shares of common stock repurchased will depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. The Company intends to fund the repurchases from existing cash, borrowings on the Company's revolving credit facility and/or other financing sources. The Repurchase Plan does not obligate the Company to repurchase any specific number of shares of common stock and may be suspended or discontinued at any time.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2024 were effective as of such time such that the information required to be included in our Securities and Exchange Commission ("SEC") reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries, and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15 under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the "Internal Control - Integrated Framework" (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

Management excluded from its design and assessment of internal control over financial reporting Wincanton plc ("Wincanton") which was acquired on April 29, 2024. Wincanton constituted 9.9% of total assets, excluding associated goodwill and intangible assets and approximately 11.8% of total revenues as of and for the year ended December 31, 2024. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year following acquisition while integrating the acquired company under guidelines established by the SEC.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report, which is included elsewhere within this Annual Report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Other than the design and implementation of internal controls related to the acquisition of PFSweb, Inc., there have not been any changes in our internal control over financial reporting during the three months ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Compensatory Arrangement of the Chief Executive Officer and Director of the Company

As previously disclosed (the "Prior Disclosure"), on December 3, 2024, GXO Logistics, Inc. (the "Company") announced that Malcolm Wilson will retire as Chief Executive Officer ("CEO") and director of the Company in 2025. Mr. Wilson will continue to lead the Company during the executive search process as CEO and director of the Company until his departure.

As contemplated in the Prior Disclosure, Mr. Wilson has entered into a settlement agreement with GXO Logistics UK Limited, an affiliate of the Company, that includes a waiver and release of claims, and acknowledgment of his continuing obligations under his Service Agreement with the Company, and provides for the following: (i) Mr. Wilson will receive (a) all severance payments due to him under the Company's Severance Plan, and (b) additional payments of $1,000,000 during each of the three twelve-month periods following his termination date, payable in arrears quarterly over each applicable 12-month period, subject to Mr. Wilson's not having competed with the Company or any of its subsidiaries or affiliates through each respective payment date, subject, in each case, to a clawback of all payments (on an after-tax basis) made within 12-months if Mr. Wilson violates his non-compete; and (ii) Mr. Wilson's outstanding Company service-based restricted stock units and performance-based restricted stock units (to the extent earned based on actual performance) will be subject to pro-rated vesting through the termination date in accordance with their terms. The settlement agreement further provides that a number of shares of Company common stock received upon settlement of such awards with an aggregate value of $1,000,000 will be subject to a lock-up on sales, offers, pledges, as well as any other transfers or dispositions, directly or indirectly, through December 3, 2026; Mr. Wilson has agreed to make himself available in his CEO capacity, as requested by the Company or its board of directors, through the earlier of (i) a date chosen at the Company's discretion (not earlier than August 15, 2025) or (ii) December 3, 2025 (provided that, (a) the Company reserves the right to place Mr. Wilson on garden leave at any time, in its sole discretion and (b) Mr. Wilson will receive his base salary, pension and car allowance through December 3, 2025 as pay in lieu of notice if the ultimate final date of employment is before December 3, 2025); and that the Company will consider Mr. Wilson for a pro-rated bonus in recognition of a successful transition period.

The foregoing summary of Mr. Wilson's settlement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of Mr. Wilson's settlement agreement, a copy of which is filed as Exhibit 10.27 to this Form 10-K and is incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1 of Part I of this Annual Report) will be set forth in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2025.

We have adopted a Code of Business Ethics (the "Code of Ethics"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code of Ethics is available on our website at www.ethics.gxo.com. In the event that we amend or waive any of the provisions of the Code of Ethics that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website at the web address specified above.

Item 11. Executive Compensation.

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and information regarding securities authorized for issuance under equity compensation plans, will be set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information will be filed with the SEC on or before April 30, 2025.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Auditor Firm ID: 185.

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2025.

Item 15. Exhibits and Financial Statement Schedules.

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibit Number	Description
2.1	Separation and Distribution Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
2.2	Recommended cash and share acquisition of Clipper Logistics PLC by GXO Logistics, Inc., dated as of February 28, 2022 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 1, 2022).
2.3	Cooperation Agreement between GXO Logistics, Inc. and Clipper Logistics PLC (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 1, 2022).
2.4	Cash offer for Wincanton Plc by GXO Logistics, Inc., dated as of February 29, 2024 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on February 29, 2024).
3.1	Amended and Restated Certificate of Incorporation of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
3.2	The Amendment to the Amended and Restated Certificate of Incorporation of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 23, 2024).
3.3	Second Amended and Restated Bylaws of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
4.1	Indenture, dated as of July 2, 2021, among GXO Logistics, Inc. and Wells Fargo Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
4.2	First Supplemental Indenture, dated as of July 2,2021, among GXO Logistics, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
4.3	Second Supplemental Indenture, dated as of May 6, 2024, by and between GXO and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 6, 2024).
4.4	Registration Rights Agreement by and among Jacobs Private Equity, LLC and GXO Logistics, Inc., dated as of September 29, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on October 1, 2021).
4.5	Description of Securities (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 17, 2022).
10.1	Tax Matters Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).

10.2	Employee Matters Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.3	Intellectual Property License Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of July 30, 2021 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.4	Credit Agreement, dated as of June 23, 2021, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent and an Issuing Lender (incorporated by reference to Exhibit 10.13 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
10.5	Amendment No. 1 to Credit Agreement, dated as of March 9, 2023, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 10, 2023).
10.6	Term Loan Credit Agreement, dated as of March 22, 2022, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Barclays Bank plc, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 23, 2022).
10.7***	Term Loan Credit Agreement, dated as of May 25, 2022, by and among the Company, the lenders and other parties from time to time party thereto, and Barclays Bank plc, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 26, 2022).
10.8	Aberforth Deed of Irrevocable Undertaking, dated as of February 28, 2024 (incorporated by reference to Exhibit 10.01 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on February 29, 2024).
10.9	Threadneedle Deed of Irrevocable Undertaking, dated as of February 28, 2024 (incorporated by reference to Exhibit 10.02 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on February 29, 2024).
10.10	Wellcome Deed of Irrevocable Undertaking, dated as of February 29, 2024 (incorporated by reference to Exhibit 10.03 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on February 29, 2024).
10.11	Polar Capital Deed of Irrevocable Undertaking, dated as of February 29, 2024 (incorporated by reference to Exhibit 10.04 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on February 29, 2024).
10.12	Term Loan Credit Agreement, dated as of March 29, 2024, by and among GXO, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on April 1, 2024).
10.13	Credit Agreement, dated as of March 29, 2024, by and among GXO, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on April 1, 2024).
10.14	Bridge Credit Agreement, dated as of February 29, 2024 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 8, 2024).
10.15+	Form of Option Award Agreement under the GXO Logistics, Inc. 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.16+	GXO Logistics, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.17+	GXO Logistics, Inc. Severance Plan (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.18+	GXO Logistics, Inc. Cash Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).

10.19+	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.20+	Form of Restricted Stock Unit Award Agreement (Service-Vesting) (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.21+	Form of Restricted Stock Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 5, 2022).
10.22+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 5, 2022).
10.23+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 8, 2024).
10.24*+	GXO Logistics, Inc. Long-Term Cash Award Agreement Under the 2021 Omnibus Incentive Compensation Plan.
10.25+	Offer Letter between XPO Logistics Europe and Malcolm Wilson, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.26+	Service Agreement between XPO Supply Chain UK Limited and Malcolm Wilson, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.27*+	Settlement Agreement, dated as of February 17, 2025, by and between GXO Logistics UK Limited and Malcolm Wilson.
10.28+	Offer Letter between XPO Logistics Europe and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.29+	Service Agreement between XPO Supply Chain UK Limited and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.30+	Pension Top Up Letter between XPO Logistics Europe and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.15 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.31+	Offer Letter between XPO Logistics, Inc. and Baris Oran, dated as of April 20, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.32+	Offer Letter between GXO Logistics, Inc. and Elizabeth Fogarty, dated as of October 22, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.33+	Offer Letter between XPO Supply Chain UK Limited and Richard Cawston, dated as of July 14, 2021 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 15, 2024).
10.34+	Service Agreement between XPO Supply Chain UK Limited and Richard Cawston, dated as of July 12, 2021 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 15, 2024).
10.35+	Offer Letter between GXO Logistics FST Limited and Corinna Refsgaard, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
10.36+	Service Agreement between GXO Logistics FST Limited and Corinna Refsgaard, dated as of February 23, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).

10.37+	Pension Top Up Letter between GXO Logistics FST Limited and Corinna Refsgaard, dated as of April 10, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
10.38+	Agreement and Promise of Reimbursement between GXO Logistics FST Limited and Corinna Refsgaard, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
19.1*	GXO Logistics, Inc. Insider Trading Policy.
21.1*	Subsidiaries of the registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
32.1**	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
32.2**	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
97.1	GXO Logistics, Inc. Amended and Restated Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 15, 2024).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
***	Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted exhibits to the SEC or its staff upon its request.
+	This exhibit is a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GXO Logistics, Inc.

Date: February 18, 2025   By: /s/ Malcolm Wilson

                                                     Malcolm Wilson
Chief Executive Officer
(Principal Executive Officer)

Date: February 18, 2025   By: /s/ Baris Oran

                                                     Baris Oran
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ Malcolm Wilson Malcolm Wilson	Chief Executive Officer and Director (Principal Executive Officer)	February 18, 2025
/s/ Baris Oran Baris Oran	Chief Financial Officer (Principal Financial Officer)	February 18, 2025
/s/ Paul Blanchett Paul Blanchett	Chief Accounting Officer (Principal Accounting Officer)	February 18, 2025
/s/ Brad Jacobs Brad Jacobs	Director (Chairman)	February 18, 2025
/s/ Marlene Colucci Marlene Colucci	Director (Vice Chair)	February 18, 2025
/s/ Oren Shaffer Oren Shaffer	Director (Lead Independent Director)	February 18, 2025
/s/ Gena Ashe Gena Ashe	Director	February 18, 2025
/s/ Clare Chatfield Clare Chatfield	Director	February 18, 2025
/s/ Matthew J. Fassler Matthew J. Fassler	Director	February 18, 2025
/s/ Joli L. Gross Joli L. Gross	Director	February 18, 2025
/s/ Jason Papastavrou Jason Papastavrou	Director	February 18, 2025



BOARD OF DIRECTORS:

Brad Jacobs
Non-Executive Chairman, GXO Logistics, Inc.
Chairman and Chief Executive Officer, QXO, Inc.
Non-Executive Chairman, RXO, Inc.
Executive Chairman, XPO, Inc.

Gena Ashe
Chief Legal Officer and Corporate Secretary,
Anterix Inc.

Clare Chatfield
Chairwoman, Chantiers de l'Atlantique

Marlene Colucci
Vice Chair, GXO Logistics, Inc.
Chief Executive Officer, The Business Council

Matthew Fassler
Chief Strategy Officer, QXO, Inc.

Joli Gross
Senior Vice President, Chief Legal & Sustainability
Officer, and Corporate Secretary, United Rentals, Inc.

Jason Papastavrou, Ph.D.
Founder and Chief Investment Officer,
ARIS Capital Management, LLC

Oren Shaffer
Lead Independent Director, GXO Logistics, Inc.
Former Vice Chairman and Chief Financial Officer, Qwest
Communications International, Inc.
(now CenturyLink, Inc.)

Malcolm Wilson
Chief Executive Officer, GXO Logistics, Inc.

EXECUTIVE OFFICERS:

Malcolm Wilson
Chief Executive Officer

Richard Cawston
Chief Revenue Officer

Elizabeth Fogarty
Chief Communications Officer

Karlis Kirsis
Chief Legal Officer

Baris Oran
Chief Financial Officer

Corinna Refsgaard
Chief Human Resources Officer

COMMON STOCK:

The company's common stock is traded on the NYSE under the symbol "GXO."

COMPANY FINANCIAL INFORMATION:

Copies of GXO Logistics, Inc.'s financial information such as the company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement are available at the Company's website at https://www.gxo.com or by contacting Investor Relations at our headquarters address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held May 13, 2025, at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at   https: www.meetnow.global/ML5XYPX with your control number.

HEADQUARTERS:

Two American Lane
Greenwich, CT 06831
Tel. 1-203-489-1287

TRANSFER AGENT:

Computershare Trust Company, N.A.
Tel. 1-800-736-3001
www.computershare.com/investor

Mailing address - courier:
150 Royall Street, Suite 101
Canton, MA 02021

Mailing address - regular mail:
P.O. Box 43078
Providence, RI 02940-3078

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP, New York, NY

GXO

Logistics at full potential

GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831
USA
gxo.com